UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 4, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Third Quarter 2025

Report of UBS AG, which appears immediately following this
page.

UBS AG

Third quarter 2025 report

Corporate calendar UBS AG
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available at
ubs.com/global/en/investor-relations/events/calendar.html
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Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and unregistered
trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS AG consolidated key figures
2.
Recent developments
4
Recent developments
3.
UBS AG performance, business divisions
and Group Items
9
UBS AG consolidated performance
17
Global Wealth Management
19
Personal & Corporate Banking
22
Asset Management
23
Investment Bank
25
Non-core and Legacy
26
Group Items
4.
Risk and capital management
27
Risk management and control
28
Capital management
5.
Consolidated

financial statements
33
UBS AG interim consolidated financial
statements (unaudited)
6.
Comparison between UBS AG consolidated
and UBS Group AG consolidated
67
Comparison between UBS AG consolidated
and UBS Group AG consolidated
Appendix
69
Alternative performance measures
73
Abbreviations frequently used in
our financial reports
75
Information sources
76
Cautionary statement

UBS AG third quarter 2025 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group” UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”, “we”, “us” and “our”

UBS AG and its consolidated subsidiaries
“Credit Suisse AG” Credit Suisse AG and its consolidated subsidiaries before the merger with UBS AG
“Credit Suisse Group” and “Credit Suisse” Pre-acquisition Credit Suisse Group
“UBS Group AG” UBS Group AG on a standalone basis
“Credit Suisse Group AG” Credit Suisse Group AG on a standalone basis
“UBS Switzerland AG” UBS Switzerland AG on a standalone basis
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in other applicable regulations. A number of APMs are reported in UBS’s external reports
(annual, quarterly and

other reports). APMs

are used to provide

a more complete

picture of operating

performance
and to reflect

management’s view of

the fundamental

drivers of the

business results.

A definition of

each APM, the
method used to calculate

it and the information

content are presented

under “Alternative performance

measures”
in the

appendix to

this report.

These APMs

may qualify

as non-GAAP

measures as

defined by

US Securities

and
Exchange Commission (SEC) regulations.
Comparability
Comparative information in this report is

presented as follows.
Profit and loss information and other flow-based information for the third quarter of 2025, the second quarter of
2025 and the fourth quarter of

2024 is based entirely on consolidated

data following the merger of UBS AG and
Credit Suisse AG. Profit and loss information and other flow-based information for the nine-month period ending
30 September 2024 includes only four months

of post-merger UBS AG data.
Balance sheet information as at 30 September 2025, 30 June

2025 and 31 December 2024 includes post-merger
consolidated information.
Comparison between UBS AG consolidated

and UBS Group AG consolidated
This report

should be

read in

conjunction with

the UBS

Group third

quarter 2025

report that

was published

on
29 October

2025

and

is

available

under

“Quarterly

reporting”

at
ubs.com/investors
.

A

comparison

of

selected
financial and capital information of UBS AG consolidated and of

UBS Group AG consolidated is provided after the
Notes to the UBS AG interim consolidated financial

statements.

UBS AG third quarter 2025 report

Key figures
UBS AG consolidated key figures
UBS AG consolidated key figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.9.25 30.6.25 31.12.24 30.9.24 30.9.25 30.9.24
Results
Total revenues

12,446

11,635

11,317

11,997

36,244

31,006
Credit loss expense / (release)

113

152

241

167

388

303
Operating expenses

10,826

10,621

11,017

10,640

32,148

28,329
Operating profit / (loss) before tax

1,507

862

59

1,191

3,708

2,374
Net profit / (loss) attributable to shareholders

1,288

1,192

(257)

996

3,508

1,738
Profitability and growth
1
Return on equity (%)

5.4

5.0

(1.1)

4.2

4.9

3.1
Return on tangible equity (%)

5.9

5.4

(1.2)

4.5

5.3

3.4
Return on common equity tier 1 capital (%)

7.3

6.8

(1.3)

4.8

6.6

3.6
Revenues over leverage ratio denominator, gross (%)

3.0

2.9

2.9

3.0

3.0

3.1
Cost / income ratio (%)

87.0

91.3

97.3

88.7

88.7

91.4
Net profit growth (%)

29.3
n.m. n.m.

6.9

101.8

(43.1)
Resources
Total assets

1,633,877

1,671,814

1,568,060

1,626,893

1,633,877

1,626,893
Equity attributable to shareholders

95,135

94,278

94,003

96,943

95,135

96,943
Common equity tier 1 capital
2

71,460

69,829

73,792

84,423

71,460

84,423
Risk-weighted assets
2

502,425

498,327

495,110

515,520

502,425

515,520
Common equity tier 1 capital ratio (%)
2

14.2

14.0

14.9

16.4

14.2

16.4
Going concern capital ratio (%)
2

18.2

17.8

18.1

19.5

18.2

19.5
Total loss-absorbing capacity ratio (%)
2

37.8

36.5

36.7

38.2

37.8

38.2
Leverage ratio denominator
2

1,642,843

1,660,097

1,523,277

1,611,151

1,642,843

1,611,151
Common equity tier 1 leverage ratio (%)
2

4.3

4.2

4.8

5.2

4.3

5.2
Liquidity coverage ratio (%)
3

179.0

179.4

186.1

196.3

179.0

196.3
Net stable funding ratio (%)

118.6

120.9

124.1

126.8

118.6

126.8
Other
Invested assets (USD bn)
1,4

6,910

6,618

6,087

6,199

6,910

6,199
Personnel (full-time equivalents)

62,636

62,958

68,982

69,185

62,636

69,185
1 Refer to “Alternative performance measures” in the appendix to this report for the relevant definition(s) and calculation method(s).

2 Based on the Swiss systemically relevant bank framework. Refer to the “Capital
management” section of this report for more information.

3 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 65 data points in the third quarter of 2025, 61 data points in the second quarter

of 2025, 64 data points in the fourth quarter of

2024 and 65 data points in the third quarter of

2024. Refer to the “Liquidity and funding management” section of the
UBS Group third quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors,

for more information.

4 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates) and

Personal & Corporate

Banking. Refer to “Note 31 Invested

assets and net new money”

in the “Consolidated financial statements”

section of the UBS AG

Annual Report 2024,
available under “Annual reporting” at ubs.com/investors,

for more information.

UBS AG third quarter 2025 report |

Recent developments

Recent developments
Management report
Integration of Credit Suisse
We remain on

track to substantially complete

the integration of Credit

Suisse by the end

of 2026, and

our focus
continues to be on client account migrations

and infrastructure decommissioning.
In the

third quarter of

2025, and over

the course of

October 2025, we

successfully advanced our

Swiss business
migrations, having

now migrated

over two-thirds

of the

targeted client

accounts. We

still aim

to complete

the Swiss
booking center migrations by the end of the first

quarter of 2026.
Furthermore, we have substantially completed the integration of

Asset Management,

including the final portfolio
migrations

onto UBS platforms.
Regulatory and legal developments
Developments in Switzerland aimed at strengthening

financial stability
In September 2025, the Swiss

Federal Council launched a

public consultation on proposed legislative

amendments
to

capital

requirements

related

to

foreign

subsidiaries.

The

proposed

changes

would

require

the

deduction

of
investments in foreign subsidiaries

of systemically important

banks (SIBs) from

common equity tier 1

(CET1) capital.
After the

end of

the public

consultation in

January 2026,

the Swiss

Federal Council

is expected

to submit

its proposal
to the Swiss Parliament in the first half of 2026. Subject to the Parliament’s final decision, the proposal states that
the amendments would

enter into force in 2028,

at the earliest, starting

with a 65% deduction

requirement in the
first year

and increasing

to 100%

by 5-percentage-point

increments each

year over

seven years.

The phase-in

is
subject to adjustment should the legislation be

delayed.
A public consultation on other

proposed measures at the

ordinance level ended in

September 2025. The proposals
include

provisions to

deduct capitalized

software and

deferred

tax assets

(DTAs) on

temporary differences

from
CET1

capital,

add

stricter

requirements

for

prudent

valuation

adjustments

(PVAs)

of

assets

and

liabilities,

and
mandate the suspension of interest payments for additional tier 1 capital instruments in the event of a cumulative loss

over

four

quarters.

The

proposals

also

introduce

measures

that

aim

to

enable

the

Swiss

Financial

Market
Supervisory Authority (FINMA) and other authorities to better assess the situation of banks in a liquidity crisis. The entry into force of the above is expected

in January 2027, at the earliest.
A public consultation

by the Swiss

Federal Council is

expected to be

launched in the

first half of 2026

on additional
legislative measures,

including incremental

requirements for

the recovery

and resolution

plans of

SIBs, measures
aimed at

increasing

the potential

for obtaining

liquidity via

the Swiss

National Bank,

the introduction

of an

enhanced
accountability

framework in

the

form

of

a

Senior

Managers

Regime

for

banks, and

the

provision

of

additional
powers for

FINMA. We

expect the

Swiss Federal

Council’s submission

of these

legislative measures

to the

Parliament
in the first half of 2027, with the entry into force

expected in 2028 or 2029.
In addition, a public consultation

on amendments to the

Liquidity Ordinance is expected

to be launched in the

first
half

of 2026.

The

proposals are

expected to

set minimum

requirements for

maintaining borrowing

capacity for
emergency liquidity assistance.
Based on financial information

published for the

first quarter of

2025 and given UBS AG’s

target CET1 capital ratio
of

between

12.5% and

13%, UBS AG

would

be

required

to

hold

additional estimated

CET1

capital of

around
USD 24bn on

a pro-forma basis

if all

capital measures were

to be

implemented as proposed.

This would

include
around

USD 23bn

related

to

the

full

deduction

of

UBS AG’s

investments

in

foreign

subsidiaries,

of

which
approximately USD 7bn would be

required at the

start of the

proposed phase-in period.

These pro-forma figures
reflect previously announced expected capital

repatriations of around USD 5bn to

UBS AG from its subsidiaries.

UBS AG third quarter 2025 report |

Recent developments

The incremental

CET1 capital

of around

USD 24bn required

for UBS AG,

given our

aim to

maintain an

equity double
leverage

ratio

of

around

100%

at

UBS Group AG,

would

result

in

a

CET1

capital

ratio

at

the

UBS Group AG
(consolidated)

level

of

around

19%.

At

Group

level,

the

proposed

measures

related

to

DTAs

on

temporary
differences, capitalized

software and

PVAs would

eliminate capital

recognition for

these items,

thereby reducing
the CET1 capital ratio for

the Group from around 19% to

around 17%, underrepresenting UBS’s capital strength
compared with peers.
The additional capital of USD 24bn would be in addition to the incremental capital that UBS will have to hold as a
result

of

the

acquisition

of

the

Credit

Suisse

Group

in

order

to

meet

existing

regulations. This

includes

around
USD 9bn to remove the regulatory concessions granted to Credit Suisse and around USD 6bn to meet the current progressive requirements due

to the

increased leverage

ratio denominator

(LRD) and

higher market

share of

the
combined business. The estimated effect for the progressive requirements for LRD and market share decreased to
USD 6bn, from

USD 9bn, following

FINMA’s confirmation

about the

requirements

that will

apply to

UBS. The

phase-
in of the increased capital

requirements relating to the increased LRD and

higher market share will commence on
1 January 2026 and will be completed by the

beginning of 2030, at the latest.
On this basis, UBS would be required to hold

around USD 39bn in additional CET1 capital

in total.
FINMA resolution report on UBS
In September

2025, FINMA

published its

2025 resolution

report

on UBS

related to

the 2024

fiscal year.

FINMA
concluded

that

UBS

remains

resolvable

under

UBS’s

existing

preferred

resolution

strategy,

which

includes

a
recapitalization via a bail-in at the Group holding company level. The

Swiss emergency plan of UBS is designed to
ensure the

continuity of

systemically important

functions and

critical operations

in Switzerland

in the

case of

a failed
attempt

to

restructure

the

UBS

Group.

According

to

FINMA,

this

plan

was

largely

compliant

with

the

current
regulatory requirements. However,

given the lessons learned from

the Credit Suisse crisis, FINMA has

determined
that

the

Swiss

emergency

plan

requires

further

development

to

meet

the

objective

of

maintaining

systemically
important functions while

also safeguarding financial stability

at the international

level. Moreover, FINMA assessed
that UBS’s Swiss emergency plan requires better integration into UBS’s global resolution plan.

Due to the ongoing
integration

of

Credit

Suisse

into

UBS,

FINMA

has

refrained

from

assessing

UBS’s

recovery

plan,

which

outlines
measures that aim to restore financial strength if UBS should come under severe capital or liquidity stress.
›
Refer to “Recovery and resolution” in the “Regulation and supervision” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information
Updated Federal Reserve Board stress capital

buffer requirements
In August

2025, the

Federal Reserve

Board reduced

the stress

capital buffer

(the SCB)

of UBS

Americas Holding
LLC, our

US-based intermediate

holding company,

to 5.2%,

from 9.3%,

applicable from

1 October 2025

under
the

Federal

Reserve

Board’s

SCB

rule,

resulting

in

a

total

CET1

capital

requirement

of

9.7%.

The

SCB

for

UBS
Americas Holding LLC is derived from the

results of the Federal Reserve

Board’s 2025 Dodd–Frank Act Stress Test
(DFAST) released in June 2025.
Earlier in 2025, the

Federal Reserve Board proposed measures to

reduce the volatility of the

SCB requirements by
averaging the

capital stress

test results

from the

past two

years, with

the aim

of making

capital planning

more
predictable for

banks. In

addition, the

Federal Reserve

Board proposed

moving the

effective date

for the

annual
SCB updates from 1 October to 1 January to allow more time to meet the new requirements. We expect the final
rules to be published in the first half of 2026.
Changes to the UK senior management function

and material risk taker compensation schemes
In October

2025, the

Prudential Regulation Authority

and Financial

Conduct Authority adopted

changes to

their
regulations

on

the compensation

of senior

managers and

material risk

takers. The

revised

regulations

generally
reduce the

portion of

incentive compensation

subject to

mandatory deferral,

reduce the

mandatory deferral

periods
for incentive compensation to a

uniform four years, eliminate

post-vesting blocked periods and permit

awards to
accrue

interest

and

dividends.

Changes

are

generally

effective

immediately

and

companies

may

elect

to

apply
certain elements of

the revised requirements to

awards in the

current compensation year, as well as

to outstanding
deferred incentive compensation plans. UBS AG is assessing

the changes and the related impacts.

UBS AG third quarter 2025 report |

Recent developments

Other developments
Completion of obligations under Credit Suisse’s

residential mortgage-backed securities settlement

with the US
Department of Justice
On 1 August 2025, UBS AG entered into an agreement with the US Department of Justice (the DOJ) under which
UBS AG paid USD

300m to resolve

all remaining obligations

under Credit Suisse’s

2017 settlement agreement

with
the

DOJ

related

to

residential

mortgage-backed

securities

activities.

The

resolution

had

no

effect

on

UBS AG’s
performance in the third quarter of 2025.
Resolution of legacy French cross-border matter

In

September

2025,

UBS AG

resolved

the

legacy

matter

related

to

its

cross-border

business

activities

in

France
between 2004 and 2012. As a

result, UBS AG agreed to pay

a fine of EUR 730m and

EUR 105m in civil damages
to the French State in the third quarter of 2025 and recognized a gain of

USD 321m (USD 284m in Global Wealth
Management and

USD 37m in

Personal & Corporate

Banking) in connection

with the

release of a

related provision.
In

2023,

the

French

Supreme

Court

confirmed

the

Paris

Court

of

Appeal’s

decision

finding

UBS AG

guilty

of
unlawful client solicitation and aggravated money laundering but referred the financial penalty and civil

damages
to be re-assessed by the lower court.
Sale of a 36.01%

stake in Credit Suisse Securities (China)

Limited
In the third quarter of 2025,

UBS AG completed the sale

of a 36.01% stake

in a subsidiary, Credit Suisse Securities
(China) Limited (CSS),

to Beijing State-Owned Assets Management Co., Ltd., as announced on 24 June 2024, and
deconsolidated the entity. The sale resulted in a

pre-tax gain of USD 128m

in the Investment Bank.

UBS AG retains
a 14.99% shareholding in CSS and accounts for

this minority interest as an investment in an associate.
Court ruling related to the write-off of Credit

Suisse additional tier 1 capital instruments in 2023
In

proceedings

initiated

by

certain

former

holders

of

Credit

Suisse

Group AG

additional

tier 1

(AT1)

capital
instruments

against

FINMA

challenging

FINMA’s

decree

of

19 March

2023

ordering

the

write-off

of

CHF 16bn
principal amount of

Credit Suisse Group AG’s AT1 instruments, the

Swiss Federal Administrative

Court published a
partial

decision

in

October

2025.

The

court

determined

that

FINMA’s

order

lacked

a

sufficient

legal

basis

and
revoked FINMA’s decree.

FINMA has

stated it will

appeal the decision

to the Swiss

Federal Supreme Court.

UBS also
intends to appeal.
Supplementary 2024 dividend to UBS Group

AG
On 23 October 2025, the Extraordinary General Meeting of

UBS AG approved a supplementary 2024 dividend of
USD 6,500m. The dividend was paid by UBS AG

to its shareholder UBS Group AG on the same day.
Organizational changes
On

24 October

2025,

UBS AG

announced

that

Lukas

Gähwiler

will

not

stand

for

re-election

to

the

Board

of
Directors of UBS AG and

Markus Ronner will be

nominated as a new member

of the Board

of Directors and

Vice
Chairman of UBS AG, succeeding Lukas

Gähwiler.

Markus Ronner is a

Swiss citizen and has

been with UBS since
1981.
In addition, on

24 October 2025 several

changes with respect

to the responsibilities

of existing Executive

Board (EB)
members were announced and will be effective

1 January 2026.
Michelle Bereaux, UBS AG Integration Officer, will

take on the role

of UBS AG Head Compliance and

Operational
Risk Control.
Beatriz Martin, Head Non-core

and Legacy and the

EB Lead for Sustainability

and Impact, will also

become UBS AG
Chief Operating

Officer. In

addition to her

current responsibilities,

she will oversee

the finalization

of the

integration
of Credit Suisse, UBS AG

Operations, and the Internal

Consulting and Governance

teams. She will also continue

to
act as President EMEA and UK Chief Executive.
Todd

Tuckner

will

take

on

the

responsibility

for

Governmental

and

Regulatory Affairs

in

addition

to

his

role

as
UBS AG CFO.
Stefan Seiler will

take on the

responsibility for

the UBS AG

Security functions

in addition

to his role

as UBS AG

Head
of HR and Corporate Services.

Mike Dargan will focus

on capturing opportunities arising from

innovation and technological changes in addition
to his role as UBS AG Chief Technology Officer.

UBS AG third quarter 2025 report |

Recent developments

UBS’s tender offers for debt securities
On

30 October

2025,

UBS AG,

acting

through

its

Stamford

branch,

and

UBS

Group

AG

announced

offers

to
repurchase outstanding

notes of seven

series of

senior debt for

a maximum

purchase consideration of

USD 4bn.
The securities subject to the

offers and the terms and conditions

of the offers are set forth in the

offer documents.
The offers

are made

as part

of UBS’s

proactive management

of its

funding and

total loss-absorbing

capacity, among
other

factors,

to

optimize

interest

expense.

The

offers

are

scheduled

to

expire

on

5 November

2025,

unless
extended or

earlier terminated.

UBS AG expects

to record

a loss

on the

purchase and

early repayment

of these
high-spread securities at above book value. The amount of the loss will vary based on the total consideration that will be paid.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items

8
UBS AG performance,

business divisions and Group Items
Management report
Our businesses
We report

five business

divisions, each

of which

qualifies as

an operating

segment pursuant

to IFRS

Accounting
Standards: Global Wealth Management,

Personal & Corporate Banking,

Asset Management, the Investment

Bank,
and Non-core and Legacy. Non-core and Legacy consists of positions and businesses not aligned with our strategy and policies.

Our Group

functions are

support and

control functions

that provide

services to

the Group.

Virtually all

costs incurred
by our Group functions are

allocated to the business divisions,

leaving a residual amount that

we refer to as Group
Items in our segment reporting.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

9
UBS AG consolidated performance
Income statement
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Net interest income

1,608

1,584

1,560

2

3

4,520

3,088
Other net income from financial instruments measured

at fair value through profit or loss

3,498

3,374

3,592

4

(3)

10,796

9,809
Net fee and commission income

7,097

6,526

6,334

9

12

20,253

17,084
Other income

243

150

510

62

(52)

675

1,025
Total revenues

12,446

11,635

11,997

7

4

36,244

31,006
Credit loss expense / (release)

113

152

167

(26)

(32)

388

303
Personnel expenses

5,797

5,649

5,788

3

0

17,356

14,746
General and administrative expenses

4,303

4,228

4,014

2

7

12,608

11,584
Depreciation, amortization and impairment of non-financial

assets

726

744

838

(3)

(13)

2,184

2,000
Operating expenses

10,826

10,621

10,640

2

2

32,148

28,329
Operating profit / (loss) before tax

1,507

862

1,191

75

27

3,708

2,374
Tax expense / (benefit)

213

(336)

194

10

181

587
Net profit / (loss)

1,294

1,198

997

8

30

3,527

1,787
Net profit / (loss) attributable to non-controlling interests

6

6

1

(1)

735

19

49
Net profit / (loss) attributable to shareholders

1,288

1,192

996

8

29

3,508

1,738
Comprehensive income
Total comprehensive income

846

4,231

3,623

(80)

(77)

7,735

3,724
Total comprehensive income attributable to non-controlling interests

5

18

21

(72)

(75)

46

37
Total comprehensive income attributable to shareholders

841

4,213

3,602

(80)

(77)

7,689

3,687
Net integration-related expenses, by business division and Group Items
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Global Wealth Management

539

381

416

1,275

1,022
Personal & Corporate Banking

344

213

171

723

368
Asset Management

63

63

86

199

189
Investment Bank

(15)
1

124

154

226
1

430
Non-core and Legacy

184

251

268

626

515
Group Items

2

6

21

7

30
Net integration-related expenses

1,118

1,038

1,116

3,056

2,555
of which: total revenues

(149)
1

7

35

(145)
1

45
of which: operating expenses

1,267

1,031

1,081

3,201

2,510
of which: personnel expenses

449

407

420

1,241

869
of which: general and administrative expenses

740

538

551

1,738

1,383
of which: depreciation, amortization and impairment of non-financial assets

78

87

110

222

258
1 Includes a USD 128m gain from the sale of a stake in a subsidiary, Credit Suisse

Securities (China) Limited.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

10
Results: 3Q25 vs 3Q24
Operating

profit

before

tax

increased

by

USD 316m,

or

27%,

to

USD 1,507m,

reflecting

an

increase

in

total
revenues

and

a

decrease

in

net

credit

loss

expenses, partly

offset

by

higher operating

expenses. Total

revenues
increased by USD 449m, or

4%, to USD 12,446m,

which included an increase

from foreign currency effects. The
increase in total

revenues was largely due

to an increase

of USD 763m in

net fee and

commission income, partly
offset

by

decreases

of

USD 267m

in

other

income.

Operating

expenses

increased

by

USD 186m,

or

2%,

to
USD 10,826m and included

an increase

from foreign currency

effects. The overall

increase was largely

due to

an
increase

of

USD 289m

in

general

and

administrative

expenses,

partly

offset

by

a

USD 112m

decrease

in
depreciation,

amortization

and

impairment

of

non-financial

assets.

Net

credit

loss

expenses

were

USD 113m,
compared with USD 167m in the third quarter

of 2024.

Integration-related expenses

in general

and administrative

expenses primarily

included shared

services costs

charged
from other companies in

the UBS Group reporting

scope and consulting,

legal and audit fees.

Integration-related
personnel expenses were mainly due to

salaries and variable compensation and post-employment

benefit plans. In
addition,

there

was

accelerated

depreciation

of

properties

and

leasehold

improvements

in

depreciation,
amortization and impairment

of non-financial assets.

Integration items within

revenues included a

gain from the
sale of a stake in Credit Suisse Securities (China)

Limited (CSS).

Total revenues: 3Q25 vs 3Q24
Net interest income and other net income

from financial instruments measured at

fair value through profit or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit or loss decreased by USD 47m to USD 5,106m.

Global Wealth

Management

revenues decreased

by USD 12m

to USD 2,077m,

mainly driven

by the

impact of

lower
central bank interest rates on

deposit revenues and by lower loan

revenues, reflecting margin contraction,

largely
offset

by

lower

liquidity

and

funding

costs,

the

effects

of

favorable

changes

in

deposit

mix,

balance

sheet
optimization measures,

and positive foreign currency effects.
Personal &

Corporate Banking

revenues decreased

by USD 50m

to USD 1,399m,

mainly driven

by lower

net interest
income, reflecting

the impact

of lower

central bank

interest rates

on deposit

revenues. This

was partly

offset by
deposit

pricing

measures

and

lower

liquidity

and

funding

costs.

These

revenues

also

included

positive

foreign
currency effects.

Investment Bank revenues increased by USD 360m

to USD 1,873m, mainly due to higher revenues in Financing in
Global Markets,

led by Prime Brokerage,

supported by higher client

balances. In addition, Global

Banking revenues
increased, driven by higher revenues in

Capital Markets.
Non-core and Legacy

revenues

were negative USD 91m

compared with positive

USD 63m

in the

third quarter of
2024, mainly due

to lower net

gains from position

exits and lower

net interest income

from the securitized

product
portfolio,

partly offset by lower markdowns.
Revenues in Group Items were negative USD

143m

compared with positive USD 14m in the

third quarter of 2024.
The

change in

revenues was

mainly driven

by lower

mark-to-market gains

from Group

hedging and

own debt,
including hedge accounting ineffectiveness.

›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items
›
Refer to “Note 4 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

11
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income

(39)

89

(485)

(92)

(215)

(486)
Net interest income from financial instruments measured

at fair value through profit or
loss and other

1,647

1,495

2,045

10

(19)

4,736

3,573
Other net income from financial instruments measured

at fair value through profit or loss

3,498

3,374

3,592

4

(3)

10,796

9,809
Total

5,106

4,958

5,153

3

(1)

15,316

12,896
Global Wealth Management

2,077

2,042

2,089

2

(1)

6,193

5,287
of which: net interest income

1,655

1,587

1,662

4

0

4,831

4,183
of which: transaction-based income from foreign exchange and other intermediary
activity
1

422

455

427

(7)

(1)

1,362

1,104
Personal & Corporate Banking

1,399

1,357

1,449

3

(3)

4,002

3,376
of which: net interest income

1,168

1,142

1,233

2

(5)

3,369

2,868
of which: transaction-based income from foreign exchange and other intermediary
activity
1

231

215

216

7

7

634

509
Asset Management

(9)

0

24

(15)

1
Investment Bank

1,873

1,886

1,513

(1)

24

5,815

4,577
Non-core and Legacy

(91)

(150)

63

(40)

(124)

203
Group Items

(143)

(176)

14

(19)

(556)

(548)
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals,

which are included in the income statement
line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this line

are one component of Transaction

-based income in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.

Net fee and commission income

Net fee and commission income increased by USD 763m

to USD 7,097m.
Net

brokerage

fees

increased

by

USD 251m

to

USD 1,293m,

driven

by

increased

volumes

in

Cash

Equities

in
Execution Services

in the

Investment Bank,

led by the

Asia Pacific

region,

and higher

levels of

client activity

in Global
Wealth Management in the Asia Pacific,

EMEA and Americas regions.
Fees for portfolio management

and related services increased

by USD 190m to USD 3,301m.

These fees are largely
recurring and are driven

mainly by Global Wealth

Management.

Investment fund fees increased by

USD 188m

to
USD 1,740m. These

fees are

also largely

recurring in

nature and

are mainly

driven by

management and

performance
fees in Asset Management and asset-based

fund fees in Global Wealth Management.

The year-on-year increase in
both of

these fee

categories reflected

higher average

levels of

fee-generating assets

in Global

Wealth Management,
reflecting positive impacts from market performance and net new fee-generating asset inflows over the course of the last

12 months.

Increases in

Asset Management reflected

growth in

Hedge Fund

Businesses, positive market
performance and foreign currency effects, partly

offset by negative impacts from continued

margin compression.
›
Refer to “Note 5 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information
Other income
Other income was

USD 243m compared with USD 510m

in the third

quarter of 2024.

The third

quarter of 2025
included

a

USD 128m

gain

from

the

sale

of

a

stake

in

CSS

and

a

USD 33m

gain

from

the

sale

of

our

wealth
management business in India. These gains were partly offset by a USD 140m loss relating to an investment in an
associate.

The

third

quarter of

2024

also included

a USD 119m

gain related

to the

sale

of

an investment

in

an
associate and an USD 84m gain from disposals.
›
Refer to “Note 6 Other income” in the “Consolidated financial statements” section of this report for more information
Credit loss expense / release: 3Q25 vs

3Q24
Total

net credit

loss expenses

in

the

third quarter

of 2025

were USD 113m,

reflecting net

expenses of

USD 8m
related

to

performing

positions

and

net

expenses

of

USD 105m

on

credit-impaired

positions.

Net

credit

loss
expenses were USD 167m

in the third quarter of 2024.
›
Refer to “Note 9 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

12
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.9.25
Global Wealth Management

(4)

11

7
Personal & Corporate Banking

2

76

78
Asset Management

0

0

0
Investment Bank

9

12

21
Non-core and Legacy

0

5

6
Group Items

0

0

0
Total

8

105

113
For the quarter ended 30.6.25
Global Wealth Management

(3)

1

(2)
Personal & Corporate Banking

22

92

114
Asset Management

0

0

0
Investment Bank

19

22

41
Non-core and Legacy

0

(1)

(1)
Group Items

0

0

0
Total

38

114

152
For the quarter ended 30.9.24
Global Wealth Management

(11)

14

3
Personal & Corporate Banking

(10)

94

84
Asset Management

0

0

0
Investment Bank

9

(4)

4
Non-core and Legacy

(2)

77

76
Group Items

0

0

0
Total

(15)

182

167

Operating expenses: 3Q25 vs 3Q24
Operating expenses
For the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Personnel expenses

5,797

5,649

5,788

3

0

17,356

14,746
of which: salaries and variable compensation

4,901

4,882

4,999

0

(2)

14,912

12,824
of which: variable compensation – financial advisors
1

1,419

1,335

1,335

6

6

4,163

3,893
General and administrative expenses

4,303

4,228

4,014

2

7

12,608

11,584
of which: net expenses / (releases) for litigation, regulatory and similar matters

41

163

(47)

(75)

400

1,121
Depreciation, amortization and impairment of non-financial

assets

726

744

838

(3)

(13)

2,184

2,000
Total operating expenses

10,826

10,621

10,640

2

2

32,148

28,329
1 Financial advisor compensation consists of cash

compensation, determined using a formulaic

approach based on production, and

deferred awards. It also

includes expenses related to compensation commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel

expenses increased

by

USD 9m

to

USD 5,797m, including

a

USD 108m

increase

in

post-employment
benefit plans, predominantly related to integration-related expenses.

There were also increases in financial advisor
compensation, resulting

from higher

compensable revenues,

and in

accruals for

performance awards,

reflecting
business performance.

The increases were largely

offset by lower salary

expenses, reflecting the

impact of a

smaller
workforce.
›
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 289m

to

USD 4,303m,

largely

due

to

an

increase

of
USD 340m

in

shared

services costs

charged

for

Technology,

Finance

and

Risk

by

shared

services subsidiaries

of
UBS Group AG, partly offset by a decrease of USD 87m

in real estate and logistics costs. The third quarter

of 2025
includes

net

expenses

of

USD

41m

for

provisions

for

litigation,

regulatory

and

similar

matters,

reflecting

a
USD 321m net

release related

to the

resolution of

a legacy

matter concerning

cross-border business

activities in
France, more than offset by expenses related to increases in other litigation provisions.

›
Refer to “Note 8 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›
Refer to “Other developments” in the “Recent developments” section and “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters on a UBS AG consolidated basis

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

13
Depreciation, amortization and impairment of

non-financial assets
Depreciation, amortization

and impairment

of non-financial

assets decreased

by USD 112m

to USD 726m,

primarily
reflecting

an

USD 88m decrease

in

depreciation

of

leased

real

estate

as

a

result

of

higher

levels of

accelerated
depreciation

in

the

third

quarter

of

2024.

In

addition,

there

was

a

USD 54m

decrease

in

the

amortization

of
internally generated

capitalized software, reflecting

a lower cost

base of software

assets. The decreases

were partly
offset by a USD 39m

increase in impairments,

mainly related to internally generated

capitalized software.

Tax: 3Q25 vs 3Q24
UBS AG had a

net income tax

expense of USD 213m

in the third

quarter of 2025,

representing an effective

tax rate
of 14.1%, compared with USD 194m in the

third quarter of 2024 and an effective

tax rate of 16.3%.
The net current tax expense was

USD 282m, which primarily related to the taxable

profits of UBS Switzerland AG
and other entities.
There was a

net deferred

tax benefit

of USD 68m.

This reflected

a net deferred

tax expense

of USD 63m

that mainly
related

to

the

amortization

of

deferred

tax

assets

(DTAs)

previously

recognized

in

relation

to

tax

losses

carried
forward

and

deductible

temporary

differences,

more

than

offset

by

a

USD 109m

benefit

in

respect

of

the

tax
deduction for deferred compensation

awards and a USD 22m

benefit due to an

increase in DTA recognition

within
UBS AG’s US branch.
Total comprehensive income attributable

to shareholders
In the

third quarter

of 2025,

total

comprehensive

income

attributable

to shareholders

was USD

841m,

reflecting

a net
profit of

USD 1,288m

and other

comprehensive

income (OCI),

net of

tax, of negative

USD 447m.
OCI related to own credit on financial

liabilities designated at fair value was negative USD 576m, primarily due to
a tightening of our own credit spreads.
Foreign currency

translation

OCI was

negative USD 116m,

mainly resulting

from the

US dollar

strengthening against
the Swiss franc, the euro and the pound sterling.
OCI

related

to

cash

flow

hedges

was

USD 178m,

mainly

reflecting

net

losses

on

hedging

instruments

that

were
reclassified from OCI to the income statement.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information
›
Refer to “Reconciliation

of equity under

IFRS Accounting

Standards to

Swiss SRB common

equity tier

1 capital

(UBS AG
vs UBS Group

AG consolidated)”

in the “Capital

management”

section of

this report

for more information

about the
effects of OCI

on common

equity tier

1 capital
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS AG
Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

14
Sensitivity to interest rate movements
As of 30 September

2025, it is

estimated that a

parallel shift in

yield curves by

+100 basis points

could lead to

a
combined increase in

annual net interest

income from our

banking book of

approximately USD 1.4bn in

the first
year after

such a

shift. Of

this increase,

approximately USD 0.8bn, USD 0.4bn

and USD 0.1bn

would result

from
changes in Swiss franc, US dollar and euro

interest rates, respectively.
A parallel shift in yield

curves by –100 basis points

could lead to a combined

increase in annual net

interest income
of approximately USD 1.0bn. Of this increase, approximately USD 1.6bn would result from changes in Swiss franc interest rates,

driven by both

contractual and

assumed flooring

benefits under

negative interest

rates. US dollar

and
euro interest rates would lead to an offsetting

decrease of USD 0.4bn and USD 0.1bn, respectively.

These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate

change

in

interest

rates,

equal

across

all

currencies

and

relative

to

implied

forward

rates

as

of
30 September 2025
applied to our banking

book. These estimates further

assume no change to

balance sheet size
and product mix, stable foreign exchange rates,

and no specific management action.
›
Refer to the “Risk management and control” section of the UBS Group third quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for information about interest rate risk in the banking book
Key figures and personnel
Below is

an overview

of selected

key figures

of UBS AG

consolidated. For

further information

about key

figures
related to capital management, refer to

the “Capital management” section of this

report.

Cost / income ratio: 3Q25 vs 3Q24
The cost / income ratio was 87.0%,

compared with 88.7%, mainly reflecting

an increase in total

revenues, partly
offset by higher operating expenses.

Personnel: 3Q25 vs 2Q25
The number

of internal

personnel employed

was 62,636

(full-time equivalents)

as of

30 September 2025,

a net
decrease of 322 compared with 30 June 2025.
Equity, CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Net profit
Net profit attributable to shareholders

1,288

1,192

996

3,508

1,738
Equity

Equity attributable to shareholders

95,135

94,278

96,943

95,135

96,943
less: goodwill and intangible assets

6,743

6,753

6,739

6,743

6,739
Tangible equity attributable to shareholders

88,392

87,524

90,204

88,392

90,204
less: other CET1 adjustments

16,931

17,695

5,781

16,931

5,781
CET1 capital

71,460

69,829

84,423

71,460

84,423
Returns
Return on equity (%)

5.4

5.0

4.2

4.9

3.1
Return on tangible equity (%)

5.9

5.4

4.5

5.3

3.4
Return on CET1 capital (%)

7.3

6.8

4.8

6.6

3.6
Common equity tier 1 capital: 3Q25 vs 2Q25
During the

third

quarter of

2025,

common equity

tier 1 (CET1)

capital increased

by

USD 1.6bn to

USD 71.5bn,
mainly driven by operating profit before tax of USD 1.5bn, partly offset by current tax expenses of USD 0.3bn

and
foreign currency translation losses of USD 0.1bn.
Return on common equity tier 1 capital: 3Q25

vs 3Q24
The annualized return on CET1 capital

was 7.3%, compared with 4.8%, driven

by higher net profit attributable to
shareholders and a decrease in average CET1 capital.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

15
Risk-weighted assets: 3Q25 vs 2Q25
During the third quarter

of 2025, risk-weighted

assets (RWA) increased by USD 4.1bn

to USD 502.4bn, driven

by a
USD 6.6bn increase resulting from

asset size and other

movements, partly offset by

a USD 1.5bn decrease driven
by model updates and methodology changes

and a USD 1.0bn decrease from currency effects.
Common equity tier 1 capital ratio: 3Q25 vs 2Q25
The CET1

capital ratio

increased to

14.2% from

14.0%, reflecting

the aforementioned

increase in

CET1 capital,
partly offset by the aforementioned increase in RWA.
Leverage ratio denominator: 3Q25 vs 2Q25
During

the

third

quarter

of

2025,

the

leverage

ratio

denominator

(the

LRD)

decreased

by

USD 17.3bn

to
USD 1,642.8bn,

mainly

driven

by

asset

size

and

other

movements

of

USD 12.1bn

and

currency

effects

of
USD 5.2bn.
Common equity tier 1 leverage ratio: 3Q25

vs 2Q25
The CET1 leverage ratio

increased to 4.3% from 4.2%, reflecting

the aforementioned increase in CET1

capital and
the aforementioned decrease in the LRD.
9M25 compared with 9M24
The legal merger

of UBS AG and

Credit Suisse AG

on 31 May

2024 has had

a significant impact

on the results

from
June 2024

onward. This

discussion and

analysis of

results compares

the first

nine months

of 2025,

which cover

nine
full months of post-merger results, with

the first nine months of

2024, which included only four months

of post-
merger results. This is a material driver in many

of the increases across both revenues

and operating expenses.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of this report for more information about the accounting for the merger of UBS AG and Credit
Suisse AG
Results 9M25 vs 9M24
Operating profit before tax increased by USD 1,334m, or 56%, to USD 3,708m, reflecting a USD 5,238m increase
in total revenues,

which was

partly offset by

a USD 3,819m

increase in operating

expenses. Net

credit loss expenses
were USD 388m compared with USD 303m in the first

nine months of 2024.
Total combined

net interest

income and

other net

income from

financial instruments

measured at

fair value

through
profit

or

loss

increased

by

USD 2,420m

to

USD 15,316m.

Global

Wealth

Management

revenues

increased

by
USD 906m,

mainly

driven

by

the

consolidation of

Credit

Suisse AG revenues

for

the

full

period.

The

remaining
variance was

driven by

balance sheet

optimization measures,

lower liquidity

and funding

costs, positive

foreign
currency effects, and

the effects of

favorable changes in deposit

mix, partly offset by

the impact of

lower central
bank interest rates on deposit revenues and by lower loan revenues, which reflected margin contraction.

Personal
& Corporate Banking

revenues increased by

USD 626m, largely reflecting

the consolidation of

Credit Suisse AG net
interest income for the full period.

Investment Bank revenues increased

by USD 1,238m, mainly in Global

Markets,
due to

an increase

in Derivatives

& Solutions

revenues that resulted

from higher

revenues across

all products,

as
well as higher

revenues in Financing,

led by Prime

Brokerage, supported by

higher client balances.

Non-core and
Legacy revenues

were negative USD 124m,

compared with positive

USD 203m in

the first

nine months

of 2024,
mainly due to

lower net gains

from position exits

and lower net

interest income from

securitized product

and credit
portfolios and

the effect

from the

consolidation of Credit

Suisse AG revenues for

the full

period, partly

offset by
lower markdowns.

Net fee and commission

income increased by USD 3,169m to USD

20,253m. Fees for portfolio management and
related

services

increased

by

USD 1,320m

and

investment

fund

fees

increased

by

USD 772m,

which

included
increases

driven

by

the

consolidation of

Credit

Suisse AG revenues

for

the

full

period,

predominantly in

Global
Wealth Management and

Asset Management.

The year-on-year increase

in Global Wealth

Management in these
fee categories

was also

driven by

higher average

levels of

fee-generating assets

reflecting positive

impacts from
market

performance,

and

net

new

fee-generating

asset

inflows

over

the

course

of

the

last

12

months.

Net
brokerage fees

increased by

USD 761m due

to higher

levels of

client activity

across the

Asia Pacific,

EMEA and
Americas regions

in Global

Wealth Management

and also

due to

higher volumes,

across all

regions,

in Cash

Equities
in Execution Services in the Investment Bank.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | UBS AG consolidated performance

16
Other

income

was

USD 675m

compared

with

USD 1,025m

in

the

first

nine

months

of

2024

and

included

the
consolidation of Credit Suisse AG income for the full period. The first nine months of 2025 included a USD 128m
gain from the sale

of a stake in

CSS, a USD 64m gain from

the Swisscard transactions and a

USD 33m gain from
the sale of our

wealth management business in India. These gains

were partly offset by a

USD 156m loss relating
to an investment in

an associate. The first

nine months of 2024

included a USD 119m gain

related to the sale

of
an investment in an associate, as well as

a USD 113m net gain from disposals.
Personnel

expenses

increased

by

USD

2,610m

to

USD

17,356m,

mainly

reflecting

the

consolidation

of
Credit Suisse AG expenses for the full period. Additionally, there were increases in financial advisor compensation, resulting from higher

compensable revenues,

and accruals for

variable compensation,

as well as

integration-related
expenses for post-employment benefit plans.
General and

administrative

expenses increased

by USD 1,024m

to USD 12,608m,

mainly driven

by the

consolidation
of

Credit

Suisse AG expenses

for

the

full

period.

The

overall

increase

was

largely attributable

to

an

increase of
USD 1,079m related

to shared

services costs

for Technology,

Finance and

Risk charged

by shared

services subsidiaries
of the

UBS Group.

General and

administrative expenses

also included

a USD 180m

expense related

to the

Swisscard
transactions in

Personal &

Corporate Banking

and increases

of USD 103m

in technology

costs and

USD 96m in
consulting,

legal

and

audit

fees.

These

increases

were

partly

offset

by

a

USD 721m

decrease

in

expenses

for
litigation, regulatory and

similar matters,

mainly due to the

costs recognized in the

first nine months of

2024 when
UBS agreed to fund an offer

by the Credit Suisse supply

chain finance funds to redeem

all of the outstanding units
in the respective funds.
Outlook
With

valuations

elevated

across

most

asset

classes

entering

the

fourth

quarter,

investors

remain

engaged

but
increasingly focused on

hedging downside risks,

which is also

evident in periodic

headline-driven spikes

in volatility.
Against

this

backdrop,

transactional

activity

and

our

deal

pipelines

remain

healthy,

though

sentiment

can

shift
quickly as confidence

in the outlook

is tested and

seasonal effects

come into

play. Furthermore,

macro uncertainties
along

with

a

strong

Swiss

franc

and

higher

US

tariffs

are

clouding

the

outlook

for

the

Swiss

economy,

and

a
prolonged US government shutdown may delay

capital market activities.

In the fourth

quarter, we expect

net interest income

in US dollars

to remain broadly

stable in each

of Global Wealth
Management and Personal

& Corporate Banking. Credit

loss expense in Personal

& Corporate Banking is projected
at

around

CHF 80m.

Quarter-end

transactional

activity

levels

in

the

Investment

Bank

are

likely

to

normalize
compared with the

strong prior-year period

when markets were

unusually active ahead

of the

US administration
change.
We remain focused on actively engaging with our clients, helping them to navigate a complex environment while
executing on

our growth

and integration

plans. We

are confident

in our

ability to

deliver on

our 2026

financial
targets, leveraging the power of our diversified

business model and global footprint.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Global Wealth Management

17
Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

1,655

1,587

1,662

4

0

4,831

4,183
Recurring net fee income
1

3,475

3,352

3,235

4

7

10,101

8,821
Transaction-based income
1

1,271

1,225

1,143

4

11

3,919

3,088
Other income

(3)

7

16

11

74
Total revenues

6,398

6,171

6,056

4

6

18,861

16,166
Credit loss expense / (release)

7

(2)

3

121

13

10
Operating expenses

5,193

5,121

5,131

1

1

15,383

13,579
Business division operating profit / (loss) before tax

1,197

1,052

922

14

30

3,465

2,577
Performance measures and other information
Pre-tax profit growth (year-on-year, %) 1

29.9

46.0

(5.4)

34.5

(21.1)
Cost / income ratio (%)
1

81.2

83.0

84.7

81.6

84.0
Financial advisor compensation
2

1,419

1,334

1,335

6

6

4,162

3,892
Invested assets (USD bn) 1

4,714

4,512

4,259

4

11

4,714

4,259
Loans, gross (USD bn)
3

323.5

319.9

313.5

1

3

323.5

313.5
Customer deposits (USD bn)
3

478.4

489.0

482.2

(2)

(1)

478.4

482.2
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,4

0.5

0.5

0.4

0.5

0.4
Advisors (full-time equivalents)

9,499

9,565

9,897

(1)

(4)

9,499

9,897
1 Refer to “Alternative performance

measures” in the appendix to this report for

the definition and calculation method.

2 Relates to licensed professionals with the ability to

provide investment advice to clients in
the Americas. Consists of cash compensation, determined using a formulaic approach based on production, and deferred awards. Also includes expenses related to compensation commitments with financial advisors
entered into at the time

of recruitment that are

subject to vesting requirements.

Recruitment loans to

financial advisors were USD 1,551m

as of 30 September 2025.

3 Loans and Customer deposits

in this table
include customer brokerage receivables

and payables, respectively,

which are presented in separate

reporting lines on the balance

sheet.

4 Refer to the “Risk management

and control” section of the

UBS Group
third quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors,

for more information about credit-impaired exposures. Excludes loans to financial advisors.
Results: 3Q25 vs 3Q24
Profit before tax increased by

USD 275m, or 30%, to

USD 1,197m, mainly driven by higher

total revenues, partly
offset by higher operating expenses.
Total revenues
Total revenues increased by USD 342m, or

6%, to USD

6,398m, mainly due

to higher

recurring net fee

income and
transaction-based income.

Net

interest

income

decreased

by

USD 7m

to

USD 1,655m,

largely

driven

by

the

impact

of

lower

central

bank
interest rates on

deposit revenues and

by lower loan

revenues,

reflecting margin contraction.

These decreases

were
almost entirely offset by lower liquidity and

funding costs,

the effects of favorable changes in deposit

mix, balance
sheet optimization measures,

and positive foreign currency effects.
Recurring net fee

income increased by

USD 240m, or 7%,

to USD 3,475m and

largely consisted of

fees for services
provided on an ongoing basis,

such as portfolio management

fees, asset-based investment fund

fees, custody fees
and administrative fees for accounts. The year-on-year increase was mainly driven by higher average levels of fee-
generating assets reflecting positive

impacts from market performance

and net new

fee-generating asset inflows
over the course of the last 12 months, mainly

driven by mandate sales.
Transaction-based income

increased by

USD 128m, or

11%, to

USD 1,271m, mainly

driven by

higher levels

of client
activity in the Asia Pacific,

EMEA and Americas regions.
Other income was negative

USD 3m, compared with positive

USD 16m, and included

a loss of USD 38m

related to
an investment in an associate and a USD 33m

gain from the sale of our wealth management

business in India.
Credit loss expense / release
Net credit loss expenses were

USD 7m, compared with net credit

loss expenses of USD 3m in the

third quarter of
2024.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Global Wealth Management

18
Operating expenses
Operating

expenses

increased

by

USD 62m,

or

1%,

to

USD 5,193m,

mainly

driven

by

an

increase

in

post-
employment benefit plans, predominantly

related to

integration-related expenses, and by

an increase in

financial
advisor compensation

as a

result of

higher compensable

revenues, partly

offset by

net releases

in provisions

for
litigation, regulatory and

similar matters,

primarily reflecting USD 284m

of releases

related to

the resolution

of a
legacy matter concerning cross-border business activities

in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Invested assets: 3Q25 vs 2Q25
Invested assets increased

by USD 202bn, or

4%, to USD 4,714bn,

mainly driven by

positive market performance

of
USD 177bn and net new

asset inflows, partly offset by

negative foreign currency effects of

USD 7bn. Positive net
new assets were driven

by inflows in the

Asia Pacific region, including

flows linked to strategic

holdings and higher
levels

of

client

activity

across

the

region.

The EMEA and

Switzerland

regions

also

contributed

positive

net

new
assets.
Loans: 3Q25 vs 2Q25
Loans increased by USD 3.6bn to USD 323.5bn,

mainly driven by positive net new loans.
›
Refer to the “Risk management and control” section of the UBS Group third quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for more information
Customer deposits: 3Q25 vs 2Q25
Customer

deposits

decreased by

USD 10.6bn

to

USD 478.4bn, mainly

driven

by

net

new

deposit

outflows and
negative foreign currency effects.
Results: 9M25 vs 9M24

Profit before tax increased by USD 888m,

or 34%, to USD 3,465m, largely driven

by higher total revenues and the
positive impact from the merger of UBS AG and

Credit Suisse AG, partly offset by higher

operating expenses.
Total

revenues

increased

by

USD 2,695m,

or

17%,

to

USD 18,861m, mainly

reflecting

higher

recurring

net

fee
income, transaction-based income and net

interest income. The

remaining increase was due

to the consolidation
of Credit Suisse AG revenues for the full period.
Net interest income

increased by USD 648m,

or 15%, to USD 4,831m,

mainly driven by

the consolidation of

Credit
Suisse AG

net

interest

income

for

the

full

period.

The

remaining

variance

was

mainly

due

to

balance

sheet
optimization

measures,

lower

liquidity

and

funding

costs,

positive

foreign

currency

effects

and

the

effects

of
favorable changes in

deposit mix. These

increases

were partly offset

by the impact

of lower central

bank interest
rates on deposit revenues and by lower loan revenues,

which reflected margin contraction.
Recurring net fee

income increased

by USD 1,280m, or

15%, to USD 10,101m,

mainly due to

higher average

levels
of fee-generating

assets reflecting

positive impacts

from market

performance and

net new

fee-generating asset
inflows over the

course of the

last 12 months,

largely driven by

mandate sales. The

increase was also

due to the
consolidation of Credit Suisse AG recurring net

fee income for the full period.
Transaction-based income

increased by

USD 831m, or

27%, to

USD 3,919m, mainly

driven by

higher levels

of client
activity across

the Asia

Pacific,

EMEA and

Americas regions

and by

the consolidation

of Credit

Suisse AG transaction-
based income for the full period.
Other

income decreased

by USD 63m

to USD 11m,

mostly due

to lower

shared services

costs charged

to other
subsidiaries of UBS Group AG,

mainly related to

secondments,

and included a

net loss of

USD 42m related to an
investment in an associate, partly offset by a

USD 33m gain from the sale

of our wealth management business in
India.
Net credit

loss expenses

were USD 13m,

compared with

net credit

loss expenses

of USD 10m

in the

first nine

months
of 2024.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Global Wealth Management

19
Operating expenses

increased by

USD 1,804m, or

13%, to

USD 15,383m, mainly

driven by

the consolidation

of
Credit Suisse AG operating expenses for the

full period and by

an increase in financial

advisor compensation as a
result of

higher compensable

revenues, partly

offset by

net releases

in provisions

for litigation,

regulatory and

similar
matters,

primarily reflecting USD 284m

of releases

related to

the resolution of

a legacy

matter concerning cross-
border business activities in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

938

929

1,059

1

(11)

2,819

2,522
Recurring net fee income
1

337

313

340

8

(1)

979

833
Transaction-based income
1

443

484

422

(8)

5

1,380

1,075
Other income

(57)

(28)

56

106

(17)

81
Total revenues

1,661

1,698

1,877

(2)

(12)

5,162

4,510
Credit loss expense / (release)

62

91

72

(32)

(14)

206

180
Operating expenses

1,281

1,224

1,244

5

3

3,878

2,864
Business division operating profit / (loss) before tax

318

383

561

(17)

(43)

1,079

1,467
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(43.3)

(7.4)

(3.8)

(26.4)

(16.2)
Cost / income ratio (%)
1

77.1

72.1

66.3

75.1

63.5
Net interest margin (bps)
1

150

148

169

150

168
Loans, gross (CHF bn)

250.0

251.5

247.4

(1)

1

250.0

247.4
Customer deposits (CHF bn)

247.9

250.5

253.5

(1)

(2)

247.9

253.5
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.2

1.3

1.4

1.2

1.4
1
Refer to “Alternative performance measures”

in the appendix to this report for the definition and calculation method.

2
Refer to the “Risk management and control” section of the UBS Group third quarter 2025
report, available under “Quarterly reporting” at ubs.com/investors, for more information about credit-impaired exposures.
Results : 3Q25 vs 3Q24
Profit before

tax decreased

by CHF 243m,

or 43%,

to CHF 318m,

as lower

total revenues

and higher

operating
expenses were partly offset by lower net credit loss expenses.
Total revenues
Total

revenues decreased

by CHF 216m,

or 12%,

to CHF 1,661m,

mainly due

to lower

net interest

income and
other income, and included a loss of CHF

81m related to an investment in an associate.
Net interest income decreased by CHF 121m, or 11%, to

CHF 938m, mainly reflecting the impact of lower central
bank interest rates on deposit revenues. This was partly offset by deposit pricing measures and lower liquidity and funding costs.
Recurring net

fee income

decreased by

CHF 3m, or

1%, to

CHF 337m and

largely consisted

of fees

for services
provided on an ongoing basis, such as administrative

fees for accounts, custody fees,

asset-based investment fund
fees and

portfolio management

fees. The

year-on-year change

was negatively

affected by

lower Swisscard

revenues
and a reclassification of

recurring net fee income

to transaction-based income

as a result of

aligning Credit Suisse’s
presentation to

that of

UBS in

the second

half of

2024. These

effects were

partly offset

by higher

custody fees,
mainly reflecting positive market performance

and net new inflows.
Transaction-based income increased

by CHF 21m,

or 5%,

to CHF 443m,

mostly due

to higher

corporate finance
fees and the positive effect from the aforementioned

reclassification.
Other income was

negative CHF 57m, compared

with positive CHF 56m

and included a

loss of CHF 81m

related to
an investment in an associate.
Credit loss expense / release
Net credit loss expenses were CHF 62m and mainly reflected net expenses on credit-impaired positions. Net credit loss expenses in the prior-year quarter were CHF 72m.

UBS AG third quarter 2025 report |

UBS AG performance, business divisions

and Group Items | Personal & Corporate Banking

20
Operating expenses
Operating

expenses

increased

by

CHF 37m,

or

3%,

to

CHF 1,281m

and

included

higher

integration-related
expenses,
partly offset by

lower personnel and real

estate expenses and by

CHF 29m of net releases

in provisions
for litigation,

regulatory and

similar matters related

to the

resolution of

a legacy

matter concerning cross-border
business activities in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters
Results : 9M25 vs 9M24
Profit before tax decreased

by CHF 388m, or

26%, to CHF 1,079m,

as higher total

revenues were more

than offset
by higher operating expenses and net credit

loss expenses.
Total

revenues

increased

by

CHF 652m,

or

14%,

to

CHF 5,162m,

mainly

due

to

the

consolidation

of

Credit
Suisse AG revenues for the full period, and included a

gain of CHF 58m related to the Swisscard

transactions and
a net loss of CHF 90m related to an investment

in an associate.
Net interest income

increased by CHF 297m,

or 12%, to CHF 2,819m,

largely reflecting the

consolidation of Credit
Suisse AG net interest income for the full period.
Recurring net

fee income

increased by

CHF 146m, or

18%, to

CHF 979m, mostly

due to the

consolidation of

Credit
Suisse AG recurring

net fee

income for

the full

period, as

well as

higher custody

fees, mainly

reflecting net

new
inflows and positive market performance.
Transaction-based income

increased by

CHF 305m, or

28%, to

CHF 1,380m, largely

due to

the consolidation

of
Credit Suisse AG transaction-based income

for the full period.
Other income was negative CHF 17m, compared with positive CHF 81m, and included a gain of CHF 58m related to the Swisscard transactions and a net loss

of CHF 90m related to an investment in an associate.
Net credit loss expenses were

CHF 206m, primarily due to net

credit loss expenses on credit-impaired

positions in
the

legacy

Credit

Suisse

corporate

loan

book.

Net

credit

loss

expenses

in

the

first

nine

months

of

2024

were
CHF 180m.
Operating expenses increased by CHF 1,014m,

or 35%, to CHF 3,878m, largely due to the

consolidation of Credit
Suisse AG operating expenses for the full

period, a CHF 164m expense related to

the Swisscard transactions,

and
higher

integration-related

expenses,

partly

offset

by

lower

personnel

expenses,

including

lower

variable
compensation, and by CHF

29m of net releases in

provisions for litigation,

regulatory and similar

matters related to
the resolution of a legacy matter concerning

cross-border business activities in France.
›
Refer to “Other developments” in the “Recent developments” section and “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

UBS AG third quarter 2025 report |

UBS AG performance, business divisions

and Group Items | Personal & Corporate Banking

21
Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net interest income

1,168

1,142

1,233

2

(5)

3,369

2,868
Recurring net fee income
1

420

385

396

9

6

1,171

946
Transaction-based income
1

551

594

492

(7)

12

1,651

1,220
Other income

(72)

(35)

64

106

(32)

93
Total revenues

2,067

2,086

2,185

(1)

(5)

6,158

5,127
Credit loss expense / (release)

78

114

84

(31)

(7)

249

203
Operating expenses

1,595

1,504

1,449

6

10

4,625

3,257
Business division operating profit / (loss) before tax

394

469

653

(16)

(40)

1,284

1,667
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

(39.6)

3.0

(0.2)

(23.0)

(13.9)
Cost / income ratio (%)
1

77.2

72.1

66.3

75.1

63.5
Net interest margin (bps)
1

148

152

172

151

169
Loans, gross (USD bn)

313.9

316.9

292.2

(1)

7

313.9

292.2
Customer deposits (USD bn)

311.3

315.5

299.4

(1)

4

311.3

299.4
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,2

1.2

1.3

1.4

1.2

1.4
1 Refer to “Alternative performance measures” in the

appendix to this report for the definition and calculation method.

2 Refer to the “Risk management and control” section of the UBS Group third quarter

2025
report, available under “Quarterly reporting”

at ubs.com/investors, for more information about credit-impaired exposures.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Asset Management

22
Asset Management
Asset Management
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Net management fees
1

755

733

758

3

0

2,200

1,827
Performance fees

87

39

46

125

90

156

91
Net gain from disposals

1

84

(99)

(1)

113
Total revenues

842

771

888

9

(5)

2,354

2,031
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

622

622

720

0

(14)

1,848

1,691
Business division operating profit / (loss) before tax

220

149

168

48

31

506

340
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2

30.7

22.8

95.6

49.0

25.6
Cost / income ratio (%)
2

73.9

80.7

81.1

78.5

83.3
Gross margin on invested assets (bps)
2

17

16

20

17

18
Information by business line / asset

class
Invested assets (USD bn)
2
Equities
3

873

846

747

3

17

873

747
Fixed Income
3

499

497

471

0

6

499

471
of which: money market

172

169

153

2

13

172

153
Multi-asset & Solutions
3

360

304

285

18

26

360

285
Hedge Fund Businesses

65

62

60

4

8

65

60
Real Estate & Private Markets

158

159

152

(1)

4

158

152
Total invested assets excluding associates

1,954

1,868

1,714

5

14

1,954

1,714
of which: passive strategies

992

930

806

7

23

992

806
Associates
4

89

84

83

6

7

89

83
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797
Information by region
Invested assets (USD bn)
2
Americas

486

465

438

4

11

486

438
Asia Pacific
5

249

236

229

6

9

249

229
EMEA (excluding Switzerland)

519

487

403

7

29

519

403
Switzerland

789

765

728

3

8

789

728
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797
Information by channel
Invested assets (USD bn)
2
Third-party institutional

1,169

1,129

1,010

4

16

1,169

1,010
Third-party wholesale

200

179

182

12

10

200

182
UBS’s wealth management businesses

585

559

522

4

12

585

522
Associates
4

89

84

83

6

7

89

83
Total invested assets

2,043

1,952

1,797

5

14

2,043

1,797
1 Net management fees include transaction

fees, fund administration revenues

(including net interest and trading

income from lending activities and

foreign-exchange hedging as part of the

fund services offering),
distribution fees, incremental fund-related

expenses, gains or losses

from seed money and co-investments,

funding costs, the negative

pass-through impact of third-party performance

fees, and other items

that are
not Asset Management’s performance fees.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

3 In the third quarter of 2025, certain portfolios
were reclassified from Equities and Fixed Income to Multi-asset & Solutions, as a result of aligning Credit Suisse presentation to that of UBS. These changes were applied prospectively.

4 The invested assets amounts
reported for associates are prepared in accordance with their local regulatory requirements and practices.

5 Includes invested assets from associates.
Results: 3Q25 vs 3Q24
Profit before tax increased by USD 52m, or 31%, to USD 220m, reflecting lower operating expenses, partly offset by lower total revenues.
Total revenues
Total

revenues decreased by USD 46m,

or 5%, to USD 842m,

mainly due to the

third quarter of 2024

including an
USD 84m net gain from disposals, partly offset by higher

performance fees. The gross margin was 17 basis

points.
Net management fees decreased by USD 3m to USD 755m, of which USD 736m was reported within net fee and commission

income

for

UBS AG.

Positive

market

performance

and

foreign

currency

effects,

as

well

as

higher
transaction fees, were largely offset by the negative impact from continued margin compression and by USD 27m of

negative revenues

related to

Hedge

Fund Businesses

(linked

to the

below-described increase

in

performance
fees). Net management fees were also impacted by a USD 19m revaluation in the third quarter of 2024 related to a real-estate fund co-investment.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Asset Management

23
Performance

fees

increased

by

USD 41m,

or

90%,

to

USD 87m,

all

of

which

was

reported

within

net

fee

and
commission income for UBS AG.

The increase was mainly

due to a

USD 51m increase in revenues

in Hedge Fund
Businesses

(partly

offset

by

the

aforementioned negative

revenues

in

net

management fees),

partly

offset

by

a
USD 9m decrease in Fixed Income.
Operating expenses
Operating expenses decreased by USD 98m, or

14%, to USD 622m, driven by lower

non-personnel and personnel
expenses.
Invested assets: 3Q25 vs 2Q25

Invested

assets

increased

by

USD 91bn,

or

5%,

to

USD 2,043bn,

reflecting

positive

market

performance

of
USD 78bn

and

net

new

money

of

USD 18bn,

partly

offset

by

negative

foreign

currency

effects

of

USD 4bn.
Excluding money market flows and associates,

net new money was positive USD 14bn.
Results: 9M25 vs 9M24

Profit

before

tax

increased

by

USD 166m,

or

49%,

to

USD 506m,

mainly

reflecting

the

impact

from

the
consolidation of Credit Suisse AG for the full period.
Total revenues

increased by

USD 323m, or

16%, to

USD 2,354m, primarily reflecting

the consolidation of

Credit
Suisse AG revenues for the full period and higher performance fees, partly offset by the first nine months of 2024 including USD 113m of net gains from

disposals. The gross margin was 17 basis points.
Net

management

fees

increased

by

USD 373m,

or

20%,

to

USD 2,200m,

of

which

USD 2,113m

was

reported
within

net

fee

and

commission

income

for

UBS AG.

The

increase

largely

reflected

the

consolidation

of

Credit
Suisse AG net

management fees

for the

full period,

partly offset

by USD 27m

of negative

revenues related

to Hedge
Fund Businesses

(linked to

the below-described

increase in

performance fees) and

a USD 19m

revaluation in

the
first nine months of 2024 related to a real-estate

fund co-investment.
Performance fees

increased by

USD 65m, or

71%, to

USD 156m, all

of which

was reported

within net

fee and
commission income for UBS AG.

The increase was mainly

due to a

USD 68m increase in revenues

in Hedge Fund
Businesses (partly offset by the aforementioned

negative revenues in net management

fees).
Operating expenses

increased by

USD 157m, or

9%, to

USD 1,848m, largely

due to

the consolidation

of Credit
Suisse AG operating expenses for the full period,

partly offset by lower non-personnel and

personnel expenses.
Investment Bank
Investment Bank
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Advisory

324

192

220

68

47

738

611
Capital Markets

639

335

339

91

89

1,323

1,087
Global Banking

963

527

558

83

73

2,061

1,698
Execution Services

560

501

440

12

27

1,578

1,243
Derivatives & Solutions

962

1,119

949

(14)

1

3,381

2,762
Financing

671

670

506

0

33

2,005

1,574
Global Markets

2,192

2,289

1,895

(4)

16

6,964

5,579
of which: Equities

1,656

1,623

1,417

2

17

5,094

4,114
of which: Foreign Exchange, Rates and Credit

536

666

477

(20)

12

1,869

1,465
Total revenues

3,156

2,816

2,453

12

29

9,024

7,277
Credit loss expense / (release)

21

41

4

(48)

377

111

35
Operating expenses

2,352

2,385

2,240

(1)

5

7,192

6,523
Business division operating profit / (loss) before tax

782

390

209

100

274

1,721

718
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
1

273.9

64.7
n.m.

139.5

36.6
Cost / income ratio (%)
1

74.5

84.7

91.3

79.7

89.6
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Investment Bank

24
Results: 3Q25 vs 3Q24
Profit before

tax increased

by USD 573m,

or 274%,

to USD 782m,

mainly due

to higher

total revenues,

partly offset
by higher operating expenses.
Total revenues
Total

revenues increased by

USD 703m, or 29%,

to USD 3,156m, due

to higher revenues

in Global Banking

and
Global Markets,

and included a USD 128m gain from the sale of a stake in Credit Suisse Securities (China) Limited
(CSS).
›
Refer to “Other developments” in the “Recent developments” section of this report for more information about the sale of a stake in CSS
Global Banking
Global Banking

revenues increased

by USD 405m,

or 73%,

to USD 963m,

driven by

higher Capital

Markets and
Advisory revenues, and included the aforementioned

gain from the sale of a stake in CSS.

Advisory revenues

increased by

USD 104m, or

47%, to

USD 324m, largely

driven by

an increase

in merger

and
acquisition transaction revenues.
Capital Markets revenues

increased by USD 300m,

or 89%, to

USD 639m, driven

by the aforementioned

gain from
the sale of a

stake in CSS and by

higher revenues in Leveraged Capital Markets, Equity Capital

Markets and Debt
Capital Markets.
Global Markets
Global Markets revenues increased by USD

297m, or 16%, to USD 2,192m,

mostly driven by higher

Financing and
Execution Services revenues.

Execution Services revenues

increased by USD 120m,

or 27%, to USD 560m,

mainly driven by higher

Cash Equities
revenues, led by the Asia Pacific region, reflecting

higher volumes.
Derivatives & Solutions revenues increased

by USD 13m, or 1%, to USD 962m.
Financing revenues increased by USD 165m,

or 33%, to USD 671m,

led by Prime

Brokerage revenues, supported
by higher client

balances. The prior-year quarter included

a gain of

USD 51m

on the sale

of our investment in

an
associate.
Equities
Global

Markets

Equities

revenues

increased

by

USD 239m,

or

17%,

to

USD 1,656m,

mainly

driven

by

higher
revenues in Prime Brokerage and Cash Equities. The prior-year quarter included a gain of USD 51m on the sale of
our investment in an associate.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange,

Rates and

Credit revenues increased

by USD 59m,

or 12%,

to USD 536m,

driven
by increases in Rates & Credit and Foreign Exchange revenues.
Credit loss expense / release
Net credit loss expenses were USD 21m, compared with net

credit loss expenses of USD 4m in the third quarter

of
2024.
Operating expenses
Operating expenses increased by USD 112m, or 5%,

to USD 2,352m, mainly due to higher personnel

expenses.

Results: 9M25 vs 9M24
Profit before tax increased

by USD 1,003m, or 140%,

to USD 1,721m, due to

higher total revenues, partly

offset
by higher operating expenses and net credit

loss expenses.

Total revenues increased by USD 1,747m, or 24%, to USD 9,024m, due to higher revenues in Global Markets and
Global Banking,

and included the aforementioned gain

from the sale of a stake in CSS.
Global Banking revenues increased by USD 363m, or 21%, to USD 2,061m, driven by higher revenues in Advisory and Capital Markets, and included the aforementioned

gain from the sale of a stake in CSS.
Advisory revenues

increased by

USD 127m, or

21%, to

USD 738m, largely

driven by

an increase

in merger

and
acquisition transaction revenues.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Investment Bank

25
Capital Markets revenues

increased by USD 236m,

or 22%, to

USD 1,323m, mostly driven

by higher revenues

in
Equity Capital Markets and by the aforementioned

gain from the sale of a stake in CSS.
Global

Markets

revenues

increased

by

USD 1,385m,

or

25%,

to

USD 6,964m,

driven

by

higher

Derivatives &
Solutions, Financing and Execution Services

revenues.
Execution

Services

revenues

increased

by

USD 335m,

or

27%,

to

USD 1,578m,

mainly

driven

by

higher

Cash
Equities revenues across all regions, reflecting

higher volumes.
Derivatives & Solutions revenues

increased by USD 619m, or

22%, to USD 3,381m, with higher

revenues across all
products.
Financing revenues increased by USD 431m, or 27%, to

USD 2,005m, with increases in all products, led

by Prime
Brokerage revenues, supported

by higher client balances.

The prior-year period included

a gain of USD 51m

on the
sale of our investment in an associate.
Equities
Global

Markets

Equities

revenues

increased

by

USD 980m,

or

24%,

to

USD 5,094m,

mainly

driven

by

higher
revenues

in

Prime

Brokerage,

Cash

Equities

and

Equity

Derivatives.

The

prior-year

period

included

a

gain

of
USD 51m on the sale of our investment in an

associate.
Foreign Exchange, Rates and Credit
Global Markets

Foreign Exchange,

Rates and

Credit revenues

increased by

USD 404m, or

28%, to

USD 1,869m,
mainly driven by increases in Foreign Exchange revenues.
Net

credit loss

expenses were

USD 111m, compared

with net

credit loss

expenses of

USD 35m in

the first

nine
months of 2024.
Operating expenses increased by USD 669m,

or 10%, to USD 7,192m, mainly due to

higher personnel expenses.
Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Total revenues

(89)

(140)

225

(36)

(110)

411
Credit loss expense / (release)

6

(1)

76

(92)

15

53
Operating expenses

737

740

851

(1)

(13)

2,225

2,542
Operating profit / (loss) before tax

(832)

(880)

(701)

(5)

19

(2,351)

(2,184)
Results: 3Q25 vs 3Q24
Loss before tax was USD 832m, compared with

a loss before tax of USD 701m.
Total revenues
Total

revenues were negative USD 89m,

compared with total revenues

of USD 225m, mainly reflecting lower

net
gains from

position exits

and lower

net interest

income from

the securitized

product portfolio,

partly offset

by lower
markdowns. Total revenues in the third quarter of 2024 included a USD 67m gain from the sale of our investment in an associate.
Credit loss expense / release
Net credit loss expenses were USD 6m,

compared with net credit loss expenses

of USD 76m, almost entirely driven
by higher credit-impaired positions in the third quarter of 2024.
Operating expenses
Operating expenses decreased by

USD 114m, or 13%, to USD 737m,

primarily driven by lower non-personnel

and
personnel expenses, partly

offset by net expenses

related to provisions for

litigation, regulatory and

similar matters.

UBS AG third quarter 2025 report |
UBS AG performance, business divisions

and Group Items | Non-core and Legacy

26
Results: 9M25 vs 9M24

Loss before tax was USD 2,351m, compared

with a loss before tax of USD 2,184m.
Total revenues

were negative

USD 110m, compared

with total

revenues of

USD 411m, mainly

reflecting lower

net
gains from position

exits and lower net

interest income

from securitized

product and credit

portfolios

and the effect
from

the

consolidation

of

Credit

Suisse AG

revenues

for

the

full

period,

partly

offset

by

lower

markdowns.

Total
revenues

in the first

nine months

of 2025 included

a loss of USD

11m from the

sale of Select

Portfolio

Servicing,

the
US mortgage

servicing business of Credit Suisse. Total

revenues in the first nine months

of 2024 included a USD 67m
gain from the sale of our

investment in an associate.
Net credit

loss expenses

were USD 15m,

compared with

net credit

loss expenses

of USD 53m

in the

first nine

months
of 2024.
Operating expenses

decreased by

USD 317m, or

12%, to

USD 2,225m, mainly

due to

the first

nine months

of 2024
including litigation expenses

of USD 1,074m, largely

reflecting UBS agreeing

in the second

quarter of 2024

to fund
an offer by

the Credit Suisse

supply chain finance

funds to

redeem all the

outstanding units

of the respective

funds.
This effect was partly

offset by USD 497m

of net expenses related

to provisions for

litigation, regulatory and

similar
matters

in

the

first

nine

months

of

2025

and

the

effect

from

the

consolidation

of

Credit

Suisse AG

operating
expenses for the full period.
Group Items
Group Items
As of or for the quarter ended % change from Year-to-date
USD m 30.9.25 30.6.25 30.9.24 2Q25 3Q24 30.9.25 30.9.24
Results
Total revenues

72

(70)

190

(62)

(44)

(6)
Credit loss expense / (release)

0

0

0

(1)

1
Operating expenses

327

249

250

31

31

875

737
Operating profit / (loss) before tax

(255)

(318)

(61)

(20)

321

(917)

(744)
Results: 3Q25 vs 3Q24
Loss before tax

was USD 255m, mainly reflecting

operating expenses and deferred

tax asset (DTA)

funding costs.
The USD 194m, or 321%,

change in the

result between quarters was

largely due to

lower mark-to-market gains
from Group hedging and own debt, including

hedge accounting ineffectiveness.

Results: 9M25 vs 9M24
Loss before

tax was

USD 917m, mainly

reflecting operating

expenses, DTA

funding costs

and mark-to-market

losses
from Group hedging and own debt, including hedge accounting ineffectiveness. The USD 173m,

or 23%, change
in loss before tax between periods was largely due to an increase in provisions for litigation, regulatory and similar
matters, higher shared services costs charged by other subsidiaries of UBS Group AG, and losses from disposals of properties held

for sale.

In addition,

the first

nine months

of 2025

included lower

mark-to-market losses

from Group
hedging and own debt,

including hedge accounting ineffectiveness,

compared with the first

nine months of 2024.

UBS AG third quarter 2025 report |
Risk and capital management | Risk management

and control

27
Risk and capital management
Management report
Risk management and control
This

section

provides

information

about

key

developments

during

the

reporting

period

and

should

be

read

in
conjunction with the “Risk

management and control”

section of the UBS AG Annual

Report 2024, available under
“Annual

reporting”

at
ubs.com/investors
,

and

the

“Recent

developments”

section

of

this

report

for

more
information about the integration of Credit

Suisse.
UBS AG consolidated risk profile
The risk profile

of UBS AG consolidated

does not differ

materially from that

of UBS Group AG consolidated

and the
risk information provided

in the UBS

Group third quarter 2025

report is equally

applicable to UBS

AG consolidated.
The

credit

risk

profile

of

UBS AG

consolidated

as

of

30 September

2025

differed

from

that

of

UBS Group AG
consolidated

in

relation

to

total

banking

products

exposure,

mainly

reflecting

purchase

price

allocation

effects
booked at the Group level relating to the acquisition of

the Credit Suisse Group, as well as receivables of

UBS AG
and

UBS Switzerland AG

from

UBS Group AG

and

UBS

Business

Solutions AG,

reflecting

consolidation

scope
differences.
The total banking

products exposure of

UBS AG consolidated as

of 30 September 2025

was USD 1,091.0bn, i.e.
USD 7.3bn,

or

0.7%,

higher

than

the

exposure

of

UBS Group AG

consolidated. As

of

30 June

2025,

the

total
banking products exposure

of UBS AG consolidated was

USD 1,111.9bn, i.e. USD

7.7bn, or 0.7%, higher

than the
exposure of UBS Group AG consolidated.
›
Refer to the “Risk management and control” section of the UBS Group third quarter 2025 report, available under
“Quarterly reporting” at ubs.com/investors , for more information
›
Refer to the “Comparison between UBS AG consolidated and UBS Group AG consolidated” section of this report for more information about selected financial and capital information of UBS AG consolidated and UBS Group AG consolidated

UBS AG third quarter 2025 report |
Risk and capital management | Capital management

Capital management
The

disclosures

in

this

section

are

provided

for

UBS AG

on

a

consolidated

basis

and

focus

on

information

in
accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be
read in conjunction with

“Capital management” in

the “Capital, liquidity

and funding, and balance

sheet” section
of the

UBS AG Annual

Report 2024,

available under

“Annual reporting”

at
ubs.com/investors
, which

provides more
information about relevant capital

management objectives, planning and activities,

as well as

the Swiss SRB

total
loss-absorbing capacity framework, on a UBS

AG consolidated basis.
In Switzerland, the

amendments to the Capital

Adequacy Ordinance (the CAO) that

incorporate the final Basel III
standards into

Swiss law,

including the

five new

ordinances that

contain the

implementing provisions

for the

revised
CAO, entered into force on 1 January 2025.
UBS AG contributes

a significant portion

of capital to,

and provides substantial

liquidity to, its

subsidiaries. Many of
these subsidiaries are subject to local

regulations requiring compliance with minimum capital, liquidity and similar requirements.
›
Refer to the UBS Group and significant regulated subsidiaries and sub-groups 30 September 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-
groups of UBS Group AG
Swiss SRB going and gone concern requirements and information
As of 30.9.25 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.00
1

75,347

5.01
1

82,249
Common equity tier 1 capital

10.63
2

53,389

3.51
3

57,607
of which: minimum capital

4.50

22,609

1.50

24,643
of which: buffer capital

5.50

27,633

2.00

32,857
of which: countercyclical buffer

0.44

2,218
Maximum additional tier 1 capital

4.37
2

21,957

1.50

24,643
of which: additional tier 1 capital

3.50

17,585

1.50

24,643
of which: additional tier 1 buffer capital

0.80

4,019
Eligible going concern capital
Total going concern capital

18.20

91,425

5.57

91,425
Common equity tier 1 capital

14.22

71,460

4.35

71,460
Total loss-absorbing additional tier 1 capital

3.97

19,964

1.22

19,964
of which: high-trigger loss-absorbing additional tier 1 capital

3.97

19,964

1.22

19,964
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,885

3.75

61,607
of which: base requirement including add-ons for market share and LRD

10.73
7

53,885

3.75
7

61,607
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.60

98,452

5.99

98,452
Total tier 2 capital

0.00

0

0.00

0
of which: non-Basel III-compliant tier 2 capital

0.00

0

0.00

0
TLAC-eligible unsecured debt

19.60

98,452

5.99

98,452
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.72

129,232

8.76

143,856
Eligible total loss-absorbing capacity

37.79

189,876

11.56

189,876
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

502,425
Leverage ratio denominator

1,642,843
1 Includes applicable add-ons of 1.70% for risk-weighted assets (RWA) and 0.51% for leverage ratio denominator (LRD), of which 2 basis points for RWA and 1 basis point for LRD reflect a Pillar 2 capital add-on of
USD 107m related to the supply chain finance funds matter at Credit Suisse. An additional 23 basis points for RWA reflect a Pillar 2 capital add-on for the residual exposure (after collateral mitigation) to hedge funds, private equity and family

offices, effective 1

January 2025.

2 Includes the Pillar 2 add-on

for the residual exposure (after

collateral mitigation) to hedge

funds, private equity

and family offices of 0.16%

for CET1
capital and 0.07% for

AT1 capital, effective

1 January 2025. For

AT1 capital, under

Pillar 1 requirements a

maximum of 4.3% of

AT1 capital can

be used to meet

going concern requirements; 4.37%

includes the
aforementioned Pillar 2 capital add-on.

3 Our CET1 leverage ratio requirement of 3.51% consists of

a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25%
market share add-on requirement based on our Swiss credit business and a 0.01% Pillar 2 capital add-on related to the supply chain finance funds matter at Credit Suisse.

4 A maximum of 25% of the gone concern
requirements can be met with

instruments that have a remaining

maturity of between one and

two years. Once at

least 75% of the minimum

gone concern requirement has been

met with instruments that have

a
remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

5 From 1 January 2023,
the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going
concern requirements (excluding countercyclical

buffer requirements and the

Pillar 2 add-ons).

6 As of July

2024, FINMA has the

authority to impose a

surcharge of up to 25%

of the total going

concern capital
requirements (excluding countercyclical buffer requirements and the Pillar

2 add-ons) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

UBS AG third quarter 2025 report |
Risk and capital management | Capital management

UBS AG, on a consolidated basis, is subject to

the going and gone concern requirements of the Swiss

CAO, which
include additional requirements applicable to Swiss SRBs.

The table above provides the risk-weighted asset (RWA)-
and leverage ratio denominator (LRD)-based

requirements and information as of 30 September 2025.

UBS AG and UBS Switzerland AG are subject

to going and gone concern requirements

on a standalone basis.

Effective 1 January 2025,

a Pillar 2 capital

add-on for uncollateralized

exposures to hedge

funds, private equity

and
family offices has been introduced.

This resulted in an increase of

23 basis points in the RWA-based

going concern
capital requirement as of 30 September 2025.
On a standalone basis as of 30 September 2025, UBS AG’s fully applied common equity tier 1 (CET1) capital ratio was 13.3%.

Additional capital

information for

UBS AG standalone

is provided

in the

UBS Group

and significant
regulated subsidiaries and sub-groups 30 September 2025 Pillar 3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors
.
Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and
requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance
sheet”

section

of

the

UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors
.
Changes to the Swiss SRB framework

and requirements after the publication of the

UBS AG Annual Report 2024
are described above.
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.25 30.6.25 31.12.24
Eligible going concern capital
Total going concern capital

91,425

88,485

89,623
Total tier 1 capital

91,425

88,485

89,623
Common equity tier 1 capital

71,460

69,829

73,792
Total loss-absorbing additional tier 1 capital

19,964

18,656

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

19,964

18,656

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

1,245
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,452

93,502

92,177
Total tier 2 capital

0

196

207
of which: non-Basel III-compliant tier 2 capital

0

196

207
TLAC-eligible unsecured debt

98,452

93,306

91,970
Total loss-absorbing capacity
Total loss-absorbing capacity

189,876

181,987

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

502,425

498,327

495,110
Leverage ratio denominator

1,642,843

1,660,097

1,523,277
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

17.8

18.1
of which: common equity tier 1 capital ratio

14.2

14.0

14.9
Gone concern loss-absorbing capacity ratio

19.6

18.8

18.6
Total loss-absorbing capacity ratio

37.8

36.5

36.7
Leverage ratios (%)
Going concern leverage ratio

5.6

5.3

5.9
of which: common equity tier 1 leverage ratio

4.3

4.2

4.8
Gone concern leverage ratio

6.0

5.6

6.1
Total loss-absorbing capacity leverage ratio

11.6

11.0

11.9

UBS AG third quarter 2025 report |
Risk and capital management | Capital management

UBS AG vs UBS Group AG consolidated

loss-absorbing capacity and leverage information
Swiss SRB going and gone concern information (UBS AG vs UBS Group AG consolidated)
As of 30.9.25
USD m, except where indicated
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital

91,425

94,950
(3,526)
Total tier 1 capital

91,425

94,950
(3,526)
Common equity tier 1 capital

71,460

74,655
(3,194)
Total loss-absorbing additional tier 1 capital

19,964

20,296
(331)
of which: high-trigger loss-absorbing additional tier 1 capital

19,964

20,296
(331)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

98,452

104,379
(5,927)
Total tier 2 capital

0

0
0
of which: non-Basel III-compliant tier 2 capital

0

0
0
TLAC-eligible senior unsecured debt

98,452

104,379
(5,927)
Total loss-absorbing capacity
Total loss-absorbing capacity

189,876

199,329
(9,453)
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

502,425

504,897
(2,472)
Leverage ratio denominator

1,642,843

1,640,464
2,380
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.2

18.8
(0.6)
of which: common equity tier 1 capital ratio

14.2

14.8
(0.6)
Gone concern loss-absorbing capacity ratio

19.6

20.7
(1.1)
Total loss-absorbing capacity ratio

37.8

39.5
(1.7)
Leverage ratios (%)
Going concern leverage ratio

5.6

5.8
(0.2)
of which: common equity tier 1 leverage ratio

4.3

4.6
(0.2)
Gone concern leverage ratio

6.0

6.4
(0.4)
Total loss-absorbing capacity leverage ratio

11.6

12.2
(0.6)

UBS AG third quarter 2025 report |
Risk and capital management | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital (UBS AG vs UBS
Group AG consolidated)
As of 30.9.25
USD m
UBS AG
(consolidated)
UBS Group AG
(consolidated) Difference
Total equity under IFRS Accounting Standards

95,594

90,204
5,390
Equity attributable to non-controlling interests

(459)

(305)
(154)
Defined benefit plans, net of tax

(945)

(957)
12
Deferred tax assets recognized for tax loss carry-forwards

(2,306)

(2,306)
0
Deferred tax assets for unused tax credits

(883)

(883)
Deferred tax assets on temporary differences, excess over threshold

(676)

(1,081)
404
Goodwill, net of tax

(6,290)

(5,785)
(505)
Intangible assets, net of tax

(104)

(714)
610
Compensation-related components (not recognized in net profit)

(2,298)
2,298
Expected losses on advanced internal ratings-based portfolio less provisions

(728)

(721)
(6)
Unrealized (gains) / losses from cash flow hedges, net of tax

1,349

1,349
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax

1,657

1,588
69
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date

(73)

(73)
Prudential valuation adjustments

(177)

(177)
Accruals for dividends to shareholders for 2024

(6,500)
1
(6,500)
Accruals for expected dividends to shareholders for 2025

(8,000)

(2,340)
(5,660)
Capital reserve for expected future share repurchases

(904)
904
Other

2

58
(56)
Total common equity tier 1 capital

71,460

74,655
(3,194)
1 Reflects the appropriation

of USD 6,500m to

a special dividend reserve

approved at the 2025

Annual General Meeting

in April 2025.

The supplementary dividend

of USD 6,500m was

paid to UBS Group

AG in
October 2025 as approved by the Extraordinary General Meeting.
The

going

concern

capital

of

UBS AG

consolidated

was

USD 3.5bn

lower

than

the

going

concern

capital

of
UBS Group AG consolidated as of 30 September

2025, reflecting CET1 capital being USD 3.2bn

lower and going
concern loss-absorbing additional tier 1 (AT1)

capital being USD 0.3bn lower.
The aforementioned difference in CET1 capital was

primarily due to a

USD 12.2bn difference in dividend accruals
between UBS AG

and UBS

Group AG, partly

offset by

UBS Group AG’s

consolidated equity

being USD 5.4bn

lower,
compensation-related regulatory

capital accruals

at the

UBS

Group AG level

of USD 2.3bn,

a

capital

reserve for
expected

future

share

repurchases

of

USD 0.9bn

and

a

USD 0.4bn

effect

from

eligible

deferred

tax

assets

on
temporary differences.
The

going

concern

loss-absorbing

AT1

capital

of

UBS AG

consolidated

was

USD 0.3bn

lower

than

that

of
UBS Group AG consolidated as

of 30 September 2025, mainly

reflecting deferred contingent capital plan

awards
granted at the Group level to eligible employees

for the 2020 to 2024 performance years.
Differences

in

capital

between

UBS AG

consolidated

and

UBS Group

AG

consolidated

related

to

employee
compensation

plans

will

reverse

to

the

extent

underlying

services

are

performed

by

employees

of,

and

are
consequently charged to, UBS AG and its subsidiaries.

Such reversal generally occurs over the service

period of the
employee compensation plan.
The

LRD

of

UBS AG

consolidated

was

USD 2.4bn

higher

than

the

LRD

of

UBS

Group AG

consolidated,

mainly
reflecting

intercompany

exposures

in

UBS AG

toward Group

entities,

as

well

as

purchase

price

allocation

(PPA)
adjustments that apply at the Group level but not at the UBS AG level, partly offset by fixed assets held outside of the UBS AG consolidation scope.
The RWA

of UBS AG

consolidated were

USD 2.5bn lower

than the

RWA of

UBS Group AG

consolidated, mainly
reflecting

non-counterparty-related

assets

held

outside

the

UBS AG

consolidation

scope,

partly

offset

by
intercompany credit risk exposures in UBS AG

toward Group entities outside of the

UBS AG consolidation scope.
The LRD for UBS AG consolidated

exceeds that of UBS

Group AG consolidated, and

UBS AG’s RWA are lower

than
those of UBS Group AG

consolidated.

This divergence stems

mainly from certain PPA

adjustments that apply

at the
Group level but not at the UBS AG level and are

subject to low risk weights.
›
Refer to the “Capital management” section of the UBS Group third quarter 2025 report, available under “Quarterly reporting” at ubs.com/investors
, for information about the developments of loss-absorbing capacity, RWA and LRD
for UBS Group AG consolidated

UBS AG third quarter 2025 report |
Consolidated financial statements

Consolidated financial
statements
Unaudited
Table of contents
UBS AG interim consolidated financial

statements (unaudited)
33
Income statement
34
Statement of comprehensive income
35
Balance sheet
36
Statement of changes in equity
37
Statement of cash flows
Notes to the UBS AG interim consolidated financial
statements (unaudited)
38
1

Basis of accounting
39
2
Accounting for the merger of UBS AG and Credit Suisse AG
39
3
Segment reporting
40
4
Net interest income
40
5
Net fee and commission income
41
6
Other income
41
7

Personnel expenses
41
8

General and administrative expenses
42
9

Expected credit loss measurement
50
10
Fair value measurement
56
11
Derivative instruments
57
12

Other assets and liabilities
58
13
Funding from UBS Group AG measured at amortized cost
58
14
Debt issued designated at fair value
58
15
Debt issued measured at amortized cost

16

Provisions and contingent liabilities

UBS AG third quarter 2025 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

33
UBS AG interim consolidated
financial statements (unaudited)
Income statement
For the quarter ended Year-to-date
USD m Note 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4

6,528

6,895

8,335

20,066

21,467
Interest expense from financial instruments measured at

amortized cost
4

(6,567)

(6,805)

(8,820)

(20,281)

(21,952)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4

1,647

1,495

2,045

4,736

3,573
Net interest income
4

1,608

1,584

1,560

4,520

3,088
Other net income from financial instruments measured

at fair value through profit or loss

3,498

3,374

3,592

10,796

9,809
Fee and commission income 5

7,771

7,179

6,986

22,230

18,783
Fee and commission expense 5

(674)

(653)

(652)

(1,977)

(1,699)
Net fee and commission income 5

7,097

6,526

6,334

20,253

17,084
Other income 6

243

150

510

675

1,025
Total revenues

12,446

11,635

11,997

36,244

31,006
Credit loss expense / (release) 9

113

152

167

388

303
Personnel expenses 7

5,797

5,649

5,788

17,356

14,746
General and administrative expenses 8

4,303

4,228

4,014

12,608

11,584
Depreciation, amortization and impairment of non-financial

assets

726

744

838

2,184

2,000
Operating expenses

10,826

10,621

10,640

32,148

28,329
Operating profit / (loss) before tax

1,507

862

1,191

3,708

2,374
Tax expense / (benefit)

213

(336)

194

181

587
Net profit / (loss)

1,294

1,198

997

3,527

1,787
Net profit / (loss) attributable to non-controlling interests

6

6

1

19

49
Net profit / (loss) attributable to shareholders

1,288

1,192

996

3,508

1,738

UBS AG third quarter 2025 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

34
Statement of comprehensive income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Comprehensive income attributable to shareholders
Net profit / (loss)

1,288

1,192

996

3,508

1,738
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax

(257)

4,433

2,460

5,482

787
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax

140

(1,819)

(1,008)

(2,190)

(123)
Foreign currency translation differences on foreign operations reclassified to the income statement

0

(1)

2

0

4
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to

the income statement

1

0

0

0

1
Income tax relating to foreign currency translations, including the effect of net investment hedges

1

(3)

8

(4)

22
Subtotal foreign currency translation, net of tax

(116)

2,610

1,461

3,288

690
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax

16

(4)

2

9

1
Net realized (gains) / losses reclassified to the income statement from equity

0

0

0

0

0
Income tax relating to net unrealized gains / (losses)

0

0

0

0

0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax

16

(4)

2

9

1
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax

(65)

398

1,579

681

169
Net (gains) / losses reclassified to the income statement from equity

286

296

388

903

1,506
Income tax relating to cash flow hedges

(43)

(131)

(374)

(299)

(255)
Subtotal cash flow hedges, net of tax

178

562

1,593

1,285

1,420
Cost of hedging
Cost of hedging, before tax

39

7

(8)

66

(34)
Income tax relating to cost of hedging

0

0

0

0

0
Subtotal cost of hedging, net of tax

39

7

(8)

66

(34)
Total other comprehensive income that may be reclassified to the income statement, net of tax

117

3,175

3,048

4,648

2,077
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax

34

(7)

(127)

46

(50)
Income tax relating to defined benefit plans

(22)

(9)

8

(31)

0
Subtotal defined benefit plans, net of tax

12

(16)

(119)

15

(49)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax

(577)

(140)

(317)

(483)

(70)
Income tax relating to own credit on financial liabilities designated at fair value

1

2

(6)

2

(8)
Subtotal own credit on financial liabilities designated at

fair value, net of tax

(576)

(138)

(323)

(482)

(78)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(564)

(154)

(442)

(467)

(128)
Total other comprehensive income

(447)

3,021

2,606

4,181

1,949
Total comprehensive income attributable to shareholders

841

4,213

3,602

7,689

3,687
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)

6

6

1

19

49
Total other comprehensive income that will not be reclassified to the income statement,

net of tax

(1)

13

20

27

(11)
Total comprehensive income attributable to non-controlling interests

5

18

21

46

37
Total comprehensive income

Net profit / (loss)

1,294

1,198

997

3,527

1,787
Other comprehensive income

(448)

3,034

2,626

4,208

1,937
of which: other comprehensive income that may be reclassified to the income statement

117

3,175

3,048

4,648

2,077
of which: other comprehensive income that will not be reclassified to the income statement

(565)

(142)

(422)

(440)

(139)
Total comprehensive income

846

4,231

3,623

7,735

3,724

UBS AG third quarter 2025 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

35
Balance sheet
USD m Note 30.9.25 30.6.25 31.12.24
Assets
Cash and balances at central banks

218,738

236,193

223,329
Amounts due from banks

18,666

20,688

18,111
Receivables from securities financing transactions measured at amortized cost

95,343

110,161

118,302
Cash collateral receivables on derivative instruments 11

43,538

45,478

43,959
Loans and advances to customers 9

653,269

653,195

587,347
Other financial assets measured at amortized cost 12

72,904

72,546

59,279
Total financial assets measured at amortized cost

1,102,458

1,138,262

1,050,326
Financial assets at fair value held for trading 10

178,831

169,487

159,223
of which: assets pledged as collateral that may be sold or repledged by counterparties

45,062

46,336

38,532
Derivative financial instruments 10, 11

154,712

170,622

186,435
Brokerage receivables 10

30,633

29,068

25,858
Financial assets at fair value not held for trading 10

105,566

107,503

95,203
Total financial assets measured at fair value through profit or loss

469,742

476,680

466,719
Financial assets measured at fair value through other comprehensive income 10

9,801

6,872

2,195
Investments in associates

2,260

2,628

2,306
Property, equipment and software

12,246

12,425

12,091
Goodwill and intangible assets

6,743

6,753

6,661
Deferred tax assets

11,121

11,112

10,481
Other non-financial assets 12

19,505

17,082

17,282
Total assets

1,633,877

1,671,814

1,568,060
Liabilities
Amounts due to banks

28,182

31,928

23,347
Payables from securities financing transactions measured at amortized cost

18,650

16,308

14,824
Cash collateral payables on derivative instruments 11

34,546

33,492

36,366
Customer deposits

786,323

804,705

749,476
Funding from UBS Group AG measured at amortized cost 13

117,178

113,000

107,918
Debt issued measured at amortized cost 15

99,063

107,505

101,104
Other financial liabilities measured at amortized cost 12

17,559

18,528

21,762
Total financial liabilities measured at amortized cost

1,101,501

1,125,466

1,054,796
Financial liabilities at fair value held for trading 10

53,796

52,346

35,247
Derivative financial instruments 10, 11

163,534

183,905

180,678
Brokerage payables designated at fair value 10

62,067

57,951

49,023
Debt issued designated at fair value 10, 14

105,857

108,252

102,567
Other financial liabilities designated at fair value 10, 12

37,645

35,529

34,041
Total financial liabilities measured at fair value through profit or loss

422,899

437,984

401,555
Provisions 16

4,539

5,082

5,131
Other non-financial liabilities 12

9,345

8,429

11,911
Total liabilities

1,538,283

1,576,960

1,473,394
Equity
Share capital

386

386

386
Share premium

84,721

84,705

84,777
Retained earnings

4,427

3,703

7,838
Other comprehensive income recognized directly in equity, net of tax

5,600

5,483

1,002
Equity attributable to shareholders

95,135

94,278

94,003
Equity attributable to non-controlling interests

459

576

662
Total equity

95,594

94,854

94,666
Total liabilities and equity

1,633,877

1,671,814

1,568,060

UBS AG third quarter 2025 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

36
Statement of changes in equity
USD m
Share
capital and
share
premium
Retained

earnings
OCI recognized

directly in
equity,

net of tax
1
of which:

foreign
currency
translation
of which:
cash flow
hedges
Total equity

attributable to

shareholders
Balance as of 1 January 2025
2

85,163

7,838

1,002

3,686

(2,585)

94,003
Premium on shares issued and warrants exercised

(7)
3

(7)
Tax (expense) / benefit

37

37
Dividends

(6,500)

(6,500)
Translation effects recognized directly in retained earnings

50

(50)

(50)

0
Share of changes in retained earnings of associates and

joint ventures

(2)

(2)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(86)

0

(86)
Total comprehensive income for the period

3,041

4,648

3,288

1,285

7,689
of which: net profit / (loss)

3,508

3,508
of which: OCI, net of tax

(467)

4,648

3,288

1,285

4,181
Balance as of 30 September 2025
2

85,107

4,427

5,600

6,974

(1,349)

95,135
Non-controlling interests as of 30 September 2025

459
Total equity as of 30 September 2025

95,594
Balance as of 1 January 2024
2

25,024

28,235

1,974

4,947

(2,961)

55,234
Equity recognized due to the merger of UBS AG and Credit Suisse

AG
4

60,571

(18,848)

(291)

(291)

41,432
Premium on shares issued and warrants exercised

0

0
Tax (expense) / benefit

8

8
Dividends

(3,000)

(3,000)
Translation effects recognized directly in retained earnings

(3)

3

3

0
Share of changes in retained earnings of associates and

joint ventures

(3)

(3)
New consolidations / (deconsolidations) and other increases

/ (decreases)

(441)
5

26

(414)
Total comprehensive income for the period

1,610

2,077

690

1,420

3,687
of which: net profit / (loss)

1,738

1,738
of which: OCI, net of tax

(128)

2,077

690

1,420

1,949
Balance as of 30 September 2024
2

85,162

8,019

3,762

5,637

(1,830)

96,943
Non-controlling interests as of 30 September 2024

879
6
Total equity as of 30 September 2024

97,822
1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

2 Excludes non-controlling interests.

3 Includes decreases related to recharges
by UBS Group AG for share-based compensation awards

granted to employees of UBS AG or

its subsidiaries.

4 Refer to Note 2 for more information.

5 Mainly reflecting effects from transactions between

Credit
Suisse AG and its subsidiaries and UBS AG and its

subsidiaries prior to the merger in May 2024.

6 Includes an increase of USD 490m in

the second quarter of 2024 due to

the merger of UBS AG and Credit Suisse AG.

UBS AG third quarter 2025 report |
Consolidated financial statements | UBS

AG interim consolidated financial statements

(unaudited)

37
Statement of cash flows
Year-to-date
USD m 30.9.25 30.9.24
Cash flow from / (used in) operating activities
Net profit / (loss)

3,527

1,787
Non-cash items included in net profit and other adjustments
Depreciation, amortization and impairment of non-financial

assets

2,184

2,000
Credit loss expense / (release)

388

303
Share of net (profit) / loss of associates and joint ventures and impairment related to associates

(97)

(107)
Deferred tax expense / (benefit)

(860)

(477)
Net loss / (gain) from investing activities

(190)

(98)
Net loss / (gain) from financing activities

15,433

5,574
Other net adjustments
1

(28,679)

(5,705)
Net change in operating assets and liabilities
1
Amounts due from banks and amounts due to banks

3,524

2,968
Receivables from securities financing transactions measured at amortized cost

29,199

10,729
Payables from securities financing transactions measured at amortized cost

2,730

1,189
Cash collateral on derivative instruments

(977)

(11,320)
Loans and advances to customers

(8,322)

14,141
Customer deposits

(17,856)

(13,449)
Financial assets and liabilities at fair value held for trading and derivative financial instruments

22,071

(11,213)
Brokerage receivables and payables

7,866

6,159
Financial assets at fair value not held for trading and other financial assets and liabilities

(9,735)

(15,823)
Provisions and other non-financial assets and liabilities

(4,070)

738
Income taxes paid, net of refunds

(1,736)

(1,275)
Net cash flow from / (used in) operating activities
2

14,398

(13,879)
Cash flow from / (used in) investing activities
Cash and cash equivalents obtained due to the merger of UBS

AG and Credit Suisse AG
3

121,258
Purchase of subsidiaries, business, associates and intangible assets

(17)
Disposal of subsidiaries, business, associates and intangible assets
4

624
5

166
Purchase of property, equipment and software

(1,345)

(1,066)
Disposal of property, equipment and software

95

9
Purchase of financial assets measured at fair value
6

(11,103)

(3,951)
Disposal and redemption of financial assets measured at

fair value
6

3,652

3,978
Purchase of debt securities measured at amortized cost

(18,617)

(3,841)
Disposal and redemption of debt securities measured at amortized cost

8,696

6,857
Net cash flow from / (used in) investing activities

(18,014)

123,412
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding

(10,304)
7
Net issuance (repayment) of short-term debt measured at amortized cost

(3,267)

(3,882)
Distributions paid on UBS AG shares

(6,500)

(3,000)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
8

98,329

82,921
Repayment of debt designated at fair value and long-term debt measured at amortized cost
8

(107,926)

(98,381)
Inflows from securities financing transactions measured at amortized cost
9

1,688

4,979
Outflows from securities financing transactions measured at amortized cost
9

(1,561)

(1,113)
Net cash flows from other financing activities

(678)

(457)
Net cash flow from / (used in) financing activities

(19,915)

(29,238)
Total cash flow
Cash and cash equivalents at the beginning of the period

243,360

190,469
Net cash flow from / (used in) operating, investing and financing activities

(23,531)

80,296
Effects of exchange rate differences on cash and cash equivalents
1

19,410

3,153
Cash and cash equivalents at the end of the period
10

239,238

273,918
of which: cash and balances at central banks
10

218,738

243,261
of which: amounts due from banks
10

17,199

18,540
of which: money market paper
10,11

3,301

11,915
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash

32,425

34,522
Interest paid in cash

29,250

30,623
Dividends on equity investments, investment funds and associates received in cash
4

2,541

2,234
1 Foreign currency

translation and foreign

exchange effects on

operating assets and

liabilities and on

cash and cash

equivalents are presented

within the Other

net adjustments line,

with the exception

of foreign
currency hedge effects related to foreign

exchange swaps, which

are presented on the line Financial

assets and liabilities at fair value

held for trading and derivative

financial instruments.

2 Includes cash receipts
from the sale of loans

and loan commitments of USD 697m

and USD 2,980m within Non-core

and Legacy for the nine-month

periods ended 30 September 2025

and 30 September 2024, respectively.

3 Refer to
Note 2 for

more information.

4 Includes dividends received

from associates.

5 Includes cash proceeds

net of cash

and cash equivalents

disposed from the sale

of the US

mortgage servicing business of

Credit
Suisse, Select Portfolio Servicing, which was managed in Non-core and Legacy. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial
statements” section of the UBS AG Annual Report 2024 for more information. Also includes cash proceeds,

net of cash and cash equivalents disposed of, from the sale of a stake in a subsidiary in China and the sale
of a wealth management business in India.

6 Includes cash flows in relation to financial assets measured at fair value through other comprehensive income and financial assets measured at fair value through profit or loss.

7 Reflects the repayment of

the Emergency Liquidity Assistance facility

to the Swiss National

Bank, which was recognized

in the balance sheet line

Amounts due to banks.

8 Includes funding from UBS
Group AG measured at amortized

cost (recognized on the balance

sheet in Funding from UBS Group

AG measured at amortized cost)

and measured at fair value

(recognized on the balance sheet

in Other financial
liabilities designated at fair value).

9 Reflects cash flows from securities financing transactions measured at amortized cost that use UBS AG debt instruments as the underlying.

10 Includes only balances with an
original maturity

of three

months or

less.

11 Money market

paper is

included in

the balance

sheet under

Financial assets

at fair

value not

held for

trading (30

September 2025:

USD 2,776m; 30

September
2024: USD 11,130m),

Other

financial

assets

measured

at

amortized

cost

(30

September 2025: USD 346m;

30

September 2024: USD 455m)

and

Financial

assets

at

fair

value

held

for

trading
(30 September 2025: USD 179m; 30 September 2024: USD 331m).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

38
Notes to the UBS AG interim consolidated financial
statements (unaudited)
Note 1

Basis of accounting
Basis of preparation
The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG)
are prepared in

accordance with IFRS Accounting Standards,

as issued by

the International Accounting Standards
Board (the IASB),

and are

presented in

US dollars. These

interim financial statements

are prepared in

accordance
with IAS 34, Interim Financial Reporting .
In preparing

these interim financial

statements, the same

accounting policies and

methods of

computation have
been applied as in the UBS AG consolidated annual

financial statements for the period ended 31 December

2024.
These interim financial statements

are unaudited and

should be read in

conjunction with: the audited

consolidated
financial

statements

in

the

UBS AG

Annual

Report

2024;

the

“Management

report”

sections

of

this

report,
specifically the

disclosures in

the “Recent

developments” section

of this

report regarding

the sale

of a

36.01% stake
in Credit Suisse Securities

(China) Limited and in

the “UBS AG performance, business divisions

and Group Items”
section of this report regarding the sale of Select Portfolio Servicing (the US mortgage servicing business of Credit
Suisse), the transactions related to Swisscard and the sale of UBS’s wealth management business in India; and the information about significant

transactions disclosed in

the UBS AG

first quarter 2025

report and UBS AG

second
quarter

2025

report.

In

the

opinion

of

management,

all

necessary

adjustments

have

been

made

for

a

fair
presentation of UBS AG’s financial position, results

of operations and cash flows.
Preparation of

these interim financial

statements requires management

to make

estimates and

assumptions that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These estimates

and assumptions are based

on the best available

information. Actual results

in the future
could differ

from such

estimates and

differences may

be material

to the

financial statements.

Revisions to

estimates,
based on regular

reviews, are recognized

in the period

in which they

occur. For more

information about areas of
estimation

uncertainty

that

are

considered

to

require

critical

judgment,

refer

to

“Note 1a

Material

accounting
policies” in the “Consolidated financial statements”

section of the UBS AG Annual Report 2024.
Currency translation rates
The following table shows the rates of the

main currencies used to translate the

financial information of UBS AG’s
operations with a functional currency other

than the US dollar into US dollars.
Closing exchange rate Average rate
1
As of For the quarter ended Year-to-date
30.9.25 30.6.25 31.12.24 30.9.24 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
1 CHF

1.26

1.26

1.10

1.18

1.25

1.23

1.17

1.19

1.14
1 EUR

1.17

1.18

1.04

1.11

1.16

1.15

1.10

1.12

1.09
1 GBP

1.34

1.37

1.25

1.34

1.35

1.35

1.31

1.32

1.28
100 JPY

0.68

0.69

0.63

0.69

0.67

0.70

0.69

0.68

0.66
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted-average rates for individual business divisions may deviate from the weighted-average rates for UBS AG.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

39
Note 2

Accounting for the merger of UBS AG and

Credit Suisse AG
Merger of UBS AG and Credit Suisse AG
The merger of UBS AG and Credit Suisse AG effected on 31 May 2024 with no consideration payable by UBS AG
constituted a business combination

under common control.

For details of the accounting for

the merger, including
accounting

policies

applicable

to

business

combinations

under

common

control,

refer

to

“Note 1a

Material
accounting

policies”

and

“Note 2

Accounting

for

the

merger

of

UBS AG

and

Credit

Suisse AG”

in

the
“Consolidated financial statements” section of

the UBS AG Annual Report 2024.
Comparability
The income statement and

the statement of comprehensive

income for the second and

third quarters of 2025

and
for the third quarter of 2024

are based entirely on

consolidated data following the merger of UBS AG and Credit
Suisse AG.

The

year-to-date

information

for

2025

in

the

income

statement,

the

statement

of

comprehensive
income, the statement of

changes in equity and

the statement of cash flows

is based entirely on consolidated

data
following

the

merger

of

UBS AG

and

Credit

Suisse AG.

The

year-to-date

information

for

2024

in

the

income
statement, the statement

of comprehensive income, the

statement of changes

in equity and the statement

of cash
flows

includes

four

months

of

consolidated

data

following

the

merger

of

UBS AG

and

Credit

Suisse AG

(June
through

September 2024)

and

five

months of

pre-merger

UBS AG

data only

(January

through

May 2024).

The
balance sheet information as of 30 September 2025, 30 June 2025 and

31 December 2024 includes post-merger
consolidated information.

Note 3

Segment reporting
UBS AG’s

business

divisions

are

organized

globally

into

five

business

divisions:

Global

Wealth

Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank, and

Non-core and

Legacy. All

five business
divisions are supported by Group Items and qualify as reportable segments for the purpose of segment reporting.
Together with Group Items they reflect the management

structure of UBS AG.
›
Refer to the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information about UBS AG’s reporting segments
Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group

Items UBS AG
For the nine months ended 30 September 2025
Net interest income

4,831

3,369

(54)

(2,280)

(213)

(1,132)

4,520
Non-interest income

14,030

2,790

2,409

11,304

103

1,088

31,724
Total revenues

18,861

6,158

2,354

9,024

(110)

(44)

36,244
Credit loss expense / (release)

13

249

0

111

15

(1)

388
Operating expenses

15,383

4,625

1,848

7,192

2,225

875

32,148
Operating profit / (loss) before tax

3,465

1,284

506

1,721

(2,351)

(917)

3,708
Tax expense / (benefit)

181
Net profit / (loss)

3,527
As of 30 September 2025
Total assets

579,027

480,689

25,932

497,954

32,725

17,550
1,633,877
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
Group
Items UBS AG
For the nine months ended 30 September 2024
Net interest income

4,183

2,868

(38)

(2,667)

(17)

(1,243)

3,088
Non-interest income

11,982

2,259

2,069

9,944

427

1,237

27,918
Total revenues

16,166

5,127

2,031

7,277

411

(6)

31,006
Credit loss expense / (release)

10

203

0

35

53

1

303
Operating expenses

13,579

3,257

1,691

6,523

2,542

737

28,329
Operating profit / (loss) before tax

2,577

1,667

340

718

(2,184)

(744)

2,374
Tax expense / (benefit)

587
Net profit / (loss)

1,787
As of 31 December 2024
Total assets

560,194

449,224

22,291

453,078

67,696

15,577

1,568,060

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

40
Note 4

Net interest income
Net interest income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Interest income from loans and deposits
1

5,465

5,852

7,620

17,084

19,128
Interest income from securities financing transactions measured at amortized cost
2

850

915

898

2,604

2,894
Interest income from other financial instruments measured

at amortized cost

428

406

346

1,194

989
Interest income from debt instruments measured at fair

value through other comprehensive income

94

44

26

164

80
Interest income from derivative instruments designated as cash flow hedges

(308)

(322)

(556)

(981)

(1,625)
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income

6,528

6,895

8,335

20,066

21,467
Interest expense on loans and deposits
3

3,444

3,612

4,881

10,769

12,465
Interest expense on securities financing transactions measured at amortized cost
4

564

554

569

1,536

1,476
Interest expense on debt issued and funding from UBS Group

AG measured at amortized cost
5

2,527

2,603

3,328

7,874

7,919
Interest expense on lease liabilities

31

37

41

103

93
Total interest expense from financial instruments measured at amortized cost

6,567

6,805

8,820

20,281

21,952
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive
income

(39)

89

(485)

(215)

(486)
Net interest income from financial instruments measured at fair value through profit or loss and other

1,647

1,495

2,045

4,736

3,573
Total net interest income

1,608

1,584

1,560

4,520

3,088
1 Consists of

interest income from

cash and balances

at central

banks, amounts

due from banks,

and cash

collateral receivables

on derivative

instruments, as

well as negative

interest on amounts

due to

banks,
customer deposits, and

cash collateral payables

on derivative instruments.

2 Includes interest

income on receivables

from securities financing

transactions and negative

interest, including fees,

on payables from
securities financing transactions.

3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks,

amounts due from banks,

and cash collateral receivables

on derivative instruments.

4 Includes interest expense

on payables from securities financing

transactions and negative interest,

including
fees, on receivables from

securities financing transactions.

5 Includes interest expense on

funding from UBS Group AG

measured at amortized cost, previously

presented in Interest expense on

loans and deposits.
Comparative period

information has been

revised, which resulted

in a USD

1.8bn reclassification from

Interest expense on

loans and

deposits to Interest

expense on debt

issued and funding

from UBS Group

AG
measured at amortized cost for the third quarter of 2024, and USD 4.5bn for the nine months ended 30 September 2024.
Note 5

Net fee and commission income
Net fee and commission income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Underwriting fees

296

252

174

767

632
M&A and corporate finance fees

343

225

243

813

739
Brokerage fees

1,364

1,261

1,122

4,001

3,237
Investment fund fees

1,740

1,600

1,552

4,883

4,111
Portfolio management and related services

3,301

3,163

3,111

9,565

8,245
Other

727

677

785

2,201

1,819
Total fee and commission income
1

7,771

7,179

6,986

22,230

18,783
of which: recurring

4,965

4,760

4,693

14,332

12,437
of which: transaction-based

2,719

2,380

2,249

7,738

6,253
of which: performance-based

87

39

44

160

93
Fee and commission expense

674

653

652

1,977

1,699
of which: brokerage expense

71

72

80

240

237
Net fee and commission income

7,097

6,526

6,334

20,253

17,084
1 Reflects third-party fee and commission income for the

third quarter of 2025 of USD 4,531m for Global Wealth Management

(second quarter of 2025: USD 4,323m; third quarter of 2024: USD 4,148m), USD

781m
for Personal & Corporate Banking (second

quarter of 2025: USD 768m; third quarter

of 2024: USD 761m), USD 1,092m for

Asset Management (second quarter of

2025: USD 984m; third quarter of

2024: USD 926m),
USD 1,344m for the Investment Bank

(second quarter of 2025: USD 1,100m;

third quarter of 2024:

USD 1,041m), USD 1m for Non-core and

Legacy (second quarter of 2025:

USD 1m; third quarter of 2024:

USD 97m)
and USD 22m for Group Items (second quarter of 2025: USD 3m; third quarter of 2024: USD 13m).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

41
Note 6

Other income
Other income
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1

131
2

4

(2)

122
2,3

(4)
Net gains / (losses) from disposals of investments in associates and joint ventures

0

0

116

3

116
Share of net profit / (loss) of associates and joint ventures

(60)

21

67

97
4

107
Total

72

25

182

222

219
Income from properties 5

9

8

13

19

24
Net gains / (losses) from properties held for sale

15

(35)

(16)

(13)

(17)
Income from shared services provided to UBS Group AG or its subsidiaries

158

154

169

479

552
Other

(11)
6

(1)

163
7

(34)
6

247
7
Total other income

243

150

510

675

1,025
1 Includes foreign exchange

gains / (losses)

reclassified from other

comprehensive income related

to the disposal

or closure of

foreign operations.

2 Includes a

gain of USD

128m from the

sale of a

stake in

a
subsidiary, Credit Suisse Securities (China) Limited.

3 Includes a loss of USD 11m recognized upon completion of the sale of the US mortgage servicing business of Credit Suisse, Select Portfolio Servicing, which was managed in Non-core and Legacy. Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual
Report 2024 for

more information.

4 Includes a

gain of USD 64m

related to UBS

AG’s share

of the income

recorded by Swisscard

for the sale

of the Credit

Suisse card portfolios

to UBS AG.

Refer to “Note

29
Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial stateme nts” section of the UBS AG Annual Report 2024 for more information.

5 Includes rent
received from third parties.

6 Includes a USD 33m

gain from the sale of UBS AG’s

wealth management business in India.

7 Includes an USD 84m gain

in Asset Management from the sale of

UBS AG’s Brazilian
real estate fund management business (nine-month period ended 30 September 2024: USD 113m).

Note 7

Personnel expenses
Personnel expenses
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Salaries and variable compensation
1

4,901

4,882

4,999

14,912

12,824
of which: variable compensation – financial advisors
2

1,419

1,335

1,335

4,163

3,893
Contractors

36

41

33

113

78
Social security

318

300

315

927

774
Post-employment benefit plans

350

220

242

828

587
Other personnel expenses

192

207

200

575

482
Total personnel expenses

5,797

5,649

5,788

17,356

14,746
1 Includes role-based

allowances.

2 Financial advisor

compensation consists of

cash compensation, determined

using a formulaic

approach based on

production, and deferred

awards. It

also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Note 8

General and administrative expenses
General and administrative expenses
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Outsourcing costs

192

187

255

576

567
Technology costs

229

244

257

728

625
Consulting, legal and audit fees

312

283

315

852

756
Real estate and logistics costs

180

235

267

618

587
Market data services

146

150

177

448

409
Marketing and communication

80

88

90

244

226
Travel and entertainment

73

78

60

217

186
Litigation, regulatory and similar matters
1

41

163

(47)

400

1,121
Other

3,050

2,799

2,640

8,524
2

7,106
of which: shared services costs charged by UBS Group AG or its subsidiaries

2,670

2,538

2,330

7,439

6,360
Total general and administrative expenses

4,303

4,228

4,014

12,608

11,584
1 Reflects the net increase / (decrease) in provisions for litigation, regulatory and similar matters recognized in the income statement, as well as litigation expenses relating to matters where UBS AG or its subsidiaries do not hold the provision but

have agreed to bear all or

a portion of the expense.

2 Includes a USD 180m expense related

to the payment to Swisscard

for the sale of the Credit

Suisse card portfolios to UBS AG.
Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

42
Note 9

Expected credit loss measurement
a) Credit loss expense / release

Total net credit loss

expenses in the third

quarter of 2025 were

USD 113m, reflecting USD 8m

net expenses related
to performing positions and USD 105m net

expenses on credit-impaired positions.
Net expected

credit loss

expenses on

the performing

portfolio were

primarily driven

by net

expenses in

the corporate
lending portfolios of Personal

& Corporate Banking and

the Investment Bank.

These expenses were partly

offset by
releases in the

real estate portfolios.

UBS has updated

several expected credit

loss models within

the real estate

and
corporate lending portfolios to enhance risk

differentiation and incorporate the latest

default history.
Credit loss

expenses of

USD 105m for

credit-impaired positions primarily

related to

a small

number of

corporate
counterparties in Personal & Corporate Banking

and the Investment Bank.
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Total
For the quarter ended 30.9.25
Global Wealth Management

(4)

11

7
Personal & Corporate Banking

2

76

78
Asset Management

0

0

0
Investment Bank

9

12

21
Non-core and Legacy

0

5

6
Group Items

0

0

0
Total

8

105

113
For the quarter ended 30.6.25
Global Wealth Management

(3)

1

(2)
Personal & Corporate Banking

22

92

114
Asset Management

0

0

0
Investment Bank

19

22

41
Non-core and Legacy

0

(1)

(1)
Group Items

0

0

0
Total

38

114

152
For the quarter ended 30.9.24
Global Wealth Management

(11)

14

3
Personal & Corporate Banking

(10)

94

84
Asset Management

0

0

0
Investment Bank

9

(4)

4
Non-core and Legacy

(2)

77

76
Group Items

0

0

0
Total

(15)

182

167

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

43
Note 9

Expected credit loss measurement (continued)
b) Changes to ECL models, scenarios and

scenario weights

Scenarios and scenario weights
The expected

credit loss

(ECL) scenarios,

along with

their related

macroeconomic factors and

market data,

were
reviewed in light of

the economic and political conditions prevailing

in the third quarter

of 2025 through a

series
of

governance

meetings,

with

input

and

feedback

from

UBS AG

Risk

and

Finance

experts

across

the

business
divisions and regions.

The

baseline

scenario

was

updated

with

the

latest

macroeconomic

forecasts

as

of

30 September

2025.

The
assumptions on a calendar-year basis are included in

the table below. The scenario assumes growth in Switzerland
will remain muted in 2025 and slow in the second half

of the year, reflecting a subdued outlook due to tariffs

and
the appreciation of the

Swiss franc in

the second quarter of

2025. For the

US, the outlook

has improved slightly,
but the

scenario still assumes

a slowdown

in the

second half of

2025, reflecting a

cooling labor

market and the
impact

of

tariffs

on

domestic

demand.

Expectations for

long-term

interest

rates

in

the

US

and

Switzerland

are
slightly lower than in the previous quarter.
At the beginning

of the first

quarter of 2025,

UBS AG replaced

the stagflationary

geopolitical crisis

scenario applied
at the end

of 2024 with

the global crisis

scenario, as

the severe downside

scenario. It targets

risks such as

sovereign
defaults, low

interest rates,

a crisis

in the

Eurozone and

significant emerging-market

stress. The

moderate stagflation
crisis scenario

replaced the

mild debt

crisis scenario

as the

mild downside

scenario. In

the moderate

stagflation crisis
scenario, interest rates

are assumed to

rise rather than

decline, as in

the previously

applied mild debt

crisis scenario.
However, the declines in gross domestic product

and equities are similar.
UBS AG kept

the scenarios

and scenario

weights in

line with

those applied

in the

UBS AG second

quarter 2025
report. All of

the scenarios, including the

asset price appreciation and

the baseline scenarios, have

been updated
based on the latest macroeconomic forecasts as of 30 September 2025. The assumptions on a calendar-year basis are included in the table below.

Comparison of shock factors
Baseline
Key parameters 2024 2025 2026
Real GDP growth (annual percentage change)
US

2.8

1.9

1.7
Eurozone

0.8

1.1

0.9
Switzerland

1.4

0.9

1.3
Unemployment rate (%, annual average)
US

4.0

4.3

4.7
Eurozone

6.4

6.4

6.6
Switzerland

2.4

2.9

3.2
Fixed income: 10-year government bonds (%, Q4)
USD

4.6

4.2

4.3
EUR

2.4

2.7

2.9
CHF

0.3

0.2

0.4
Real estate (annual percentage change, Q4)
US

3.8

0.5

1.7
Eurozone

4.2

3.8

3.9
Switzerland

0.9

3.0

2.5
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 30.9.25 30.6.25 30.9.24
Asset price appreciation

5.0

5.0
–
Baseline

50.0

50.0

60.0
Mild debt crisis

– –

15.0
Stagflationary geopolitical crisis – –

25.0
Moderate stagflation crisis

30.0

30.0
–
Global crisis

15.0

15.0
–

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

44
Note 9

Expected credit loss measurement (continued)
c) ECL-relevant balance sheet and off-balance

sheet positions including ECL allowances

and provisions
The following tables

provide information

about financial

instruments and

certain non-financial

instruments that

are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking

into account the allowance for

credit losses. Financial assets measured at

fair value
through other comprehensive

income (FVOCI) are

also subject to ECL;

however, unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying amount

of these financial

assets.
Instead, the

carrying amount

of financial

assets measured

at FVOCI

represents the

maximum exposure

to credit

risk.
No

purchased

credit-impaired

financial

assets

were

recognized

in

the

third

quarter

of

2025.

Originated

credit-
impaired financial assets were not material

and are not presented in the table below.
In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL.

The maximum exposure to

credit risk for off-balance

sheet financial instruments is calculated
based on the maximum contractual amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.9.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

218,738

218,507

231

0

(259)

0

(259)

0
Amounts due from banks

18,666

18,549

117

0

(12)

(5)

(5)

(2)
Receivables from securities financing transactions measured at amortized cost

95,343

95,343

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

43,538

43,538

0

0

0

0

0

0
Loans and advances to customers

653,269

627,287

21,508

4,473

(3,225)

(347)

(283)

(2,596)
of which: Private clients with mortgages

287,703

277,638

8,794

1,271

(126)

(39)

(24)

(63)
of which: Real estate financing

93,770

89,778

3,718

274

(75)

(24)

(35)

(15)
of which: Large corporate clients

27,378

23,870

2,833

675

(970)

(110)

(98)

(762)
of which: SME clients

24,129

20,863

2,092

1,174

(1,262)

(81)

(82)

(1,099)
of which: Lombard

162,836

162,542

185

108

(123)

(9)

0

(114)
of which: Credit cards

2,326

1,784

497

45

(47)

(7)

(12)

(29)
of which: Commodity trade finance

3,894

3,183

716

(5)

(140)

(9)

(1)

(131)
of which: Ship / aircraft financing

8,562

7,212

1,232

119

(19)

(14)

(5)

0
of which: Consumer financing

2,953

2,701

133

119

(148)

(22)

(23)

(102)
Other financial assets measured at amortized cost

72,904

72,119

598

186

(119)

(24)

(9)

(86)
of which: Loans to financial advisors

2,712

2,509

105

99

(34)

(4)

(1)

(29)
Total financial assets measured at amortized cost

1,102,458

1,075,343

22,455

4,659

(3,617)

(378)

(556)

(2,684)
Financial assets measured at fair value through other comprehensive income

9,801

9,801

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,112,259

1,085,145

22,455

4,659

(3,617)

(378)

(556)

(2,684)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

44,990

43,194

1,583

212

(69)

(16)

(22)

(31)
of which: Large corporate clients

7,486

6,366

1,031

89

(21)

(7)

(6)

(8)
of which: SME clients

3,062

2,730

251

82

(38)

(5)

(15)

(18)
of which: Financial intermediaries and hedge funds

27,000

26,833

167

0

(1)

(1)

0

0
of which: Lombard

3,891

3,857

1

32

(3)

0

0

(2)
of which: Commodity trade finance

2,126

2,027

99

0

(1)

(1)

0

0
Irrevocable loan commitments

79,592

74,709

4,593

290

(262)

(123)

(93)

(46)
of which: Large corporate clients

48,848

44,679

3,984

185

(206)

(95)

(82)

(30)
Forward starting reverse repurchase and securities borrowing agreements

18,463

18,463

0

0

0

0

0

0
Unconditionally revocable loan commitments

139,745

136,071

3,451

224

(68)

(52)

(16)

0
of which: Real estate financing

8,164

7,866

297

1

(3)

(5)

2

0
of which: Large corporate clients

13,349

11,922

1,419

8

(18)

(9)

(7)

(2)
of which: SME clients

12,208

11,350

691

166

(31)

(23)

(8)

0
of which: Lombard

68,793

68,710

70

12

0

0

0

0
of which: Credit cards

11,758

11,214

541

3

(10)

(8)

(2)

0
Irrevocable committed prolongation of existing loans

6,143

6,135

5

3

(4)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

288,933

278,572

9,632

729

(403)

(195)

(132)

(77)
Total allowances and provisions

(4,020)

(572)

(687)

(2,761)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

45
Note 9

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 30.6.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

236,193

236,007

186

0

(263)

0

(263)

0
Amounts due from banks

20,688

20,587

102

0

(12)

(5)

(5)

(2)
Receivables from securities financing transactions measured at amortized cost

110,161

110,161

0

0

(3)

(3)

0

0
Cash collateral receivables on derivative instruments

45,478

45,478

0

0

0

0

0

0
Loans and advances to customers

653,195

623,137

25,571

4,486

(3,187)

(343)

(311)

(2,533)
of which: Private clients with mortgages

286,744

273,655

11,641

1,448

(147)

(43)

(49)

(55)
of which: Real estate financing

94,056

88,123

5,611

322

(117)

(25)

(36)

(56)
of which: Large corporate clients

26,866

23,058

3,118

690

(866)

(116)

(97)

(653)
of which: SME clients

25,000

21,161

2,498

1,341

(1,225)

(74)

(85)

(1,065)
of which: Lombard

161,199

160,942

147

110

(141)

(11)

0

(130)
of which: Credit cards

2,315

1,791

479

45

(48)

(7)

(12)

(29)
of which: Commodity trade finance

4,263

4,236

25

1

(134)

(8)

0

(126)
of which: Ship / aircraft financing

8,859

8,054

727

78

(20)

(15)

(5)

0
of which: Consumer financing

2,894

2,707

131

55

(149)

(19)

(23)

(108)
Other financial assets measured at amortized cost

72,546

71,751

620

176

(129)

(25)

(11)

(93)
of which: Loans to financial advisors

2,682

2,495

97

90

(39)

(3)

(1)

(35)
Total financial assets measured at amortized cost

1,138,262

1,107,120

26,479

4,662

(3,595)

(378)

(590)

(2,627)
Financial assets measured at fair value through other comprehensive income

6,872

6,872

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,145,133

1,113,992

26,479

4,662

(3,595)

(378)

(590)

(2,627)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

44,446

43,444

819

184

(93)

(14)

(21)

(58)
of which: Large corporate clients

7,728

7,154

480

93

(54)

(6)

(5)

(42)
of which: SME clients

3,280

3,007

219

55

(31)

(5)

(15)

(11)
of which: Financial intermediaries and hedge funds

26,604

26,516

87

0

(1)

(1)

0

0
of which: Lombard

3,958

3,933

1

24

(3)

0

0

(2)
of which: Commodity trade finance

1,874

1,873

1

0

(1)

(1)

0

0
Irrevocable loan commitments

82,046

77,132

4,688

226

(259)

(139)

(83)

(37)
of which: Large corporate clients

49,093

44,806

4,094

193

(195)

(101)

(74)

(20)
Forward starting reverse repurchase and securities borrowing agreements

20,143

20,143

0

0

0

0

0

0
Unconditionally revocable loan commitments

153,998

151,188

2,582

227

(62)

(47)

(15)

0
of which: Real estate financing

8,237

7,929

309

0

(3)

(4)

1

0
of which: Large corporate clients

14,601

13,752

817

32

(15)

(8)

(5)

(2)
of which: SME clients

12,030

11,420

454

156

(26)

(20)

(6)

0
of which: Lombard

75,099

75,013

74

12

0

0

0

0
of which: Credit cards

11,566

11,045

518

3

(9)

(7)

(2)

0
Irrevocable committed prolongation of existing loans

5,201

5,182

19

0

(2)

(2)

0

0
Total off-balance sheet financial instruments and other credit lines

305,834

297,089

8,108

637

(415)

(202)

(118)

(95)
Total allowances and provisions

(4,010)

(580)

(708)

(2,722)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

46
Note 9

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.24
Carrying amount 1 ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks

223,329

223,201

128

0

(186)

0

(186)

0
Amounts due from banks

18,111

17,912

198

0

(42)

(1)

(5)

(36)
Receivables from securities financing transactions measured at amortized cost

118,302

118,302

0

0

(2)

(2)

0

0
Cash collateral receivables on derivative instruments

43,959

43,959

0

0

0

0

0

0
Loans and advances to customers

587,347

560,531

22,309

4,506

(2,830)

(276)

(323)

(2,230)
of which: Private clients with mortgages

251,955

241,690

9,009

1,256

(166)

(46)

(70)

(50)
of which: Real estate financing

83,780

79,480

4,071

229

(100)

(24)

(27)

(49)
of which: Large corporate clients

25,599

21,073

3,493

1,033

(828)

(72)

(123)

(632)
of which: SME clients

21,002

17,576

2,293

1,133

(963)

(55)

(47)

(860)
of which: Lombard

147,714

147,326

266

122

(107)

(6)

0

(101)
of which: Credit cards

1,978

1,533

406

39

(41)

(6)

(11)

(25)
of which: Commodity trade finance

4,204

4,089

106

9

(122)

(9)

0

(113)
of which: Ship / aircraft financing

8,058

7,136

922

0

(31)

(14)

(16)

0
of which: Consumer financing

2,814

2,468

114

232

(137)

(15)

(19)

(102)
Other financial assets measured at amortized cost

59,279

58,645

439

194

(135)

(25)

(7)

(103)
of which: Loans to financial advisors

2,723

2,568

59

95

(41)

(4)

(1)

(37)
Total financial assets measured at amortized cost

1,050,326

1,022,550

23,074

4,701

(3,195)

(304)

(521)

(2,369)
Financial assets measured at fair value through other comprehensive income

2,195

2,195

0

0

0

0

0

0
Total on-balance sheet financial assets in scope of ECL requirements

1,052,521

1,024,746

23,074

4,701

(3,195)

(304)

(521)

(2,369)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees

40,280

38,860

1,242

178

(61)

(16)

(24)

(22)
of which: Large corporate clients

7,818

7,098

635

85

(18)

(6)

(9)

(2)
of which: SME clients

2,524

2,074

393

57

(27)

(5)

(15)

(7)
of which: Financial intermediaries and hedge funds

21,590

21,449

141

0

(1)

(1)

0

0
of which: Lombard

3,709

3,652

24

33

(4)

(1)

0

(3)
of which: Commodity trade finance

2,678

2,676

2

0

(1)

(1)

0

0
Irrevocable loan commitments

79,579

75,158

4,178

243

(192)

(105)

(61)

(26)
of which: Large corporate clients

47,381

43,820

3,393

168

(155)

(91)

(54)

(10)
Forward starting reverse repurchase and securities borrowing agreements

24,896

24,896

0

0

0

0

0

0
Unconditionally revocable loan commitments

148,900

146,496

2,149

255

(75)

(59)

(17)

0
of which: Real estate financing

7,674

7,329

345

0

(6)

(4)

(2)

0
of which: Large corporate clients

14,692

14,091

584

17

(22)

(14)

(7)

(2)
of which: SME clients

9,812

9,289

333

190

(34)

(28)

(6)

0
of which: Lombard

73,267

73,181

84

1

0

0

0

0
of which: Credit cards

10,074

9,604

467

3

(8)

(6)

(2)

0
Irrevocable committed prolongation of existing loans

4,608

4,602

4

2

(3)

(3)

0

0
Total off-balance sheet financial instruments and other credit lines

298,263

290,012

7,572

678

(332)

(183)

(102)

(48)
Total allowances and provisions

(3,527)

(487)

(623)

(2,417)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

47
Note 9

Expected credit loss measurement (continued)
The

table

below

provides

information

about

the

gross

carrying

amount

of

exposures

subject

to

ECL

and

the

ECL
coverage ratio

for UBS AG’s

core loan

portfolios (i.e.
Loans and

advances to

customers

and

Loans to

financial advisors
)
and relevant off-balance sheet exposures. Cash and balances at central banks , Amounts due from banks , Receivables from

securities

financing

transactions
,
Cash

collateral

receivables

on

derivative

instruments

and
Financial

assets
measured at

fair value through

other comprehensive

income

are not included

in the table below,

due to their lower
sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL

allowances and provisions by the gross carrying amount of the related exposures.
The overall

coverage ratio for

performing positions was

unchanged at 10

basis points as

of 30 September 2025.
Compared with

30 June 2025,

the coverage

ratio for

performing positions

related to

real estate

lending (on-balance
sheet)

decreased

by

1 basis

point

to

3 basis

points,

and

the

coverage

ratio

for

performing

positions

related

to
corporate lending (on-balance sheet) was unchanged

at 74 basis points.

Coverage ratios for core loan portfolio
30.9.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

287,828

277,677

8,817

1,334

4

1

27

2

473
Real estate financing

93,844

89,802

3,753

290

8

3

93

6

534
Total real estate lending

381,673

367,479

12,570

1,624

5

2

47

3

484
Large corporate clients

28,348

23,980

2,931

1,437

342

46

334

77

5,304
SME clients

25,391

20,944

2,174

2,272

497

39

376

71

4,834
Total corporate lending

53,738

44,925

5,104

3,709

415

43

352

74

5,016
Lombard

162,959

162,552

185

221

8

1

0

1

5,127
Credit cards

2,373

1,791

509

74

199

38

234

81

3,881
Commodity trade finance

4,034

3,191

716

126

347

27

7

23

0
Ship / aircraft financing

8,582

7,226

1,237

119

23

20

40

23

0
Consumer financing

3,101

2,723

157

222

477

81

1,482

157

4,627
Other loans and advances to customers

40,034

37,747

1,312

975

79

8

30

9

2,883
Loans to financial advisors

2,747

2,512

106

128

124

14

120

19

2,280
Total other lending

223,829

217,743

4,222

1,864

37

4

108

6

3,679
Total
1

659,240

630,146

21,897

7,197

49

6

130

10

3,648
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

11,414

11,183

229

2

3

3

24

3

0
Real estate financing

9,935

9,602

315

18

6

9

0

6

53
Total real estate lending

21,349

20,785

544

21

4

6

0

4

47
Large corporate clients

69,733

63,017

6,433

283

35

18

146

30

1,414
SME clients

17,056

15,701

1,022

334

55

24

291

40

817
Total corporate lending

86,789

78,718

7,455

616

39

19

166

32

1,091
Lombard

76,371

76,256

72

44

2

1

0

1

1,879
Credit cards

11,758

11,214

541

3

8

7

36

8

0
Commodity trade finance

2,195

2,093

101

0

6

5

21

6

0
Ship / aircraft financing

2,024

2,001

23

0

0

0

0

0

0
Consumer financing

258

258

0

0

3

3

0

3

0
Financial intermediaries and hedge funds

30,481

29,909

572

0

1

1

8

1

0
Other off-balance sheet commitments

39,245

38,876

325

44

7

5

235

6

321
Total other lending

162,332

160,607

1,634

92

3

2

63

3

1,056
Total
2

270,470

260,109

9,632

729

15

7

137

12

1,057
Total on- and off-balance sheet
3

929,711

890,255

31,530

7,926

39

6

132

10

3,409
1 Includes Loans and advances to customers

and Loans to financial advisors,

which are presented on the balance sheet

line Other financial assets measured at

amortized cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

48
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
30.6.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

286,891

273,698

11,691

1,503

5

2

42

3

365
Real estate financing

94,173

88,149

5,647

378

12

3

63

7

1,475
Total real estate lending

381,064

361,847

17,337

1,880

7

2

49

4

588
Large corporate clients

27,732

23,174

3,215

1,343

312

50

300

81

4,863
SME clients

26,225

21,234

2,584

2,407

467

35

331

67

4,427
Total corporate lending

53,957

44,409

5,799

3,750

388

43

314

74

4,584
Lombard

161,340

160,953

147

240

9

1

0

1

5,407
Credit cards

2,363

1,798

491

74

201

36

250

82

3,898
Commodity trade finance

4,394

4,244

25

124

305

19

0

19

0
Ship / aircraft financing

8,879

8,068

732

78

22

18

70

22

0
Consumer financing

3,043

2,727

154

163

490

70

1,466

145

6,610
Other loans and advances to customers

41,342

39,434

1,197

711

82

6

32

7

4,395
Loans to financial advisors

2,721

2,498

99

125

145

13

140

18

2,777
Total other lending

224,082

219,723

2,845

1,514

39

4

159

6

4,878
Total
1

659,104

625,978

25,981

7,144

49

6

120

10

3,594
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

11,178

10,950

222

6

4

3

25

4

0
Real estate financing

9,734

9,401

333

0

8

9

0

8

0
Total real estate lending

20,912

20,351

555

6

6

6

0

6

0
Large corporate clients

71,511

65,801

5,392

318

37

17

156

28

2,012
SME clients

17,371

16,346

780

244

49

22

358

37

915
Total corporate lending

88,882

82,148

6,172

562

39

18

182

30

1,536
Lombard

82,536

82,424

75

36

2

1

0

1

2,337
Credit cards

11,566

11,045

518

3

8

6

36

8

0
Commodity trade finance

2,230

2,223

6

1

3

3

46

3

0
Ship / aircraft financing

2,430

2,390

41

0

0

0

0

0

0
Consumer financing

327

327

0

0

2

2

0

2

0
Financial intermediaries and hedge funds

31,513

30,974

539

0

2

1

7

2

0
Other off-balance sheet commitments

45,295

45,064

203

29

6

5

207

6

199
Total other lending

175,897

174,448

1,381

68

3

2

47

3

1,312
Total
2

285,692

276,947

8,108

637

15

7

146

11

1,497
Total on- and off-balance sheet
3

944,795

902,925

34,089

7,781

39

6

126

10

3,423
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

49
Note 9

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.24
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

252,121

241,736

9,079

1,306

7

2

77

5

386
Real estate financing

83,880

79,504

4,098

278

12

3

66

6

1,768
Total real estate lending

336,001

321,240

13,177

1,584

8

2

73

5

628
Large corporate clients

26,427

21,145

3,617

1,665

313

34

341

79

3,795
SME clients

21,966

17,631

2,341

1,993

439

31

203

52

4,316
Total corporate lending

48,393

38,776

5,958

3,659

370

33

287

67

4,079
Lombard

147,821

147,332

267

222

7

0

8

0

4,531
Credit cards

2,019

1,539

416

64

205

39

256

85

3,857
Commodity trade finance

4,327

4,098

106

122

283

22

40

23

9,258
Ship / aircraft financing

8,089

7,150

938

0

38

20

175

38

0
Consumer financing

2,951

2,484

134

334

464

62

1,447

133

3,057
Other loans and advances to customers

40,576

38,188

1,636

752

83

7

56

9

3,965
Loans to financial advisors

2,764

2,571

60

132

149

14

159

17

2,785
Total other lending

208,547

203,363

3,558

1,627

39

4

161

7

4,152
Total
1

592,941

563,379

22,693

6,869

48

5

143

10

3,301
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stages 1&2 Stage 3
Private clients with mortgages

8,473

8,271

176

26

4

4

22

4

81
Real estate financing

8,694

8,300

394

0

7

6

33

7

0
Total real estate lending

17,167

16,571

570

26

6

5

30

6

81
Large corporate clients

69,896

65,013

4,612

271

28

17

151

26

528
SME clients

13,944

12,788

842

315

59

30

324

48

532
Total corporate lending

83,840

77,800

5,454

586

33

19

177

30

530
Lombard

80,390

80,235

120

35

1

0

1

0

2,330
Credit cards

10,074

9,604

467

3

8

6

36

8

0
Commodity trade finance

3,487

3,464

23

0

3

3

51

3

0
Ship / aircraft financing

2,669

2,663

6

0

13

13

49

13

0
Consumer financing

134

134

0

0

6

6

0

6

0
Financial intermediaries and hedge funds

22,842

22,378

464

0

1

1

8

1

0
Other off-balance sheet commitments

52,765

52,268

468

29

4

2

28

2

2,945
Total other lending

172,360

170,745

1,549

67

3

1

23

2

2,470
Total
2

273,367

265,117

7,572

678

12

7

135

10

704
Total on- and off-balance sheet
3

866,308

828,495

30,265

7,547

37

6

141

10

3,067
1 Includes Loans and advances

to customers and Loans to financial

advisors, which are presented

on the balance sheet line Other

financial assets measured at amortized

cost.

2 Excludes Forward starting

reverse
repurchase and securities borrowing agreements.

3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related

ECL coverage ratio (bps).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

50
Note 10

Fair value measurement
a) Fair value hierarchy
The fair

value hierarchy

classification of

financial and

non-financial assets

and liabilities

measured at

fair value

is
summarized in the table below.
During the

first nine months

of 2025,

assets and liabilities

that were transferred

from Level 2

to Level 1, or

from
Level 1 to Level 2, and were held for the entire

reporting period were not material.
Determination of fair values from quoted market prices or valuation techniques
1
30.9.25 30.6.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring

basis
Financial assets at fair value held for trading

143,521

31,810

3,500

178,831

134,759

31,274

3,454

169,487

128,428

27,687

3,108

159,223
of which: Equity instruments

126,424

910

157

127,491

117,036

370

155

117,562

116,536

430

91

117,056
of which: Government bills / bonds

8,178

4,401

112

12,692

8,997

3,715

139

12,851

4,443

3,261

41

7,746
of which: Investment fund units

8,499

1,278

147

9,923

7,554

874

96

8,525

6,537

987

151

7,675
of which: Corporate and municipal bonds

420

23,361

885

24,666

1,167

22,996

757

24,920

911

17,585

838

19,334
of which: Loans

0

1,658

2,070

3,728

0

3,145

2,172

5,317

0

5,200

1,799

6,998
of which: Asset-backed securities

0

202

128

330

4

168

134

306

1

219

153

373
Derivative financial instruments

1,522

150,222

2,968

154,712

1,315

166,156

3,151

170,622

795

182,849

2,792

186,435
of which: Foreign exchange

376

47,499

357

48,231

815

77,661

81

78,558

472

100,572

66

101,111
of which: Interest rate

0

35,417

1,055

36,472

0

37,667

884

38,550

0

41,193

878

42,071
of which: Equity / index

0

55,581

1,203

56,784

0

44,112

1,255

45,367

0

35,747

1,129

36,876
of which: Credit

0

3,549

348

3,897

0

2,310

928

3,238

0

2,555

581

3,136
of which: Commodities

3

8,053

4

8,060

2

4,267

2

4,272

1

2,599

17

2,617
Brokerage receivables

0

30,633

0

30,633

0

29,068

0

29,068

0

25,858

0

25,858
Financial assets at fair value not held for trading

43,739

51,705

10,122

105,566

44,849

53,393

9,261

107,503

35,910

50,545

8,747

95,203
of which: Financial assets for unit-linked
investment contracts

20,003

4

1

20,008

19,424

112

1

19,537

17,101

6

0

17,106
of which: Corporate and municipal bonds

30

18,052

95

18,178

31

19,182

91

19,303

31

14,695

133

14,859
of which: Government bills / bonds

23,152

6,761

0

29,913

24,842

6,093

0

30,935

18,264

6,204

0

24,469
of which: Loans

0

5,804

4,524

10,327

0

5,626

3,734

9,360

0

4,427

3,192

7,619
of which: Securities financing transactions

0

19,749

755

20,504

0

21,208

703

21,911

0

24,026

611

24,638
of which: Asset-backed securities

0

1,080

548

1,628

0

864

534

1,399

0

972

597

1,569
of which: Auction rate securities

0

0

191

191

0

0

191

191

0

0

191

191
of which: Investment fund units

457

94

629

1,180

433

137

626

1,196

423

133

681

1,237
of which: Equity instruments

96

2

3,112

3,210

119

0

3,064

3,183

91

0

2,916

3,008
Financial assets measured at fair value through other

comprehensive income on a recurring basis
Financial assets measured at fair value through
other comprehensive income

7,662

2,139

0

9,801

4,716

2,156

0

6,872

59

2,137

0

2,195
of which: Government bills / bonds

7,587

0

0

7,587

4,644

0

0

4,644

0

0

0

0
of which: Commercial paper and certificates of
deposit

0

1,960

0

1,960

0

1,926

0

1,926

0

1,959

0

1,959
of which: Corporate and municipal bonds

76

179

0

255

71

231

0

302

59

178

0

237
Non-financial assets measured at fair value on a recurring

basis
Precious metals and other physical commodities

10,928

0

0

10,928

9,465

0

0

9,465

7,341

0

0

7,341
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
2

0

0

63

63

0

0

76

76

0

0

84

84
Total assets measured at fair value

207,371

266,509

16,654

490,534

195,104

282,047

15,942

493,093

172,532

289,076

14,731

476,340

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

51
Note 10

Fair value measurement (continued)
Determination of fair values from quoted market prices or valuation techniques (continued)
1
30.9.25 30.6.25 31.12.24
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a

recurring basis
Financial liabilities at fair value held for trading 39,359 14,209 228 53,796 38,240 14,057 50 52,346 24,577 10,429 240 35,247
of which: Equity instruments

31,397

241

46

31,684

30,081

215

26

30,322

18,528

257

29

18,814
of which: Corporate and municipal bonds

3

12,099

173

12,275

0

11,953

21

11,974

5

8,771

206

8,982
of which: Government bills / bonds

6,058

1,644

0

7,702

5,614

1,629

0

7,243

4,336

1,174

0

5,510
of which: Investment fund units

1,900

151

8

2,059

2,545

169

1

2,715

1,708

162

3

1,873
Derivative financial instruments 1,579 157,499 4,457 163,534 1,294 178,463 4,148 183,905 829 175,788 4,060 180,678
of which: Foreign exchange

391

50,706

42

51,139

736

88,058

56

88,850

506

94,077

46

94,628
of which: Interest rate

0

31,209

200

31,408

0

33,261

307

33,568

0

36,313

324

36,636
of which: Equity / index

0

64,897

3,873

68,770

0

50,340

3,469

53,810

0

39,597

3,142

42,739
of which: Credit

0

4,014

297

4,311

0

3,192

241

3,433

0

3,280

414

3,694
of which: Commodities

1

6,540

13

6,554

1

3,498

11

3,510

1

2,200

15

2,216
of which: Loan commitments measured at FVTPL

0

9

31

40

0

12

30

42

0

75

62

137
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair

value
0 62,067 0 62,067 0 57,951 0 57,951 0 49,023 0 49,023
Debt issued designated at fair value 0 95,174 10,682 105,857 0 96,878 11,374 108,252 0 90,725 11,842 102,567
Other financial liabilities designated at fair value 0 33,410 4,235 37,645 0 31,749 3,780 35,529 0 29,779 4,262 34,041
of which: Financial liabilities related to unit-linked
investment contracts

0

20,143

0

20,143

0

19,669

0

19,669

0

17,203

0

17,203
of which: Securities financing transactions

0

5,330

119

5,448

0

4,580

118

4,699

0

5,798

0

5,798
of which: Funding from UBS Group AG

0

5,470

1,669

7,139

0

4,639

1,480

6,119

0

3,848

1,494

5,342
of which: Over-the-counter debt instruments
and others

0

2,467

2,447

4,915

0

2,861

2,182

5,043

0

2,930

2,768

5,698
Total liabilities measured at fair value 40,937 362,359 19,602 422,899 39,535 379,098 19,352 437,984 25,406 355,744 20,405 401,555
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in

this table. The fair value of these derivatives was not material for the periods presented.

2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments
The table below summarizes the changes

in deferred day-1 profit or loss reserves during the

relevant period.

Deferred day-1 profit or loss is generally released into
Other net income from financial instruments measured

at fair
value

through

profit

or

loss

when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the transaction is closed out.
Deferred day-1 profit or loss reserves
For the quarter ended Year-to-date
USD m 30.9.25 30.6.25 30.9.24 30.9.25 30.9.24
Reserve balance at the beginning of the period

417

391

388

421

397
Effect from merger of UBS AG and Credit Suisse AG
1

1
Profit / (loss) deferred on new transactions

94

68

85

227

187
(Profit) / loss recognized in the income statement

(72)

(41)

(54)

(207)

(164)
Foreign currency translation

(1)

(1)

(1)

(3)

(2)
Reserve balance at the end of the period

438

417

418

438

418
1 Refer to Note 2 for more information.
The table below summarizes other valuation

adjustment reserves recognized on the balance sheet.
Other valuation adjustment reserves on the balance sheet
As of
USD m 30.9.25 30.6.25 31.12.24
Own credit adjustments on financial liabilities designated at fair value
1

(1,661)

(1,100)

(1,165)
of which: debt issued designated at fair value

(966)

(774)

(780)
of which: other financial liabilities designated at fair value

(695)

(325)

(385)
Credit valuation adjustments
2

(31)

(40)

(125)
Funding and debit valuation adjustments

(78)

(87)

(96)
Other valuation adjustments

(809)

(966)

(1,206)
of which: liquidity

(548)

(586)

(746)
of which: model uncertainty

(261)

(380)

(460)
1 Own credit adjustments on financial liabilities designated at fair value includes amounts for TLAC notes.

2 Amount does not include reserves against defaulted counterparties.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

52
Note 10

Fair value measurement (continued)
c) Level 3 instruments: valuation techniques

and inputs
The

table

below

presents material

Level 3

assets

and

liabilities,

together

with

the

valuation

techniques

used

to
measure fair value,

as well as

the inputs used

in a given

valuation technique that are

considered significant as of
30 September 2025

and unobservable, and a range of values

for those unobservable inputs.
The range of values

represents the highest- and

lowest-level inputs used in the valuation

techniques. Therefore, the
range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of
UBS AG’s estimates

and assumptions,

but rather

the different

underlying characteristics

of the

relevant assets

and
liabilities

held by UBS

AG.

The significant unobservable

inputs disclosed in

the table below

are consistent with

those included in

“Note 21 Fair
value measurement” in the “Consolidated financial

statements” section of the UBS AG Annual

Report 2024.
Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.9.25 31.12.24
USD bn 30.9.25 31.12.24 30.9.25 31.12.24 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair value not held for

trading
Corporate and municipal
bonds

1.0

1.0

0.2

0.2
Relative value to
market comparable Bond price equivalent

12

103

84

23

114

98
points
Loans at fair value (held for
trading and not held for
trading) and guarantees
3

6.7

5.2

0.0

0.0
Relative value to
market comparable Loan price equivalent

8

100

94

1

173

84
points
Discounted expected
cash flows Credit spread

17

255

93

16

545

195
basis
points
Market comparable
and securitization
model Credit spread

85

1,963

261

75

1,899

208
basis
points
Asset-backed securities

0.7

0.7

0.0

0.0
Relative value to
market comparable Bond price equivalent

7

105

80

0

112

79
points
Investment fund units
4

0.8

0.8

0.0

0.0
Relative value to
market comparable Net asset value
Equity instruments
4

3.3

3.0

0.0

0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
3

10.7

11.8
Other financial liabilities
designated at fair value
3

4.2

4.3
Discounted expected
cash flows Funding spread

95

166

95

201
basis
points
Derivative financial instruments
Interest rate

1.1

0.9

0.2

0.3
Option model Volatility of interest rates

65

86

50

156
basis
points
Credit

0.3

0.6

0.3

0.4
Discounted expected
cash flows
Credit spreads

4

1,760

2

1,789
basis
points
Credit correlation

50

58

50

66
%
Recovery rates

4

100

0

100
%
Option model Credit volatility

60

60

59

127
%
Recovery rates

0

40
%
Equity / index

1.2

1.1

3.9

3.1
Option model Equity dividend yields

0

9

0

16
%
Volatility of equity stocks,
equity and other indices

1

130

4

126
%
Equity-to-FX correlation

(65)

70

(65)

80
%
Equity-to-equity correlation

0

100

0

100
%
Loan commitments
measured at FVTPL

0.0

0.1
Relative value to
market comparable
Loan price equivalent

79

100

60

101
points
1 The ranges of significant unobservable

inputs are represented in points, percentages and

basis points. Points are

a percentage of par (e.g. 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of

the respective instruments. Weighted averages

are not provided for inputs related to Other

financial
liabilities designated at fair value and Derivative financial instruments,

as this would not be meaningful.

3 Debt issued designated at fair value primarily consists of UBS AG structured notes, which include variable
maturity notes with various

equity and foreign exchange

underlying risks, as well

as rates-linked and

credit-linked notes, all

of which have embedded derivative

parameters that are considered

to be unobservable.
The derivative instrument parameters for debt issued designated at fair value, embedded derivatives for over-the-counter debt instruments reported under Other financial liabilities designated at fair value and funded derivatives reported under Loans at fair value (held for trading and not held for trading) are presented in the corresponding derivative financial instruments lines in this table.

4 The range of inputs is not disclosed,
as there is a dispersion of values given the diverse nature of the investments.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

53
Note 10

Fair value measurement (continued)
d) Level 3 instruments: sensitivity to changes

in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or
more of

the unobservable

inputs to

reflect reasonably

possible alternative

assumptions would

change fair

value
significantly, and the estimated effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty

based

on

reasonably possible
alternative values for Level 3

inputs at the balance sheet

date and does not represent

the estimated effect of stress
scenarios. Typically,

these financial

assets and

liabilities are

sensitive to

a combination

of inputs

from Levels 1–3.
Although well-defined interdependencies

may exist

between Level 1 / 2 parameters

and Level 3

parameters (e.g.
between interest rates,

which are generally

Level 1 or Level 2,

and prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships between

the Level 3 parameters are
not a significant element of the valuation uncertainty.
Sensitivity of fair value measurements to changes in unobservable input assumptions
1
30.9.25 30.6.25 31.12.24
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Loans at fair value (held for trading and not held for trading) and guarantees
2

87

(84)

141

(112)

185

(143)
Securities financing transactions

21

(11)

25

(14)

30

(24)
Auction rate securities

8

(6)

8

(4)

8

(6)
Asset-backed securities

18

(17)

19

(17)

32

(28)
Equity instruments

411

(399)

387

(370)

333

(308)
Investment fund units

180

(182)

178

(180)

179

(181)
Loan commitments measured at FVTPL

12

(94)

13

(41)

38

(42)
Interest rate derivatives, net

45

(17)

68

(58)

115

(70)
Credit derivatives, net

55

(86)

78

(108)

112

(117)
Foreign exchange derivatives, net

8

(9)

6

(5)

3

(2)
Equity / index derivatives, net

658

(581)

690

(577)

732

(617)
Other

219

(110)

216

(115)

289

(161)
Total

1,722

(1,595)

1,830

(1,601)

2,056

(1,700)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

2 Sensitivity of funded derivatives is reported under equivalent derivatives.
e) Level 3 instruments: movements during

the period
The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities

may be hedged with instruments

classified as Level 1 or Level 2 in
the fair

value hierarchy

and, as

a

result,

realized and

unrealized gains

and losses

included in

the table

may not
include the effect of related hedging

activity. Furthermore, the realized and unrealized gains and losses presented
in the table are not

limited solely to those

arising from Level 3 inputs,

as valuations are generally

derived from both
observable and unobservable parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred on 1 January 2025.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

54
Note 10

Fair value measurement (continued)
Movements of Level 3 instruments
USD bn
Balance at
the
beginning
of the
period
Effect from
merger of
UBS AG
and Credit
Suisse AG
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the nine months ended 30 September 2025
3
Financial assets at fair value held for
trading

3.1

(0.1)

(0.2)

0.6

(1.3)

1.1

(0.4)

0.5

(0.1)

0.1

3.5
of which: Equity instruments

0.1

(0.0)

(0.0)

0.0

(0.0)
0.0

(0.0)

0.1

(0.0)

0.0

0.2
of which: Corporate and municipal
bonds

0.8

(0.1)

(0.1)

0.5

(0.4)
0.0

(0.0)

0.1

(0.1)

0.0

0.9
of which: Loans

1.8

0.1

(0.0)

0.0

(0.7)

1.1

(0.4)

0.1

(0.0)

0.0

2.1
Derivative financial instruments –
assets

2.8

(0.0)

(0.0)
0.0

(0.0)

1.1

(1.0)

0.4

(0.3)

0.0

3.0
of which: Interest rate

0.9

0.2

0.1
0.0

0.0

0.0

(0.3)

0.3

(0.1)

(0.0)

1.1
of which: Equity / index

1.1

(0.2)

(0.1)
0.0 0.0

0.7

(0.3)

0.1

(0.2)

0.0

1.2
of which: Credit

0.6

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.3)

0.1

(0.0)

0.0

0.3
Financial assets at fair value not held
for trading

8.7

0.9

0.8

0.2

(0.5)

1.5

(0.8)

0.2

(0.3)

0.2

10.1
of which: Loans

3.2

0.9

0.9

0.0

(0.0)

1.2

(0.7)

0.0

(0.2)

0.1

4.5
of which: Auction rate securities

0.2

0.0

0.0
0.0 0.0 0.0 0.0 0.0 0.0 0.0

0.2
of which: Equity instruments

2.9

0.1

(0.0)

0.2

(0.2)

0.0

0.0

0.0

(0.0)

0.1

3.1
of which: Investment fund units

0.7

0.0

0.0

0.0

(0.1)

0.0

(0.0)

0.0
0.0

0.0

0.6
of which: Asset-backed securities

0.6

(0.0)

(0.0)

0.0

(0.1)
0.0 0.0

0.1

(0.0)

0.0

0.5
Derivative financial instruments –
liabilities

4.1

0.4

0.5
0.0

(0.0)

1.7

(1.1)

0.0

(0.7)

0.1

4.5
of which: Interest rate

0.3

0.1

0.0
0.0

(0.0)

0.1

(0.2)

(0.0)

(0.0)

0.0

0.2
of which: Equity / index

3.1

0.4

0.5
0.0 0.0

1.5

(0.7)

0.0

(0.6)

0.0

3.9
of which: Credit

0.4

(0.1)

(0.1)
0.0 0.0

0.1

(0.1)

0.0

(0.0)

0.0

0.3
of which: Loan commitments
measured at FVTPL

0.1

0.0

(0.0)
0.0

(0.0)

0.0

(0.0)

0.0

(0.0)
0.0

0.0
Debt issued designated at fair value

11.8

0.9

0.8
0.0 0.0

3.4

(2.9)

0.6

(3.6)

0.4

10.7
Other financial liabilities designated at
fair value

4.3

0.2

0.1
0.0

(0.0)

0.6

(0.9)

0.0

0.0

0.0

4.2
For the nine months ended 30 September 2024
Financial assets at fair value held for
trading

1.8

7.8

0.2

0.1

0.4

(3.3)

1.1

(2.6)

0.1

(0.4)

0.0

5.1
of which: Equity instruments

0.1

0.1

(0.0)

(0.0)

0.0

(0.1)

0.0

(0.0)

0.0

(0.0)

0.0

0.2
of which: Corporate and municipal
bonds

0.6

0.4

(0.1)

(0.1)

0.3

(0.3)
0.0 0.0

0.0

(0.0)

0.0

0.9
of which: Loans

0.9

7.0

0.3

0.2

0.0

(2.7)

1.1

(2.6)

0.0

(0.3)

(0.0)

3.7
Derivative financial instruments –
assets

1.3

0.7

(0.1)

(0.2)

0.0

(0.1)

0.9

(0.6)

0.7

(0.1)

(0.0)

2.6
of which: Interest rate

0.3

0.0

0.1

0.0

0.0

(0.1)

0.3

(0.1)

0.2

(0.0)

(0.0)

0.6
of which: Equity / index

0.7

0.2

(0.0)

(0.0)

0.0

(0.0)

0.5

(0.3)

0.1

(0.1)

(0.0)

1.0
of which: Credit

0.3

0.1

(0.1)

(0.0)
0.0

(0.0)

0.1

(0.1)

0.3

(0.0)

(0.0)

0.6
Financial assets at fair value not held
for trading

4.1

4.1

0.1

0.1

0.4

(0.3)

1.5

(1.9)

0.4

(0.3)

0.0

8.1
of which: Loans

1.3

0.8

0.1

0.1

0.1

0.0

0.9

(0.5)
0.0

(0.1)

(0.0)

2.5
of which: Auction rate securities

1.2
0.0

0.0

(0.0)
0.0 0.0 0.0

(1.1)
0.0 0.0 0.0

0.2
of which: Equity instruments

1.1

1.8

0.0

0.0

0.1

(0.1)

0.0
0.0

0.1
0.0

0.0

3.0
of which: Investment fund units

0.2

0.4

0.0

(0.0)

0.1

(0.1)
0.0 0.0

0.0

(0.0)

(0.0)

0.6
of which: Asset-backed securities 0.0

0.5

0.0

0.0

0.0

(0.1)
0.0 0.0

0.2

(0.1)

0.0

0.6
Derivative financial instruments –
liabilities

3.2

0.9

0.8

1.0

0.0

(0.0)

1.8

(1.6)

0.6

(0.3)

(0.0)

5.4
of which: Interest rate

0.1

0.1

0.1

0.3
0.0

(0.0)

0.0

(0.1)

0.1

(0.0)

(0.0)

0.3
of which: Equity / index

2.7

0.2

0.9

0.9
0.0

(0.0)

1.6

(1.3)

0.4

(0.3)

(0.0)

4.3
of which: Credit

0.3

0.2

(0.1)

(0.1)
0.0

(0.0)

0.1

(0.1)

0.0

(0.0)

(0.0)

0.4
of which: Loan commitments
measured at FVTPL 0.0

0.4

(0.2)

(0.1)

0.0

(0.0)

0.0

(0.0)

0.0

(0.0)

0.0

0.2
Debt issued designated at fair value

7.8

4.5

0.6

0.4
0.0

(0.0)

3.2

(2.7)

1.2

(3.8)

0.0

10.9
Other financial liabilities designated at
fair value

2.3

1.9

0.0

0.0
0.0 0.0

0.9

(0.9)

0.0

(0.1)

0.0

4.2
1 Refer to Note 2 for more information.

2 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also

in Gains / (losses) from own credit on financial

liabilities designated at fair value, before

tax in the Statement of comprehensive income.

3 Total Level 3 assets as of
30 September 2025 were USD 16.7bn (31 December 2024: USD 14.7bn). Total Level 3 liabilities as of 30 September 2025 were USD 19.6bn (31 December 2024: USD 20.4bn).

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

55
Note 10

Fair value measurement (continued)
f) Financial instruments not measured

at fair value
The table

below reflects

the estimated

fair values

of financial

instruments not

measured at

fair value.

Valuation
principles applied

when determining fair

value estimates for

financial instruments not

measured at

fair value

are
consistent with those described in “Note 21

Fair value measurement” in the “Consolidated financial statements”
section of the UBS AG Annual Report 2024.
Financial instruments not measured at fair value
30.9.25 30.6.25 31.12.24
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks

218.7

218.7

236.2

236.2

223.3

223.3
Amounts due from banks

18.7

18.7

20.7

20.7

18.1

18.1
Receivables from securities financing transactions measured at amortized cost

95.3

95.3

110.2

110.2

118.3

118.3
Cash collateral receivables on derivative instruments

43.5

43.5

45.5

45.5

44.0

44.0
Loans and advances to customers

653.3

647.3

653.2

649.3

587.3

582.4
Other financial assets measured at amortized cost

72.9

71.9

72.5

71.3

59.3

57.5
Liabilities
Amounts due to banks

28.2

28.2

31.9

31.9

23.3

23.4
Payables from securities financing transactions measured at amortized cost

18.7

18.7

16.3

16.3

14.8

14.8
Cash collateral payables on derivative instruments

34.5

34.5

33.5

33.5

36.4

36.4
Customer deposits

786.3

786.9

804.7

805.5

749.5

750.0
Funding from UBS Group AG measured at amortized cost

117.2

122.0

113.0

117.2

107.9

112.5
Debt issued measured at amortized cost

99.1

99.6

107.5

107.9

101.1

102.7
Other financial liabilities measured at amortized cost
1

14.0

14.0

14.9

14.9

17.9

17.9
1 Excludes lease liabilities.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

56
Note 11

Derivative instruments
a) Derivative instruments
As of 30.9.25, USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional values
related to derivative
financial assets and
liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate

36.5

31.4

3,311

19,689
Credit derivatives

3.9

4.3

158
Foreign exchange

48.2

51.1

8,413

428
Equity / index

56.8

68.8

2,004

107
Commodities

8.1

6.6

230

21
Other
3

1.3

1.4

182
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

154.7

163.5

14,299

20,246
Further netting potential not recognized on the balance

sheet
5

(137.1)

(145.9)
of which: netting of recognized financial liabilities / assets

(115.1)

(115.1)
of which: netting with collateral received / pledged

(22.0)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

17.6

17.6
As of 30.6.25, USD bn
Derivative financial instruments
Interest rate

38.6

33.6

3,687

18,031
Credit derivatives

3.2

3.4

132
Foreign exchange

78.6

88.9

8,221

372
Equity / index

45.4

53.8

1,579

98
Commodities

4.3

3.5

174

19
Other
3

0.6

0.7

168
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

170.6

183.9

13,961

18,519
Further netting potential not recognized on the balance

sheet
5

(153.5)

(162.0)
of which: netting of recognized financial liabilities / assets

(130.5)

(130.5)
of which: netting with collateral received / pledged

(23.0)

(31.5)
Total derivative financial instruments, after consideration of further netting potential

17.1

21.9
As of 31.12.24, USD bn
Derivative financial instruments
Interest rate

42.1

36.6

3,650

16,844
Credit derivatives

3.1

3.7

144
Foreign exchange

101.1

94.6

7,216

269
Equity / index

36.9

42.7

1,365

93
Commodities

2.6

2.2

155

17
Other
3

0.6

0.8

87
Total derivative financial instruments, based on netting under IFRS Accounting Standards
4

186.4

180.7

12,617

17,223
Further netting potential not recognized on the balance

sheet
5

(162.6)

(166.4)
of which: netting of recognized financial liabilities / assets

(135.6)

(135.6)
of which: netting with collateral received / pledged

(27.1)

(30.8)
Total derivative financial instruments, after consideration of further netting potential

23.8

14.3
1 In cases where derivative

financial instruments are presented

on a net basis

on the balance sheet,

the respective notional

values of the netted

derivative financial instruments

are still presented on

a gross basis.
Notional amounts of client-cleared ETD and OTC transactions

through central clearing counterparties are not disclosed, as they have a significantly different risk profile.

2 Other notional values relate to derivatives
that are cleared through either a central counterparty

or an exchange and settled on a daily basis.

The fair value of these derivatives is

presented on the balance sheet within Cash collateral receivables on derivative
instruments and Cash collateral payables on derivative instruments.

3 Includes Loan commitments measured at FVTPL, as well as unsettled purchases and sales of non-derivative financial instruments for which the
changes in the

fair value

between trade date

and settlement date

are recognized as

derivative financial

instruments.

4 Financial assets

and liabilities

are presented net

on the balance

sheet if UBS

AG has the
unconditional and legally enforceable right to offset the

recognized amounts, both in the normal course

of business and in the event of default,

bankruptcy or insolvency of UBS AG or its

counterparties, and intends
either to settle on a net basis or

to realize the asset and settle the

liability simultaneously. Refer to

“Note 22 Offsetting financial assets and

financial liabilities” in the “Consolidated financial

statements” section of
the UBS AG Annual Report 2024

for more information.

5 Reflects the netting potential in

accordance with enforceable master netting

and similar arrangements where not

all criteria for a net presentation

on the
balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

b) Cash collateral on derivative instruments
USD bn
Receivables
30.9.25
Payables
30.9.25
Receivables
30.6.25
Payables
30.6.25
Receivables
31.12.24
Payables
31.12.24
Cash collateral on derivative instruments, based on netting under IFRS Accounting
Standards
1

43.5

34.5

45.5

33.5

44.0

36.4
Further netting potential not recognized on the balance

sheet
2

(26.7)

(15.6)

(29.2)

(17.5)

(28.3)

(22.6)
of which: netting of recognized financial liabilities / assets

(24.9)

(13.9)

(27.3)

(15.5)

(25.9)

(20.2)
of which: netting with collateral received / pledged

(1.7)

(1.7)

(2.0)

(2.0)

(2.4)

(2.4)
Cash collateral on derivative instruments, after consideration of further netting potential

16.9

18.9

16.2

16.0

15.7

13.8
1 Financial assets and liabilities are presented

net on the balance sheet if UBS

AG has the unconditional and

legally enforceable right to offset the

recognized amounts, both in

the normal course of business and

in
the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2 Reflects the netting potential
in accordance with enforceable master netting

and similar arrangements where

not all criteria for a net

presentation on the balance sheet have

been met. Refer to “Note 22

Offsetting financial assets and financial
liabilities” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024 for more information.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

57
Note 12

Other assets and liabilities

a) Other financial assets measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Debt securities

53,308

52,642

41,583
Loans to financial advisors

2,712

2,682

2,723
Fee- and commission-related receivables

2,882

2,716

2,231
Finance lease receivables

6,825

6,811

5,934
Settlement and clearing accounts

374

457

430
Accrued interest income

2,171

2,195

2,196
Other
1

4,631

5,043

4,182
Total other financial assets measured at amortized cost

72,904

72,546

59,279
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

b) Other non-financial assets
USD m 30.9.25 30.6.25 31.12.24
Precious metals and other physical commodities

10,928

9,465

7,341
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1

2,298

2,132

1,946
Prepaid expenses

1,261

1,271

1,194
Current tax assets

1,390

1,347

1,504
VAT,

withholding tax and other tax receivables

1,317

974

1,129
Properties and other non-current assets held for sale 371

186

195
Assets of disposal groups held for sale
2

1,823
Other

1,940

1,708

2,149
Total other non-financial assets

19,505

17,082

17,282
1 Refer to Note 16 for more information.

2 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.
c) Other financial liabilities measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Other accrued expenses

2,589

2,607

2,732
Accrued interest expenses

4,665

5,317

5,862
Settlement and clearing accounts

1,632

1,892

1,925
Lease liabilities

3,585

3,631

3,871
Other

5,087

5,081

7,372
Total other financial liabilities measured at amortized cost

17,559

18,528

21,762
d) Other financial liabilities designated at fair value
USD m 30.9.25 30.6.25 31.12.24
Financial liabilities related to unit-linked investment contracts

20,143

19,669

17,203
Securities financing transactions

5,448

4,699

5,798
Over-the-counter debt instruments and other

4,915

5,043

5,698
Funding from UBS Group AG
1

7,139

6,119

5,342
Total other financial liabilities designated at fair value

37,645

35,529

34,041
1 Funding from UBS Group

AG consists of subordinated

debt of UBS AG

and its subsidiaries toward

UBS Group AG.

Subordinated debt consists of

unsecured debt obligations that are

contractually subordinated in
right of payment to all other present and future non-subordinated obligations of the respective issuing entity.

e) Other non-financial liabilities
USD m 30.9.25 30.6.25 31.12.24
Compensation-related liabilities

6,465

5,501

6,897
of which: net defined benefit liability

673

739

691
Current tax liabilities

751

934

1,536
Deferred tax liabilities

326

322

283
VAT,

withholding tax and other tax payables

959

914

1,067
Deferred income

720

639

614
Liabilities of disposal groups held for sale
1

1,212
Other

124

119

304
Total other non-financial liabilities

9,345

8,429

11,911
1 Refer to Note 6 for more information about the sale of Select Portfolio Servicing.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

58
Note 13

Funding from UBS Group AG measured

at amortized cost
Funding from UBS Group AG measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Debt contributing to total loss-absorbing capacity (TLAC)

92,035

87,555

87,036
Debt eligible as high-trigger loss-absorbing additional tier

1 capital instruments
1

19,964

18,656

14,585
Debt eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,245
Other
2

5,179

6,789

5,051
Total funding from UBS Group AG measured at amortized cost
3,4

117,178

113,000

107,918
1 For 30 September 2025, includes USD 13.0bn (30 June 2025: USD 10.2bn; 31 December 2024: USD 6.9bn) that is, upon the occurrence of a trigger event or a viability event, subject to conversion into ordinary UBS shares.

2 Includes debt no longer eligible as TLAC having a residual maturity of less than one year and high-trigger loss-absorbing additional tier 1 capital instruments that ceased to be eligible when UBS Group AG issued notice of redemption.

3 Consists of subordinated debt of UBS AG and its subsidiaries toward UBS Group AG. Subordinated debt

consists of unsecured debt obligations that are contractually subordinated in
right of payment to all

other present and future non-subordinated

obligations of the respective issuing

entity.

4 UBS AG has

also recognized funding from UBS

Group AG that is

designated at fair value.

Refer to
Note 12d for more information.

Note 14

Debt issued designated at fair value
Debt issued designated at fair value
USD m 30.9.25 30.6.25 31.12.24
Equity-linked 1

58,521

59,645

54,069
Rates-linked

23,878

23,607

23,641
Fixed-rate

13,822

15,027

14,250
Credit-linked

4,299

4,197

5,225
Commodity-linked

3,198

3,140

3,592
Other

2,140

2,636

1,789
Total debt issued designated at fair value
2

105,857

108,252

102,567
1 Includes investment fund unit-linked instruments issued.

2 As of 30 September 2025, 100% of Total debt issued designated at fair value was unsecured

(30 June 2025: 100%; 31 December 2024: 100%).
Note 15

Debt issued measured at amortized cost
Debt issued measured at amortized cost
USD m 30.9.25 30.6.25 31.12.24
Short-term debt
1

28,874

35,306

30,509
Senior unsecured debt

26,759

29,414

33,416
Covered bonds

12,632

11,479

8,814
Subordinated debt

409

673

689
of which: eligible as non-Basel III-compliant tier 2 capital instruments

196

207
Debt issued through the Swiss central mortgage institutions

29,920

30,158

27,251
Other long-term debt

469

476

424
Long-term debt
2

70,189

72,199

70,595
Total debt issued measured at amortized cost
3,4

99,063

107,505

101,104
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into

short-term and

long-term does

not consider

any early redemption

features.

3 Net of

bifurcated embedded

derivatives,

the fair value

of which

was not

material for

the periods
presented.

4 Except for Covered bonds (100% secured), Debt issued through the Swiss central mortgage institutions (100% secured) and Other long

-term debt (94% secured), 100% of the balance was unsecured
as of 30 September 2025.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

59
Note 16

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.
Overview of total provisions
USD m 30.9.25 30.6.25 31.12.24
Provisions other than provisions for expected credit losses

4,135

4,666

4,799
Provisions for expected credit losses
1

403

415

332
Total provisions

4,539

5,082

5,131
1 Refer to Note 9c for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.

The table below presents additional information

for provisions other than provisions for

expected credit losses.
Additional information for provisions other than provisions for expected credit losses
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2024

3,598

699

224

278

4,799
Balance as of 30 June 2025

3,446

684

240

296

4,666
Increase in provisions recognized in the income statement

376

136

7

61

581
Release of provisions recognized in the income statement

(354)
5

(43)

(1)

(16)

(414)
Provisions used in conformity with designated purpose

(462)
6

(201)

(14)

(13)

(690)
Foreign currency translation and other movements

(6)

(3)

2

(1)

(7)
Balance as of 30 September 2025

3,001

573

234

328

4,135
1 Consists of

provisions for

losses resulting

from legal,

liability and

compliance risks.

2 Includes USD

291m of

personnel-related restructuring

provisions as

of 30 September

2025 (30 June

2025: USD 363m;
31 December 2024: USD 262m), USD 233m of provisions for onerous contracts related to real estate as of 30 September 2025 (30 June 2025: USD 265m; 31 December 2024: USD 383m) and USD 49m of provisions for onerous contracts related to technology as of 30 September 2025 (30 June 2025:

USD 55m; 31 December 2024: USD 54m).

3 Mainly includes provisions for reinstatement costs with respect to leased properties.

4 Mainly includes provisions related

to employee benefits,

VAT and

operational risks.

5 Primarily includes the

release of provisions

regarding the resolution

of the legacy matter

related to UBS AG’s

cross-border
business activities in France in the

third quarter of 2025 as described in item 1

of section b) of this Note.

6 Mainly includes provisions used for the resolution reached with the US Department of Justice in the third
quarter of 2025 as described in item 4 of section b) of this Note.

Information about provisions and contingent liabilities with respect to litigation, regulatory and similar matters, as a class,

is included

in Note

16b. There

are no

material contingent

liabilities associated

with the

other classes

of
provisions.
b) Litigation, regulatory and similar matters
UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising
from disputes and

regulatory proceedings. As

a result, UBS

is involved in

various disputes and

legal proceedings,
including litigation, arbitration, and regulatory and criminal investigations. “UBS”, “we”

and “our”, for purposes
of this Note, refer to UBS AG and / or one or more

of its subsidiaries, as applicable.
Such matters are subject

to many uncertainties,

and the outcome and the

timing of resolution are

often difficult to
predict, particularly in the earlier stages of a case.

There are also situations where UBS may enter into

a settlement
agreement. This may occur in order to avoid

the expense, management distraction or reputational implications of continuing

to

contest

liability,

even

for

those

matters

for

which

UBS

believes

it

should

be

exonerated.

The
uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to

which provisions have

been established and other

contingent liabilities. UBS makes

provisions for
such matters brought

against it when,

in the

opinion of

management after seeking

legal advice, it

is more

likely
than not

that UBS

has a

present legal

or constructive obligation

as a

result of

past events,

it is

probable that

an
outflow of resources

will be required,

and the amount

can be reliably

estimated. Where these

factors are otherwise
satisfied, a

provision may

be established

for claims

that have

not yet

been asserted

against UBS,

but are

nevertheless
expected to be, based on UBS’s experience with similar

asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists
that is not

recognized even if an

outflow of resources is

probable. Accordingly, no provision is

established even if
the potential

outflow of

resources with

respect to

such matters

could be

significant. Developments relating

to a
matter that occur

after the relevant reporting

period, but prior

to the issuance

of financial statements,

which affect
management’s

assessment

of

the

provision

for

such

matter

(because,

for

example,

the

developments

provide
evidence of

conditions that

existed at

the end

of the

reporting period),

are adjusting

events after

the reporting
period under IAS 10 and must be recognized in

the financial statements for the reporting

period.
Specific litigation, regulatory and other matters are

described below, including all such matters that

management
considers

to

be

material

and

others

that

management

believes

to

be

of

significance

to

UBS

due

to

potential
financial,

reputational

and

other

effects.

The

amount

of

damages

claimed,

the

size

of

a

transaction

or

other
information is

provided where

available and

appropriate in order

to assist

users in

considering the

magnitude of
potential exposures.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

60
Note 16

Provisions and contingent liabilities

(continued)
In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we

make this statement and we expect

disclosure of the amount of a provision

to
prejudice seriously our

position with other

parties in the

matter because it

would reveal what

UBS believes to

be
the

probable

and

reliably estimable

outflow, we

do

not

disclose

that amount.

In

some

cases we

are

subject to
confidentiality obligations

that preclude

such disclosure.

With respect

to the

matters for

which we

do not

state
whether we have

established a provision,

either: (a) we

have not established

a provision; or

(b) we have

established
a provision

but expect

disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter
because it would reveal the fact that

UBS believes an outflow of resources to be probable

and reliably estimable.
With respect to certain litigation, regulatory

and similar matters for which we

have established provisions, we are
able to

estimate the expected

timing of outflows.

However, the aggregate

amount of the

expected outflows for
those matters for which we

are able to estimate expected

timing is immaterial relative to

our current and expected
levels of liquidity over the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table in

Note 16a above.

UBS provides below

an estimate of

the aggregate liability

for its

litigation,
regulatory and

similar matters

as a

class of

contingent liabilities.

Estimates of

contingent liabilities

are inherently
imprecise and

uncertain as

these estimates

require UBS

to make

speculative legal

assessments as

to claims

and
proceedings that involve

unique fact patterns

or novel legal

theories, that have

not yet been

initiated or are

at early
stages of

adjudication, or

as to

which

alleged damages

have

not been

quantified by

the claimants.

Taking into
account these uncertainties

and the other factors

described herein, UBS

estimates the future losses

that could arise
from litigation,

regulatory and

similar matters

disclosed below

for which

an estimate

is possible,

that are

not covered
by existing provisions are in the range of USD

0bn to USD 2bn.

Litigation, regulatory

and similar

matters may

also result

in non-monetary

penalties and

consequences. A

guilty plea
to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate

licenses and regulatory authorizations, and may

permit financial market
utilities to

limit, suspend

or terminate

UBS’s participation

in such

utilities. Failure

to obtain

such waivers,

or any
limitation, suspension

or termination

of licenses,

authorizations or

participations, could

have material

consequences
for UBS.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-
core and
Legacy Group Items UBS AG
Balance as of 31 December 2024

1,271

147

1

266

1,779

135

3,598
Balance as of 30 June 2025

1,415

167

0

308

1,353

202

3,446
Increase in provisions recognized in the income statement

93

0

0

8

274

1

376
Release of provisions recognized in the income statement

(287)
2

(37)
2

0

(3)

(27)

0

(354)
Provisions used in conformity with designated purpose

(17)

0

0

(15)

(421)
3

(10)

(462)
Foreign currency translation and other movements

(4)

(1)

0

(1)

(1)

0

(6)
Balance as of 30 September 2025

1,201

129

0

298

1,179

194

3,001
1 Provisions, if any, for the matters

described in items 2 and 9 of this Note are recorded in Global Wealth

Management. Provisions, if any, for

the matters described in items 4, 5, 6, 7 and 8 of this Note are recorded
in Non-core and Legacy. Provisions,

if any, for the matters

described in item 1 of this Note are allocated

between Global Wealth Management, Personal

& Corporate Banking and Non-core and Legacy.

Provisions, if
any, for the matters described in item 3 of this Note are allocated between the Investment Bank, Non-core and Legacy and Group Items. Provisions, if any, for the matters described in item 10 of this Note are allocated
between the Investment Bank and Non-core and Legacy.

2 Primarily includes the release of provisions regarding

the resolution of the legacy matter related

to UBS AG’s cross-border business

activities in France in
the third quarter of 2025 as described in item 1 of this Note.

3 Mainly includes provisions used for the resolution reached with the US Department of Justice in the third quarter of 2025 as described in item 4 of this
Note.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

61
Note 16

Provisions and contingent liabilities

(continued)
1. Inquiries regarding cross-border wealth management

businesses

Tax

and regulatory

authorities in

a number

of countries

have made

inquiries, served

requests for

information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial

institutions. Credit Suisse

offices in various

locations, including

the UK,
the Netherlands, France and

Belgium, have been contacted

by regulatory and law enforcement

authorities seeking
records and information

concerning investigations

into Credit

Suisse’s historical

private banking

services on a

cross-
border basis and

in part through

its local branches

and banks.

The UK and

French aspects of

these issues have

been
closed. UBS is continuing to cooperate with

the authorities.
Since 2013, UBS

(France) S.A., UBS AG

and certain former employees

have been under investigation in

France in
relation to UBS’s cross-border business with French

clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“
caution
”) of EUR 1.1bn.
In 2019,

the court of

first instance

returned a verdict

finding UBS AG

guilty of

unlawful solicitation of

clients on
French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS

(France) S.A. guilty of aiding

and
abetting unlawful

solicitation and

of laundering

the proceeds

of tax

fraud. The

court imposed

fines aggregating
EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial
in the

Paris Court

of Appeal

took place

in March

2021. In

December 2021,

the Court

of Appeal

found UBS AG
guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of
EUR 3.75m,

the

confiscation

of

EUR 1bn,

and

awarded

civil

damages

to

the

French

state

of

EUR 800m.

UBS
appealed the decision to the

French Supreme Court. In November

2023, the Supreme Court upheld

the Court of
Appeal’s

decision

regarding

unlawful

solicitation

and

aggravated

laundering

of

the

proceeds

of

tax

fraud,

but
overturned the confiscation of

EUR 1bn, the penalty

of EUR 3.75m and

the EUR 800m of

civil damages awarded
to

the

French

state.

The

case

was

remanded

to

the

Court

of

Appeal

for

a

retrial

regarding

these

overturned
elements. In September 2025, UBS AG resolved the case and agreed to pay a fine of EUR 730m and EUR 105m in civil damages to the French State.
In May

2014, Credit

Suisse AG

entered into

settlement agreements

with the

SEC, the

Federal Reserve,

and the
New York Department of

Financial Services and agreed

with the US Department

of Justice (the DOJ)

to plead guilty
to conspiring

to aid

and

assist US

taxpayers in

filing false

tax returns

(the 2014

Plea

Agreement). Credit

Suisse
continued to report

to and cooperate

with US authorities

in accordance with its

obligations under the

2014 Plea
Agreement, including by

conducting a review

of cross-border services

provided by Credit

Suisse. In this connection,
Credit Suisse provided

information to US

authorities regarding potentially undeclared US

assets held by

clients at
Credit Suisse

since the

2014 Plea

Agreement. In

May 2025,

Credit Suisse

Services AG

entered into

a plea

agreement
(the 2025 Plea Agreement) with

the DOJ under

which it agreed to

plead guilty to one

count of conspiracy to

aid
and assist in the preparation of false income tax returns relating to legacy Credit Suisse accounts booked in Credit
Suisse’s Swiss

booking center,

thereby settling

the investigation

into Credit

Suisse’s implementation of

the 2014
Plea Agreement.

In addition,

Credit Suisse

Services AG

entered into

a non-prosecution

agreement with

the DOJ
(the 2025 NPA) relating to

legacy Credit Suisse accounts booked in

Credit Suisse’s Singapore booking center. The
2025

Plea

Agreement

and

the

2025

NPA

provide

for

penalties,

restitution

and

forfeiture

of

USD 511m

in

the
aggregate. The 2025

Plea Agreement

and the 2025

NPA include ongoing

obligations of

UBS to furnish

information
and cooperate with DOJ’s

investigations of legacy Credit

Suisse accounts held by US

persons in its Switzerland and
Singapore booking centers and related accounts

in other booking centers.

Our balance

sheet at

30 September 2025

reflected provisions

in an

amount that

UBS believes

to be

appropriate
under the

applicable accounting

standard. As

in the

case of

other matters

for which

we have

established provisions,
the future outflow of resources in respect of such matters

cannot be determined with certainty based on currently
available information

and accordingly

may ultimately

prove to

be substantially

greater (or

may be

less) than

the
provision that we have recognized.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

62
Note 16

Provisions and contingent liabilities

(continued)
2. Madoff
In relation to

the Bernard

L. Madoff Investment

Securities LLC

(BMIS) investment

fraud, UBS AG,

UBS (Luxembourg)
S.A. (now UBS

Europe SE, Luxembourg

branch) and certain

other UBS subsidiaries have

been subject to

inquiries
by a

number of

regulators, including

the Swiss

Financial Market

Supervisory Authority

(FINMA) and

the Luxembourg
Commission

de

Surveillance

du

Secteur

Financier.

Those

inquiries

concerned

two

third-party

funds

established
under Luxembourg

law,

substantially all

assets of

which were

with BMIS,

as well

as certain

funds established

in
offshore

jurisdictions

with

either

direct

or

indirect

exposure

to

BMIS.

These

funds

faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles,

including custodian,

administrator,

manager,

distributor and

promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010, the liquidators

of the two Luxembourg funds

filed claims against UBS entities,

non-UBS entities
and

certain

individuals,

including

current

and

former

UBS

employees,

seeking

amounts

totaling

approximately
EUR 2.1bn, which includes

amounts that the

funds may be

held liable to

pay the trustee

for the liquidation

of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims

against UBS entities (and non-UBS entities) for purported
losses relating to the Madoff

fraud. The majority of these

cases have been decided in

favor of UBS or dismissed

for
want of prosecution.
In the

US, the

BMIS Trustee

filed claims

against UBS

entities, among

others, in

relation to

the two

Luxembourg
funds and one of

the offshore funds. The

total amount claimed against

all defendants in

these actions was

not less
than USD 2bn. In

2014, the US

Supreme Court rejected

the BMIS Trustee’s

motion for leave

to appeal decisions,
dismissing all

claims against

UBS defendants

except those

for the

recovery of

approximately USD 125m

of payments
alleged to be

fraudulent conveyances

and preference

payments. Similar

claims have

been filed against

Credit Suisse
entities seeking to recover

redemption payments. In

2016, the bankruptcy

court dismissed these

claims against the
UBS entities

and most

of the

Credit Suisse entities.

In 2019, the

Court of Appeals

reversed the dismissal

of the

BMIS
Trustee’s remaining claims. The cases were

remanded to the Bankruptcy Court for further

proceedings.
3. Foreign exchange, LIBOR and benchmark rates,

and other trading practices
Foreign-exchange-related regulatory matters:

Beginning in 2013, numerous authorities commenced investigations concerning possible

manipulation of

foreign

exchange markets

and

precious

metals prices.

As

a

result

of these
investigations, UBS entered into resolutions with Swiss, US and

UK regulators and the European Commission. UBS
was granted conditional immunity

by the Antitrust Division

of the DOJ

and by authorities

in other jurisdictions

in
connection with potential competition law violations relating to foreign exchange and precious metals businesses.
In December

2021, the

European Commission

issued a

decision imposing

a fine

of EUR 83.3m

on Credit

Suisse
entities based on findings of anticompetitive practices in the foreign exchange market. UBS received leniency and
accordingly no fine was assessed.

Credit Suisse appealed the decision

to the European General Court and,

in July
2025, the court issued a judgment reducing the fine

to EUR 28.9m.

The judgment is now final.
Foreign-exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in

other jurisdictions

against UBS,

Credit

Suisse and

other banks

on

behalf of

persons who

engaged in

foreign
currency transactions with any of the defendant banks.

UBS and Credit Suisse have resolved US federal court class
actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign
exchange futures

contracts and

options on

such futures.

Certain class

members have

excluded themselves

from
that settlement

and filed

individual actions in

US and

English courts against

UBS, Credit

Suisse and

other banks,
alleging violations of US and European competition laws and unjust enrichment. UBS, Credit Suisse and the other banks

have

resolved

those individual

matters.

In

addition,

Credit

Suisse

and

UBS,

together

with

other

financial
institutions, were named in

a consolidated putative

class action in

Israel, which made

allegations similar to those
made in

the actions

pursued in

other jurisdictions.

Credit Suisse

and UBS

entered into

agreements to

settle all

claims
in this action in April 2022 and February 2024, respectively. Credit Suisse’s settlement received court approval and
became final in May 2025. UBS’s settlement

remains subject to court approval.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

63
Note 16

Provisions and contingent liabilities

(continued)
LIBOR and other benchmark-related regulatory

matters:

Numerous government agencies conducted investigations
regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain

times.

UBS

and

Credit

Suisse

reached

settlements

or

otherwise

concluded

investigations

relating

to
benchmark interest

rates with

the investigating

authorities. UBS

was granted

conditional leniency

or conditional
immunity

from

authorities

in

certain

jurisdictions,

including

the

Antitrust

Division

of

the

DOJ

and

the

Swiss
Competition Commission (WEKO), in

connection with potential

antitrust or competition

law violations related

to
certain rates.

However, UBS

has not

reached a

final settlement

with WEKO,

as the

Secretariat of

WEKO has

asserted
that UBS does not qualify for full immunity.
LIBOR and

other benchmark-related

civil litigation:
A number

of putative

class actions

and other

actions are

pending
in the federal

courts in New

York against UBS

and numerous other banks

on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also

pending in the US

and in other jurisdictions are

a number
of other

actions asserting losses

related to

various products whose

interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt securities,

bonds pledged

as collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through various

means, of

certain benchmark

interest rates,

including USD LIBOR,

Yen LIBOR,

EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory

and other damages under various legal

theories.
USD LIBOR class and individual actions in the

US:
Beginning in 2013, putative class actions

were filed in US federal
district courts

(and subsequently

consolidated in

the US

District Court

for the Southern

District of New

York (SDNY))
by plaintiffs who

engaged in over-the-counter

instruments, exchange-traded

Eurodollar futures and

options, bonds
or

loans

that

referenced

USD LIBOR.

The

complaints

allege

violations

of

antitrust

law

and

the

Commodities
Exchange Act, as well as breach of contract

and unjust enrichment. Following various

rulings by the SDNY and the
US

Court

of

Appeals

for

the

Second

Circuit

dismissing

certain

of

the

causes

of

action

and

allowing

others

to
proceed, one class action with respect to transactions in over-the-counter instruments and several actions brought
by individual

plaintiffs proceeded in

the district

court. In

September 2025, the

district court

granted defendants’
motion for

summary judgment

as to all

remaining actions.

UBS and Credit

Suisse previously

entered into

settlement
agreements

in

respect

of

the

class

actions

relating

to

exchange-traded

instruments,

bonds

and

loans.

These
settlements have received final court approval,

and the actions have been dismissed as

to UBS and Credit Suisse.
Other benchmark

class actions

in the

US:
The Yen

LIBOR/Euroyen TIBOR,

EURIBOR and

GBP LIBOR

actions have
been dismissed.

Plaintiffs have

appealed the

dismissals. In

August 2025,

the Second

Circuit affirmed

in part

and
reversed in

part the

district court’s dismissal

of the

complaint in

the EURIBOR action,

returning the

action to the
district court.

In

September 2025,

the Second

Circuit affirmed

the dismissal

of the

complaint in

the GBP

LIBOR
action.
In January 2023, defendants

moved to dismiss the

complaint in the CHF

LIBOR action. In 2023,

the court approved
a settlement

by Credit

Suisse of

the claims

against it

in this

matter. In

September 2025,

the court

dismissed the
complaint against the remaining defendants,

including UBS.
Government bonds:

In 2021,

the European

Commission issued

a decision

finding that

UBS and

six other

banks
breached European

Union antitrust

rules between

2007 and

2011 relating

to European

government bonds. The
European Commission

fined UBS

EUR 172m, which

amount was

confirmed on

appeal in

March 2025.

UBS has
appealed to the European Court of Justice.
Credit default

swap auction

litigation –

In June

2021, Credit

Suisse, along

with other

banks and

entities, was

named
in a

putative class action

filed in federal

court in New

Mexico alleging manipulation of

credit default swap

(CDS)
final auction prices.

Defendants filed a

motion to enforce

a previous CDS

class action settlement

in the

SDNY. In
January 2024,

the SDNY

ruled that,

to the

extent claims

in the

New

Mexico action

arise from

conduct prior

to
30 June

2014,

those claims

are

barred

by

the SDNY

settlement.

The

plaintiffs

appealed

and, in

May

2025, the
Second Circuit affirmed the SDNY decision.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements

and orders

referred to
above,

UBS’s balance

sheet at

30

September

2025

reflected a

provision

in

an

amount

that

UBS

believes to

be
appropriate under

the applicable

accounting standard.

As in

the case

of other

matters for

which we

have established
provisions, the future outflow

of resources in respect

of such matters

cannot be determined with

certainty based
on currently available information and

accordingly may ultimately prove to be

substantially greater (or may be less)
than the provision that we have recognized.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

64
Note 16

Provisions and contingent liabilities

(continued)
4. Mortgage-related matters
Government and

regulatory

related matters:

DOJ RMBS

settlement

– In January

2017, Credit Suisse

Securities (USA)
LLC (CSS

LLC) and

its current

and former

US subsidiaries

and US

affiliates reached

a settlement

with the

DOJ related
to its

legacy

Residential Mortgage-Backed

Securities (RMBS)

business, a

business conducted

through

2007. The
settlement resolved

potential civil claims

by the

DOJ related

to certain of

those Credit

Suisse entities’ packaging,
marketing,

structuring,

arrangement,

underwriting,

issuance

and

sale

of

RMBS.

Pursuant

to

the

terms

of

the
settlement a civil monetary penalty was

paid to the DOJ in

January 2017. The settlement also required

the Credit
Suisse entities

to provide

certain levels

of consumer

relief measures,

including affordable

housing payments and
loan forgiveness, and the DOJ

and Credit Suisse agreed to the appointment

of an independent monitor to

oversee
the completion of

the consumer relief

requirements of the

settlement. In August

2025, CSS LLC

entered into an
agreement with the DOJ to resolve all of Credit Suisse’s outstanding Consumer Relief Obligations under the 2017 settlement by paying USD 300m.
Civil litigation:

Repurchase litigations

–

Credit Suisse

affiliates are

defendants in

various civil

litigation matters

related
to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include

repurchase

actions

by

RMBS

trusts

and/or

trustees,

in

which

plaintiffs

generally

allege

breached
representations and

warranties

in

respect of

mortgage loans

and

failure

to

repurchase such

mortgage loans

as
required

under

the

applicable

agreements. The

amounts disclosed

below

do

not

reflect

actual

realized

plaintiff
losses to

date. Unless

otherwise stated,

these amounts

reflect

the original

unpaid principal

balance amounts

as
alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant

in New York State court in five actions:

An action brought by Asset
Backed

Securities

Corporation

Home

Equity

Loan

Trust,

Series

2006-HE7

alleges

damages

of

not

less

than
USD 374m.

In

December 2023,

the

court granted

in

part

DLJ’s

motion

to

dismiss, dismissing

with

prejudice all
notice-based

claims;

the

parties

have

appealed.

An

action

by

Home

Equity

Asset

Trust,

Series

2006-8,

alleges
damages of not

less than

USD 436m. An action

by Home

Equity Asset Trust

2007-1 alleges damages

of not

less
than USD 420m. In August 2025, the parties agreed to a settlement to resolve this litigation for USD 66.39m. The
settlement is subject to court approval. An action by

Home Equity Asset Trust 2007-2 alleges damages of not less
than USD 495m. An action by CSMC Asset-Backed

Trust 2007-NC1 does not allege a damages

amount.
5. ATA litigation
Since November 2014, a

series of lawsuits have

been filed against a

number of banks, including

Credit Suisse, in
the US District Court

for the Eastern District of

New York

(EDNY) and the SDNY

alleging claims under the

United
States Anti-Terrorism

Act (ATA)

and the Justice

Against Sponsors of Terrorism

Act. The plaintiffs

in each of

these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy

and/or aiding and
abetting based on allegations that various

international financial institutions, including the defendants, agreed to alter,

falsify or omit

information from payment

messages that involved

Iranian parties for

the express

purpose of
concealing the

Iranian parties’ financial

activities and transactions

from detection

by US

authorities. The lawsuits
allege that

this conduct

has made

it possible

for Iran

to transfer

funds to

Hezbollah and

other terrorist

organizations
actively engaged

in harming

US military

personnel and

civilians. In

January 2023,

the Second

Circuit

affirmed

a
September 2019

ruling by

the EDNY

granting defendants’

motion to

dismiss the

first filed

lawsuit. In

October 2023,
the US Supreme Court denied plaintiffs’ petition

for a writ of certiorari, and in September 2025

the EDNY denied
plaintiffs’

motion

to

vacate

the

judgment.

Of

the

other

seven

cases,

four

are

stayed,

including

one

that

was
dismissed

as

to

Credit

Suisse

and

most

of

the

bank

defendants

prior

to

entry

of

the

stay,

and

in

three

cases
defendants moved to dismiss plaintiffs’ amended complaints.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

65
Note 16

Provisions and contingent liabilities

(continued)
6. Customer account matters
Several

clients

have

claimed

that

a

former

relationship

manager

in

Switzerland

had

exceeded

his

investment
authority

in

the

management of

their

portfolios, resulting

in

excessive concentrations

of

certain

exposures

and
investment losses. Credit

Suisse AG has

investigated the claims,

as well as

transactions among the

clients. Credit
Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the

prosecutor initiated

a criminal investigation.

Several clients of

the former relationship

manager also
filed criminal complaints with the

Geneva Prosecutor’s Office. In

February 2018, the former relationship manager
was sentenced to five years

in prison by the Geneva criminal

court for fraud, forgery

and criminal mismanagement
and ordered

to pay

damages of

approximately USD 130m. On

appeal, the Criminal

Court of

Appeals of

Geneva
and, subsequently, the Swiss Federal Supreme Court upheld the main findings of the

Geneva criminal court.
Civil lawsuits have

been initiated against Credit

Suisse AG and

/ or certain

affiliates in various jurisdictions,

based
on the findings established in the criminal

proceedings against the former relationship

manager.
In Singapore, in a

now-concluded civil lawsuit,

Credit Suisse Trust

Limited was ordered

to pay USD 461m,

including
interest and costs.
In Bermuda, in the civil

lawsuit brought against Credit Suisse Life

(Bermuda) Ltd., the Supreme Court of Bermuda
issued a judgment awarding damages of USD 607.35m to the plaintiff. Credit Suisse Life (Bermuda)

Ltd. appealed
the

decision.

In

June

2023,

the

Bermuda

Court

of

Appeal

confirmed

the

award

and

the

Supreme

Court

of
Bermuda’s

finding

that

Credit

Suisse

Life

(Bermuda)

Ltd.

breached

its

contractual

and

fiduciary

duties,

but
overturned the finding that Credit Suisse Life (Bermuda) Ltd. made fraudulent misrepresentations. In March 2024,
Credit Suisse Life (Bermuda) Ltd. was granted leave to appeal the judgment to the Judicial Committee of the Privy
Council and a hearing on

the appeal was held in

June 2025. The Bermuda Court of Appeal

also ordered that the
current

stay

continue

pending

determination

of

the

appeal

on

the

condition

that

the

damages

awarded,

plus
interest calculated at the Bermuda statutory

rate of 3.5%, remain in the escrow

account.
In Switzerland, certain civil lawsuits have been commenced against Credit Suisse AG in the

Court of First Instance
of Geneva since March 2023.
7. Mozambique matter
Credit

Suisse

was

subject to

investigations by

regulatory

and

enforcement

authorities, as

well as

civil

litigation,
regarding certain Credit

Suisse entities’

arrangement of

loan financing

to Mozambique

state enterprises,

Proindicus
S.A. and Empresa Moçambicana de Atum

S.A. (EMATUM), a

distribution to private investors of loan

participation
notes (LPN) related

to the EMATUM

financing in September

2013, and certain

Credit Suisse

entities’ subsequent
role in arranging the exchange

of those LPNs for

Eurobonds issued by the Republic

of Mozambique. In 2019,

three
former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with

two Mozambique state enterprises.
In

October 2021,

Credit

Suisse reached

settlements with

the DOJ,

the US

Securities and

Exchange Commission
(SEC), the

UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings
that Credit

Suisse failed

to appropriately

organize and

conduct its

business with

due skill

and care,

and manage
risks. Credit

Suisse Group

AG entered

into a

three-year Deferred

Prosecution Agreement

(DPA) with

the DOJ

in
connection with the criminal information

charging Credit Suisse Group AG

with conspiracy to commit wire

fraud
and Credit

Suisse Securities

(Europe) Limited

(CSSEL) entered

into a

Plea Agreement

and pleaded

guilty to

one count
of conspiracy to

violate the US

federal wire fraud

statute. Under the

terms of the

DPA, UBS Group

AG (as successor
to Credit Suisse Group

AG) continued compliance enhancement and remediation efforts agreed by Credit Suisse,
and undertake additional measures as

outlined in the DPA.

In January 2025, as

permitted under the terms of

the
DPA, the DOJ elected to extend the term of

the DPA until January 2026.

UBS AG third quarter 2025 report |
Consolidated financial statements | Notes

to the UBS AG interim consolidated financial

statements (unaudited)

66
Note 16

Provisions and contingent liabilities

(continued)
8. ETN-related litigation
XIV litigation:

Since March 2018, three class action complaints

were filed in the SDNY on behalf

of a putative class
of purchasers

of VelocityShares

Daily Inverse

VIX Short-Term

Exchange Traded

Notes linked

to the

S&P 500

VIX
Short-Term

Futures

Index

(XIV

ETNs).

The

complaints have

been

consolidated and

asserts

claims

against

Credit
Suisse

for

violations

of

various

anti-fraud

and

anti-manipulation provisions

of

US

securities

laws

arising

from

a
decline in the value of XIV ETNs in February 2018. On appeal from an order of the SDNY dismissing all claims, the
Second Circuit

issued an

order that

reinstated a

portion of

the claims.

In decisions

in March

2023 and

February
2025,

the

court

granted

class

certification

for

two

of

the

three

classes

proposed

by

plaintiffs

and

denied class
certification of the third proposed class.
9. Bulgarian former clients matter
In December 2020, the Swiss Office

of the Attorney General brought charges against Credit

Suisse AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are

alleged to

have laundered

funds through

Credit

Suisse AG

accounts. In

June 2022,

following a

trial, Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework

and ordered to pay a

fine of CHF 2m. In

addition, the court seized

certain client
assets in the amount of approximately

CHF 12m and ordered Credit Suisse AG to pay

a compensatory claim in the
amount of approximately CHF 19m.

Credit Suisse AG appealed

the decision to the

Swiss Federal Court of

Appeals.
Following the

merger of

UBS AG

and Credit

Suisse AG,

UBS AG

confirmed the

appeal. In

November 2024,

the
court issued a judgment that

acquitted UBS AG and annulled

the fine and compensatory

claim ordered by the first
instance court.

In February

2025, the

court affirmed

the acquittal

of UBS

AG, and

the Office

of the

Attorney

General
has appealed

the judgment

to the

Swiss Federal

Supreme Court.

UBS has

also appealed,

limited to

the issue

whether
a successor

entity by

merger can

be criminally

liable for

acts of

the predecessor

entity. In July

2025, the

Swiss Federal
Supreme Court

granted the

appeal filed

by the

Office of

the Attorney

General and

ruled that

the Swiss

Federal
Court of

Appeals released

its judgment

without proper

reasoning. The

case was

remanded to

the Swiss

Federal
Court of Appeals to deliver a full and reasoned judgment.
10. Archegos
Credit

Suisse

and

UBS

have

received

requests

for

documents

and

information

in

connection

with

inquiries,
investigations

and/or

actions

relating

to

their

relationships

with

Archegos

Capital

Management

(Archegos),
including from FINMA

(assisted by a

third party

appointed by FINMA),

the DOJ, the

SEC, the US

Federal Reserve,
the

US

Commodity

Futures

Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential
Regulation Authority (PRA),

the FCA,

the WEKO,

the Hong

Kong Competition Commission

and other

regulatory
and governmental agencies. UBS is cooperating with the authorities in these matters. In July 2023, CSI and CSSEL entered into a settlement agreement

with the PRA providing for

the resolution of the PRA’s

investigation. Also in
July 2023, FINMA

issued a decree

ordering remedial measures

and the Federal

Reserve Board issued

an Order

to
Cease and Desist. Under the terms of the order,

Credit Suisse paid a civil money penalty and agreed to undertake certain remedial

measures relating

to counterparty

credit risk

management, liquidity

risk management

and non-
financial risk management, as well as enhancements to board oversight and governance. UBS Group, as the legal
successor to Credit Suisse Group AG,

is a party to the FINMA

decree and Federal Reserve Board

Cease and Desist
Order.

Civil

actions

relating

to

Credit

Suisse’s

relationship with

Archegos

have

been

filed

against

Credit

Suisse

and/or
certain officers and directors, including

claims for breaches of fiduciary

duties. In one such case, the parties

agreed
in July 2025 to

a settlement of USD 115m. Because

the action was brought by shareholders

on behalf of and

for
the benefit of

Credit Suisse, after deducting

any Court-awarded attorneys’ fees and

expenses and any applicable
taxes, the

cash recovery

for the

settlement will

go to

UBS, as

successor to

Credit Suisse,

and will

result in

a net
recovery for UBS.

UBS AG third quarter 2025 report |
Comparison between UBS AG consolidated and UBS Group

AG consolidated

67
Comparison between UBS AG
consolidated and UBS Group AG
consolidated
The table below provides

a comparison of selected

financial and capital information of

UBS AG consolidated and
of UBS Group AG consolidated.

UBS AG and

UBS Group AG both

prepare consolidated

financial statements

in accordance

with IFRS

Accounting
Standards. UBS Group AG has applied acquisition accounting as defined by IFRS 3, Business Combinations , to the acquisition of the Credit Suisse Group in 2023. The merger of UBS AG and Credit Suisse AG on 31 May 2024 has been

accounted

for

as

a

business

combination

under

common

control,

as

defined

in

IFRS 3,

using

the

historic
carrying values

of the

assets and

liabilities of

Credit Suisse AG

as at

the date

of the

transaction (31 May

2024),
determined

under

IFRS

Accounting

Standards.

Therefore,

differences

exist

between

the

accounting

treatments
applied

at

the

UBS Group AG

and

UBS AG

consolidated

levels.

There

are

also

certain

scope

and

presentation
differences, as noted below.
›
Refer to “Note 2 Accounting for the merger of UBS AG and Credit Suisse AG” in the “Consolidated financial statements” section of the UBS AG Annual Report 2024, available under “Annual reporting” at ubs.com/investors , for more information about the accounting for the merger of UBS AG and Credit Suisse AG
Assets,

liabilities,

revenues,

operating

expenses

and

tax

expenses

/

(benefits)

relating

to

UBS

Group AG and

its
directly held

subsidiaries,

including UBS

Business Solutions

AG, are

reflected in

the consolidated

financial statements
of UBS Group AG but

not in those of

UBS AG. UBS AG’s

assets, liabilities, revenues

and operating expenses

related
to transactions

with UBS

Group AG and its

directly held

subsidiaries, including

UBS Business

Solutions AG and

other
shared services subsidiaries,

are not subject to

elimination in the

UBS AG consolidated financial

statements, but are
eliminated in the UBS Group AG consolidated financial

statements.
In the

third quarter of

2025, UBS AG consolidated

recognized a net

profit of USD

1,294m, while UBS Group AG
consolidated

recognized

a

net

profit

of

USD 2,487m.

The

USD 1,193m

difference

was

mainly

due

to

certain
purchase price

allocation (PPA)

effects recognized

at the

UBS Group AG

level upon

the acquisition

of the

Credit
Suisse Group.

These resulted

in net

accretion income

at the

UBS Group AG

level, net

of tax

effects, whereas

UBS AG
has not

applied acquisition accounting

and does not

have the

PPA effects

or the

corresponding net income.

The
PPA

effects

also

resulted

in

net

releases

for

litigation,

regulatory

and

similar

matters

for

UBS Group AG

(while
UBS AG incurred net

expenses). Other differences

in net profit

mainly arise as

UBS Business Solutions

AG and other
shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope a markup on costs incurred for services provided.

As of 30 September 2025,

the total assets of UBS AG

consolidated were USD 1.6bn

higher than the total assets

of
UBS Group AG consolidated.

The

difference

mainly

reflected PPA

effects

recognized at

the

UBS Group AG level
upon the acquisition

of the Credit

Suisse Group, partly

offset by consolidation

scope differences.

The total liabilities
of

UBS AG

consolidated

were

USD 3.8bn

lower

than

the

total

liabilities

of

UBS Group AG,

mainly

due

to
consolidation scope differences and PPA effects.
The equity

of UBS AG

consolidated was

USD 5.4bn higher

than the

equity of

UBS Group AG

consolidated as

of
30 September

2025.

This

difference

was

mainly

due

to

consolidation

scope

differences

of

USD 2.8bn

and

PPA
effects of USD 2.4bn recognized at

the UBS Group AG level upon

the acquisition of the

Credit Suisse Group that
did not impact UBS AG

consolidated, primarily related

to loans and loan

commitments measured at

amortized cost
and contingent liabilities recognized under IFRS 3 for litigation, partly offset by PPA effects on real estate and debt
issued.

The

going

concern

capital

of

UBS AG

consolidated

was

USD 3.5bn

lower

than

the

going

concern

capital

of
UBS Group

AG

consolidated

as

of

30 September

2025,

reflecting

the

common

equity

tier 1

(CET1)

capital

of
UBS AG

being

lower

by

USD 3.2bn

and

going

concern

loss-absorbing

additional

tier 1

(AT1)

capital

being
USD 0.3bn lower.

UBS AG third quarter 2025 report |
Comparison between UBS AG consolidated and UBS Group

AG consolidated

68
The

USD 3.2bn

lower

CET1

capital

of

UBS AG

consolidated

was

primarily

due

to

a

USD 12.2bn

difference

in
dividend accruals between UBS AG and UBS Group AG, partly offset by UBS Group AG consolidated equity being
USD 5.4bn

lower,

compensation-related regulatory

capital

accruals

at

the

UBS Group

AG

level

of

USD 2.3bn, a
capital reserve for expected future share repurchases of

USD 0.9bn and a USD 0.4bn effect from

eligible deferred
tax assets on temporary differences.
The quarterly average liquidity coverage

ratio (the LCR) of

UBS AG consolidated was 3.2 percentage points lower
than the quarterly average

LCR of UBS Group AG

consolidated. The difference

mainly reflected the

higher net cash
outflows

of

UBS AG

consolidated

from

intercompany

deposits

and

loans

that

are

not

within

the

Group
consolidation scope but are within the UBS AG

consolidation scope.
The net stable funding ratio

(the NSFR) of UBS AG consolidated

was 1.1 percentage points lower

than the NSFR of
UBS Group

AG

consolidated.

The

difference

primarily

reflected

lower

UBS AG

consolidated

eligible

regulatory
capital as compared to UBS Group AG consolidated.
Comparison between UBS AG consolidated and UBS Group AG consolidated
As of or for the quarter ended 30.9.25 As of or for the quarter ended 30.6.25 As of or for the quarter ended 31.12.24
USD m, except where indicated
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
UBS AG
consolidated
UBS Group AG
consolidated
Difference
(absolute)
Income statement
Total revenues

12,446

12,760

(315)

11,635

12,112

(477)

11,317

11,635

(318)
Credit loss expense / (release)

113

102

11

152

163

(11)

241

229

12
Operating expenses

10,826

9,831

995

10,621

9,756

865

11,017

10,359

658
Operating profit / (loss) before tax

1,507

2,828

(1,320)

862

2,193

(1,331)

59

1,047

(989)
Net profit / (loss)

1,294

2,487

(1,193)

1,198

2,402

(1,205)

(254)

779

(1,034)
Balance sheet
Total assets

1,633,877

1,632,251

1,626

1,671,814

1,669,991

1,823

1,568,060

1,565,028

3,033
Total liabilities

1,538,283

1,542,047

(3,764)

1,576,960

1,580,292

(3,332)

1,473,394

1,479,454

(6,060)
Total equity

95,594

90,204

5,390

94,854

89,699

5,155

94,666

85,574

9,092
Capital, liquidity and funding information
Common equity tier 1 capital

71,460

74,655

(3,194)

69,829

72,709

(2,880)

73,792

71,367

2,425
Going concern capital

91,425

94,950

(3,526)

88,485

91,721

(3,236)

89,623

87,739

1,884
Risk-weighted assets

502,425

504,897

(2,472)

498,327

504,500

(6,172)

495,110

498,538

(3,429)
Common equity tier 1 capital ratio (%)

14.2

14.8

(0.6)

14.0

14.4

(0.4)

14.9

14.3

0.6
Going concern capital ratio (%)

18.2

18.8

(0.6)

17.8

18.2

(0.4)

18.1

17.6

0.5
Total loss-absorbing capacity ratio (%)

37.8

39.5

(1.7)

36.5

37.9

(1.4)

36.7

37.2

(0.5)
Leverage ratio denominator

1,642,843

1,640,464

2,380

1,660,097

1,658,089

2,008

1,523,277

1,519,477

3,799
Common equity tier 1 leverage ratio (%)

4.3

4.6

(0.2)

4.2

4.4

(0.2)

4.8

4.7

0.1
Liquidity coverage ratio (%)
1

179.0

182.1

(3.2)

179.4

182.3

(2.9)

186.1

188.4

(2.3)
Net stable funding ratio (%)

118.6

119.7

(1.1)

120.9

122.4

(1.5)

124.1

125.5

(1.4)
1 The disclosed ratios represent quarterly averages for the quarters presented and are calculated based on an average of 65 data points in the third quarter of 2025, 61 data points in the second quarter of 2025 and
64 data points in the

fourth quarter of 2024.

Refer to the “Liquidity

and funding management” section

of the UBS Group third

quarter 2025 report, available

under “Quarterly reporting” at

ubs.com/investors, for
more information.

UBS AG third quarter 2025 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position

or cash

flows other

than a

financial measure

defined or

specified in

the applicable

recognized
accounting standards or in

other applicable regulations. A

number of APMs

are reported in

the discussion of

the
financial and operating performance of

the external reports (annual, quarterly

and other reports). APMs

are used
to provide

a more

complete

picture of

operating

performance and

to reflect

management’s

view of

the fundamental
drivers

of

the

business

results. A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information
content are presented in alphabetical order

in the table below. These APMs may

qualify as non-GAAP measures as
defined by US Securities and Exchange Commission

(SEC) regulations.
APM label
Calculation

Information content
Cost / income ratio (%)
Calculated as operating expenses divided by

total
revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost of credit risk
1

(bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance

of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts

of
Amounts due from banks and Loans and advances

to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes

the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a

percentage of total loan portfolio,

gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided

by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and
nondiscretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as

are
assets of sanctioned clients.

This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.

Gross margin on invested assets
1

(bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by

average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.

UBS AG third quarter 2025 report |
Appendix

APM label
Calculation

Information content
Invested assets (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management
Calculated as the sum of managed fund

assets,
managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts,

and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes.
Net interest margin
1

(bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus

interest and
dividends, divided by total invested assets

at the
beginning of the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.
Net new deposits (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of deposits recorded during a specific period. Deposits
include customer deposits and customer brokerage
payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees,

as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of deposits during a specific period

as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit

markets or
services.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows, excluding
movements due to market performance and

foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS

to exit
markets or services.
Net new loans (USD)
– Global Wealth Management
Calculated as the net amount of originations,
drawdowns and repayments of loans recorded during
a specific period. Loans include loans and

advances to
customers and customer brokerage receivables.
Excluded from the calculation are allowances,
movements due to fair value measurement and
foreign exchange translation,

as well as the effects on
loans and advances to customers of strategic
decisions by UBS to exit markets or services.
This measure provides information about the
development of loans during a specific period

as a
result of net new loan flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.

UBS AG third quarter 2025 report |
Appendix

APM label
Calculation

Information content
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in underlying net

profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying

net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on attributed equity
1

(%)
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed

equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity
1

(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Revenues over leverage ratio

denominator, gross
1

(%)
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by the
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share
(USD)
Calculated as equity attributable to shareholders
divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net interest income
(USD)
– Global Wealth Management,
Personal & Corporate Banking
Calculated by adjusting net interest income

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.

UBS AG third quarter 2025 report |
Appendix

APM label
Calculation

Information content
Underlying net profit growth (%)
Calculated as the change in underlying net

profit
attributable to shareholders from continuing
operations between current and comparison periods
divided by underlying net profit attributable to
shareholders from continuing operations of the
comparison period. Underlying net profit attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on attributed equity
1
(%)

Calculated as underlying business division

operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above)

divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common

equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill

and
intangible assets. Underlying net profit attributable

to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for

each of the third quarter

of 2025, the second

quarter of 2025, the

fourth quarter of 2024

and the third quarter of

2024 is based entirely

on consolidated data following the

merger of
UBS AG and Credit Suisse AG and for the purpose of the calculation of return measures has been annualized by multiplying such by four.

Profit or loss information for the first nine months of 2025 is based entirely on consolidated data following the merger of UBS AG and

Credit Suisse AG and for the purpose of the calculation of

return measures has been annualized by dividing such

by three and then multiplying by four.

Profit or
loss information for

the first nine

months of 2024

is presented on

a consolidated basis,

including Credit Suisse AG

data for four

months

(June to September

2024), and for

the purpose of

the calculation of

return
measures has been annualized by dividing such by three and then multiplying by four.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

UBS AG third quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DisO-FINMA

FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

UBS AG third quarter 2025 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a

general list

of the

abbreviations frequently

used in

our financial

reporting. Not

all of the

listed abbreviations
may appear in this particular report.

UBS AG third quarter 2025 report |
Appendix

Information sources

Reporting publications
Annual publications
UBS

AG

Annual

Report
:

Published

in

English,

this

report

provides

descriptions

of:

the

performance

of

UBS AG
(consolidated);

the

strategy

and

performance

of

the

business

divisions

and

Group

functions;

risk,

treasury

and
capital management; corporate governance;

and financial information, including

the financial statements.

Compensation

Report
:

This

report

discusses

the

compensation

framework

and

provides

information

about
compensation for

the Board

of Directors

and the

Group Executive

Board members.

It is

available in

English and
German ( “Vergütungsbericht
”) and represents a component of the UBS

Group Annual Report.
Sustainability Report
: Published

in English,

the Sustainability Report

provides disclosures on

environmental, social
and governance topics related to the UBS Group.

It also provides certain disclosures related to diversity,

equity and
inclusion.
Quarterly publications

Quarterly financial report
: This report provides an

update on performance and strategy (where

applicable) for the
respective quarter. It is available in English.
The annual

and quarterly

publications

are available

in .pdf and

online formats

at
ubs.com/investors
, under

“Financial
information”.

Printed copies, in any language, of the aforementioned

annual publications are no longer provided.

Other information
Website
The “Investor

Relations” website

at
ubs.com/investors

provides the

following information

about UBS:

results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission

(the

SEC);

information

for

shareholders,

including

UBS

dividend

and

share

repurchase

program
information, and for bondholders, including rating agencies reports; the corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.
Results presentations
Quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html . Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.
Form 20-F and other submissions to the US

Securities and Exchange Commission
UBS files periodic

reports with

and submits

other information

to the

SEC. Principal

among these

filings is the

annual
report on Form 20-F,

filed pursuant to

the US Securities

Exchange Act of 1934.

The filing of

Form 20-F is structured
as a wraparound document. Most

sections of the filing can be satisfied

by referring to the UBS AG Annual

Report.
However, there

is a

small amount

of additional

information in

Form 20-F

that is

not presented

elsewhere and

is
particularly

targeted

at

readers

in

the

US.

Readers

are

encouraged

to

refer

to

this

additional

disclosure.

Any
document that is filed with

the SEC is available on the

SEC’s website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

UBS AG third quarter 2025 report |
Appendix

Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements”, including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s business and future development and goals.

While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning
the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. In

particular,

the global

economy may

suffer

significant adverse

effects from

increasing political

tensions between

world powers,

changes to
international trade policies, including

those related

to tariffs and

trade barriers, and

evolving conditions in

the Middle East,

as well as

the continuing Russia–
Ukraine war. UBS’s acquisition of the Credit Suisse Group has materially changed its outlook and strategic

direction and introduced new operational challenges.
The integration of the Credit Suisse

entities into the UBS structure is expected

to continue through 2026 and presents

significant operational and execution

risk,
including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction,

that it may incur higher costs
to execute the integration

of Credit Suisse and that

the acquired business may

have greater risks or liabilities,

including those related to

litigation, than expected.
Following the failure of

Credit Suisse, Switzerland is

considering significant changes to its

capital, resolution and regulatory

regime, which, if adopted,

would
significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may

affect UBS’s performance

and ability to

achieve its plans,

outlook and other

objectives also include,

but are not

limited to: (i) the

degree to which
UBS is successful in the execution of its

strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of

risk-weighted
assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which

UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions,

including any potential changes to banking examination and oversight practices and standards as a result of
executive branch orders

or staff interpretations

of law in

the US; (iii) inflation

and interest rate

volatility in major

markets; (iv) developments

in the macroeconomic
climate and in

the markets

in which UBS

operates or to

which it is

exposed, including

movements in

securities prices or

liquidity, credit spreads, currency

exchange
rates,

residential

and

commercial

real

estate

markets,

general

economic

conditions,

and

changes

to

national

trade

policies

on

the

financial

position

or
creditworthiness of UBS’s clients

and counterparties, as well

as on client

sentiment and levels of

activity; (v) changes in the

availability of capital and

funding,
including any

adverse changes

in UBS’s

credit spreads

and credit

ratings of

UBS, as

well as

availability and

cost of

funding,
including as

affected by the

marketability
of a

current additional tier

one debt instrument,

to meet requirements

for debt eligible

for total loss-absorbing capacity

(TLAC); (vi) changes in

and potential
divergence between central bank

policies or the implementation

of financial legislation and regulation

in Switzerland, the US, the

UK, the EU and other financial
centers that have

imposed, or resulted

in, or may

do so in

the future, more

stringent or entity-specific

capital, TLAC, leverage ratio,

net stable funding ratio,
liquidity and

funding requirements,

heightened operational

resilience requirements,

incremental tax

requirements, additional

levies, limitations

on permitted
activities, constraints on remuneration, constraints

on transfers of capital and liquidity

and sharing of operational costs

across the Group or other measures, and
the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need

to make further

changes to the

legal structure or

booking model

of UBS in

response to legal

and regulatory requirements

including heightened
requirements and expectations

due to its

acquisition of the

Credit Suisse Group; (viii) UBS’s

ability to maintain

and improve its systems

and controls for complying
with sanctions in

a timely manner

and for

the detection and

prevention of money

laundering to meet

evolving regulatory requirements

and expectations, in
particular in

the current

geopolitical turmoil; (ix) the

uncertainty arising

from domestic

stresses in

certain major

economies; (x) changes

in UBS’s

competitive
position, including whether differences in regulatory capital and other requirements among the major financial centers

adversely affect UBS’s ability to compete
in certain lines

of business; (xi) changes in

the standards of conduct

applicable to its

businesses that may result

from new regulations

or new enforcement of
existing standards, including measures

to impose new

and enhanced duties when

interacting with customers and

in the execution

and handling of

customer
transactions; (xii) the

liability to which

UBS may be

exposed, or possible

constraints or

sanctions that regulatory

authorities might impose

on UBS, due

to litigation,
including litigation

it has

inherited by

virtue of

the acquisition

of Credit

Suisse, contractual

claims and

regulatory investigations,

including the

potential for
disqualification from

certain businesses,

potentially large

fines or

monetary penalties,

or the

loss of

licenses or

privileges as

a

result of

regulatory or

other
governmental sanctions, as well

as the effect that litigation, regulatory

and similar matters have on

the operational risk component

of its RWA; (xiii) UBS’s ability
to retain and attract the

employees necessary to generate revenues and to manage,

support and control its businesses, which may

be affected by competitive
factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the

recognition of deferred

tax assets and

other matters; (xv) UBS’s

ability to

implement new technologies

and business methods,

including digital
services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and

of

financial models

generally; (xvii) the

occurrence of

operational failures,

such as

fraud, misconduct,

unauthorized trading,

financial crime,
cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats;

(xviii) restrictions on the ability
of UBS Group AG, UBS AG and regulated

subsidiaries of UBS AG to make

payments or distributions, including

due to restrictions on the ability of

its subsidiaries
to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings;

(xix) the degree to which changes
in regulation, capital or

legal structure, financial results

or other factors may

affect UBS’s ability

to maintain its stated

capital return objective; (xx) uncertainty
over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the

evolving nature of

underlying science

and industry and

the increasing divergence

among regulatory regimes;

(xxi) the ability

of UBS to

access capital
markets; (xxii) the

ability of UBS

to successfully recover

from a disaster

or other business

continuity problem due

to a hurricane,

flood, earthquake,

terrorist attack,
war, conflict, pandemic, security

breach, cyberattack, power

loss, telecommunications

failure or other

natural or man-made

event; and (xxiii) the

effect that these
or other factors or

unanticipated events, including media reports and speculations, may have on its reputation

and the additional consequences that

this may
have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their

consequences. UBS’s

business and financial

performance could be

affected by other

factors identified in

its past and

future filings and

reports,
including those

filed with

the US

Securities and

Exchange Commission

(the SEC).

More detailed

information about

those factors

is set

forth in

documents
furnished by UBS

and filings made

by UBS with

the SEC, including

the UBS Group

AG and UBS

AG Annual Reports

on Form 20-F

for the year

ended 31 December
2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS AG
PO Box, CH-8098 Zurich
PO Box, CH-4002 Basel
ubs.com

This

Form 6-K

is

hereby incorporated

by reference

into (1)

the

registration statements

of

UBS AG

on

Form

F-3
(Registration Number 333-283672),

and into each

prospectus outstanding

under the foregoing

registration statement,
(2)

any

outstanding

offering

circular

or

similar

document

issued

or

authorized

by

UBS

AG

that

incorporates

by
reference any Forms 6-K

of UBS AG

that are incorporated

into its registration statements

filed with the SEC,

and (3)
the base prospectus of Corporate Asset Backed Corporation (“CABCO”)

dated June 23, 2004 (Registration Number
333-111572),

the

Form

8-K

of

CABCO

filed

and

dated

June

23,

2004

(SEC

File

Number

001-13444),

and

the
Prospectus

Supplements

relating

to

the

CABCO

Series

2004-101

Trust

dated

May

10,

2004

and

May

17,

2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By:

/s/ Sergio Ermotti

_
Name:

Sergio Ermotti
Title:

President of the Executive Board
By:

/s/ Todd Tuckner

_
Name:

Todd Tuckner
Title:

Chief Financial Officer
By:

/s/ Steffen Henrich

______________
Name:

Steffen Henrich
Title:

Controller
Date:

November 4, 2025